WildBrain
imagination runs wild

Dear fellow Shareholders,

In my first few months as CEO of DHX Media (dba WildBrain), I have become more energized and enthused about the untapped opportunities for our company. 2019 has been a year of change as we take vital steps to position WildBrain to realize the value of our great content and brands. It will take time and investment to fully unlock this value; however, we're already making progress across multiple fronts.

First off, the rebrand of our company from DHX Media to WildBrain has been well received. WildBrain has been at the forefront of the rapidly evolving media space, and we're now unifying the whole company under the name, the entrepreneurial culture and creativity that the WildBrain banner represents.

As shareholders, you play an important role in making our name change to WildBrain official. We will seek your approval for this change at our annual meeting on December 17, after which our stock ticker will change to "WILD".

As part of our repositioning, we initiated a management and business reorganization to drive greater collaboration and cross-selling opportunities among our business units, as well as to realize cost savings. The reorganization is well underway and expected to be completed by the end of Fiscal 2020. We're putting some of the savings generated back into targeted growth areas of the business, namely investments in creativity, our ad-based video-on-demand (AVOD) business and our brands.

Let me share with you some recent initiatives:

Producing Premium Content

With the array of competitive media platforms for kids and families to choose from, original content and brands are increasingly important. A great example is the first new original Peanuts series, *Snoopy in Space,* that we recently delivered to Apple for its debut exclusively on their new streaming service, Apple TV+. This service will be free for one year on all new Apple devices.

Our Peanuts franchise continues to generate steady consumer products revenue. We believe the global exposure on Apple TV+ will extend the Peanuts brand to a new generation of kids and families around the world. This first new series is just the beginning. More new Peanuts content is in the works for Apple TV+. In my view, *Snoopy in Space* has upped our creative game. It's the best work we've yet created and will be the standard to which we aspire.

Growing our AVOD Business

As part of our rebrand, our YouTube business, was renamed WildBrain Spark (formerly known as WildBrain).

In today's media landscape, it's about making sure brands and content are ubiquitous – and YouTube has become a dominant entertainment destination for kids and families. To that end, we're getting our own IP and partner brands in front of a huge online audience through WildBrain Spark.

WildBrain Spark grew its viewership by 66% to over 12 billion views in Q1 2020 and passed a new milestone of four billion views per month! This means more than 56 billion minutes of videos were watched on our network in Q1, up 43% over a year ago.

There's significant potential for monetizing our large and growing viewership on WildBrain Spark, and we're pursuing many ways to do just that. YouTube is making the necessary changes to evolve into a safer environment for kids, which we fully support. This is leading to a flight to quality in kids' content on YouTube, and we believe we are ideally positioned to benefit from that.

Improving Cash Flow and Strengthening Our Balance Sheet

We continue to improve our cash generation. In Q1 2020, we generated $18.7 million in positive operating cash flow versus negative cash flow of $10 million in Q1 2019. As a result, we paid down $7.6 million on our term loan from excess cash flow in the most recent quarter.

We've taken a number of steps to improve our financial position. We're raising $60 million by way of a rights offering backed by our largest shareholder. The financing is expected to close on or around November 22, 2019, and is a strong vote of confidence on our strategy and the opportunities ahead. $50 million of the net proceeds will be used to reduce debt and the balance will be invested in growth areas. The first benefit of this financing will be an amendment to our credit agreement eliminating the covenant "step downs" on our term loan, enabling greater flexibility to manage our business.

Looking Ahead

We're getting back to creativity and changing how we manage brands – and the priority is on content and brands in which we have ownership. We're taking a disciplined, 360° approach when creating content to drive brand awareness and to build audience engagement. It's about becoming life-cycle managers for monetizing IP, and we have the capabilities to do so by fully integrating our business units to work better together and by being more nimble.

To be clear – this is a long-term play that requires investment and aligning all parts of our business in the same direction. It's about striking the right balance between managing the balance sheet and investing for growth. We are at an important crossroads with a lot of exciting opportunities ahead and we remain fully focused on execution to deliver for the long run.

Thank you for your continued support and I hope to meet many of you at our forthcoming annual meeting.

Sincerely,

Eric Ellenbogen
CEO and Vice Chair
November 14, 2019

TABLE OF CONTENTS
ABOUT THIS CIRCULAR		1
SOLICITATION OF PROXIES		1
APPOINTMENT OF PROXYHOLDER		2
Registered Shareholders		2
Non-Registered Shareholders		2
REVOCATION OF PROXIES		3
VOTING OF PROXIES		3
VOTING SHARES		4
Summary of the Company’s Share Capital Structure		4
Voting Shares		4
Preferred Variable Voting Shares		5
Special Operating Procedures and Declarations		6
Quorum		6
Record Date		6
Principal Shareholders		6
BUSINESS OF THE MEETING		7
1.	Election of Directors	7
2.	Re-Appointment of Auditors and Authorization for Directors to Fix Their Remuneration	12
3.	Amendment of Articles	13
4.	Adoption of Omnibus Equity Incentive Plan	14
5.	Approval of Unallocated Options under Stock Option Plan	20
6.	Amendment of Employee Share Purchase Plan	21
7.	Other Matters	22
STATEMENT OF EXECUTIVE COMPENSATION		22
Use of Certain Terms		22
Human Resources and Compensation Committee		22
Compensation Advisors / Executive Compensation-Related Fees		23
Compensation Discussion and Analysis		24
Compensation Philosophy		24
Summary Compensation Table		30
Incentive Plan Awards		31
CEO Share Ownership		33
Employment Agreements and Severance Arrangements		33
Termination and Change of Control Benefits		36
Advisory Vote on Executive Compensation		39
Compensation of Directors		39
Share Ownership Guidelines		43
EQUITY COMPENSATION PLAN INFORMATION		44
Stock Option Plan		44
Employee Share Purchase Plan		46
STATEMENT OF CORPORATE GOVERNANCE PRACTICES		48
Board of Directors		48
Committees of the Board of Directors		50
Audit Committee		50
Human Resources and Compensation Committee		51
Corporate Governance and Nominations Committee		51
Production Financing Committee		51
Corporate Finance Committee		51
Position Descriptions		52
Orientation and Continuing Education		52
Nomination of Directors		53
Board and Director Evaluations / Assessments		53
Board Renewal		53
Diversity on the Board		54
Diversity in Executive Officer Appointments		54
Compensation		54

(i)

Ethical Business Conduct	55
Disclosure and Insider Trading Policies	55
Shareholder Engagement	55
INSURANCE COVERAGE AND INDEMNIFICATION OF DIRECTORS AND OFFICERS	56
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	56
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	56
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	56
EXEMPTION FROM TAKE-OVER BID AND EARLY WARNING REPORTING REQUIREMENTS	57
ADDITIONAL INFORMATION	57
APPROVAL OF THE DIRECTORS	57

APPENDIX “A” AMENDMENT RESOLUTION
APPENDIX “B” OMNIBUS PLAN RESOLUTION
APPENDIX “C” OMNIBUS PLAN
APPENDIX “D” STOCK OPTION PLAN RESOLUTION
APPENDIX “E” EMPLOYEE SHARE PURCHASE PLAN RESOLUTION
APPENDIX “F” EMPLOYEE SHARE PURCHASE PLAN
APPENDIX “G” MANDATE FOR THE BOARD OF DIRECTORS

(ii)

DHX MEDIA LTD. (DBA WILDBRAIN)

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

November 5, 2019

The annual and special meeting (the “Meeting”) of the holders of (i) Common Voting Shares (the “Common Voting Shares”), (ii) Variable Voting Shares (the “Variable Voting Shares” and, together with the Common Voting Shares, the “Voting Shares”) and (iii) Preferred Variable Voting Shares (the “PVV Shares” and, together with the Common Voting Shares and the Variable Voting Shares, the “Shares”) in the capital of DHX Media Ltd. (dba WildBrain) (the “Company” or “WildBrain”) will be held at the Four Seasons Hotel, 60 Yorkville Avenue, Toronto, Ontario on December 17, 2019 at 10:00 a.m. (Toronto time) for the following purposes:

1.	To receive and consider the audited financial statements of the Company for the fiscal year ended June 30, 2019, together with the auditors report thereon;

2.	To elect directors for the ensuing year;

3.	To re-appoint PricewaterhouseCoopers LLP as the auditors of the Company and to authorize the directors to fix the remuneration to be paid to the auditors;

4.	To consider and, if thought advisable, to pass, with or without variation, a special resolution (the full text of which is set out in Appendix “A” of the accompanying management information circular (the “Circular”)) authorizing an amendment to the Company’s articles (i) to change the name of the Corporation to “WildBrain Ltd.” or such other name as the directors may approve and (ii) to allow the directors to appoint one or more additional directors up to a maximum of one third of the number directors elected at the previous annual meeting of shareholders;

5.	To consider and, if thought advisable, to pass, with or without variation, an ordinary resolution (the full text of which is set out in Appendix “B” of the Circular) approving the adoption of an omnibus equity incentive plan (the full text of which is set out in Appendix “C” of the Circular);

6.	To consider and, if thought advisable, to pass, with or without variation, an ordinary resolution (the full text of which is set out in Appendix “D” of the Circular) approving unallocated options under the Company’s stock option plan (the “Stock Option Plan”);

7.	To consider and, if thought advisable, to pass, with or without variation, an ordinary resolution (the full text of which is set out in Appendix “E” of the Circular) approving an amendment to the company’s employee share purchase plan (the “Employee Share Purchase Plan”) (the full text of which, as amended is set out in Appendix “F” of the Circular), increasing the maximum number of Voting Shares that may be issued under the Employee Share Purchase Plan to 750,000, and the reservation of such Voting Shares for issuance under the Employee Share Purchase Plan, and amending the amendment provisions of the Employee Share Purchase Plan; and

8.	To transact such other business as may properly come before the meeting or any adjournment thereof.

The specific details of the matters to be put before the Meeting are set forth in the Circular.

If you are a registered holder of Shares, you are requested to complete, sign, date and return to Computershare Investor Services Inc. (“Computershare”), the transfer agent and registrar of the Company, the enclosed form of proxy whether or not you are able to attend the Meeting in person. All instruments appointing proxies to be used at the Meeting must be deposited with Computershare, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 not later than 10:00 a.m. (Toronto time) on December 13, 2019, the second last business day preceding the date of the Meeting, or with the Chair of the Meeting prior to the commencement of the Meeting on the date of the Meeting, and any instruments appointing proxies to be used at any adjournment or postponement of the Meeting must be so deposited at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for such adjournment or postponement of the Meeting or with the Chair of the adjourned or postponed Meeting prior to the commencement of the Meeting on the date of the Meeting.

If you are a non-registered holder of Shares (for example, if you hold Shares in an account with a broker, dealer or other intermediary), you should follow the voting procedures described in the voting instruction form or other document accompanying the Circular or call your broker, dealer or other intermediary for information on how you can vote your Shares.

The board of directors of the Company has fixed November 12, 2019 as the record date for the determination of holders of Shares entitled to receive notice of and vote at the Meeting. Any persons who were not holders of Shares and who acquired Shares after the record date will not be entitled to receive notice of or vote those Shares at the Meeting.

For the purposes of the Meeting, each holder of Voting Shares will be entitled to one vote for each Voting Share held, subject to the voting restrictions and adjustments attached to the Variable Voting Shares as discussed under “Voting Shares” in the Company’s accompanying management information circular. The votes attached to the PVV Shares as a class will, in the aggregate, not be less than 1% of the votes attached to all shares of the Company, subject to adjustments attached to the PVV Shares. The holder of the PVV Shares, the current Chief Financial Officer of the Company, Aaron Ames, has entered into a shareholders agreement pursuant to which, among other things, Mr. Ames agreed not to grant a proxy or other right to vote the PVV Shares except to a representative of the Company designated by the board of directors. Additional information concerning the PVV Shares can be found under “Voting Shares” in the accompanying Circular.

By order of the board of directors of DHX Media Ltd. (dba WildBrain)

(signed) “James Bishop”
Corporate Secretary

DHX MEDIA LTD. (DBA WILDBRAIN)

MANGEMENT INFORMATION CIRCULAR

FOR THE

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

December 17, 2019

ABOUT THIS CIRCULAR

This management information circular (the “Circular”) is being sent by the management of DHX Media Ltd. (dba WildBrain) (the “Company” or “WildBrain”) to all holders (“Shareholders”) of (i) Common Voting Shares (the “Common Voting Shares”), (ii) Variable Voting Shares (the “Variable Voting Shares” and, together with the Common Voting Shares, the “Voting Shares”), and (iii) Preferred Variable Voting Shares (the “PVV Shares” and, together with the Common Voting Shares and the Variable Voting Shares, the “Shares”), together with a notice of an annual and special meeting of Shareholders and documents required to vote at the annual and special meeting (the “Meeting”) of Shareholders. The Circular’s purpose is:

  to explain how you, as a Shareholder, can vote at the Meeting, either in person or by transferring your vote to someone else to vote on your behalf;

  to request that you authorize WildBrain’s Chief Executive Officer and Vice Chair (or his alternate) to vote on your behalf in accordance with your instructions set out on the proxy form;

  to inform you about the business to be conducted at the Meeting; and

  to give you important background information to assist you in deciding how to vote.

Additional information relating to WildBrain is available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and the Electronic Data Gathering, Analysis, and Retrieval System (“EDGAR”) at www.sec.gov/edgar.shtml. Financial information of WildBrain is provided in WildBrain’s comparative financial statements and management’s discussion and analysis (“MD&A”) for its most recently completed financial year and its most recently completed interim period. Shareholders may contact WildBrain to request copies of WildBrain’s financial statements and MD&A by sending an email with that request to info@wildbrain.com.

No person has been authorized to give any information or to make any representation in connection with the matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized. Solicitation of proxies will be primarily by mail, but may also be undertaken by way of advertisement or by telephone, fax, e-mail or oral communication by the directors, officers, employees and other representatives of WildBrain and its subsidiaries, at no additional compensation (except as otherwise disclosed). All costs associated with the solicitation of proxies by WildBrain and its subsidiaries will be borne by WildBrain.

Unless otherwise specified herein, all references to dollar amounts shall be to Canadian dollars.

SOLICITATION OF PROXIES

This Circular and accompanying form of proxy (the “Proxy”) is furnished in connection with the solicitation by management of WildBrain of proxies to be used at the Meeting. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally, by advertisement or by telephone, fax, e-mail or oral communication, by the directors, officers, employees and other representatives of WildBrain and its subsidiaries without additional compensation (except as otherwise disclosed). The cost of solicitation will be borne by WildBrain.

APPOINTMENT OF PROXYHOLDER

The persons specified in the enclosed Proxy are officers of WildBrain. Each Shareholder has the right to appoint as proxyholder a person (who need not be a Shareholder) other than the persons designated by management of WildBrain in the Proxy to attend and act on the Shareholder’s behalf at the Meeting or at any adjournment thereof. Such right may be exercised by inserting the name of the person in the blank space provided in the Proxy or by completing another form of proxy.

A person or company whose name appears on the books and records of WildBrain as a holder of Shares is a registered Shareholder. A non-registered Shareholder is a beneficial owner of Shares whose shares are registered in the name of an intermediary (such as a bank, trust company, securities dealer or broker, or a clearing agency in which an intermediary participates).

Registered Shareholders

A registered Shareholder can vote Shares owned by it at the Meeting in one of two ways – either in person at the Meeting or by proxy. A registered Shareholder who wishes to vote in person at the Meeting should not complete or return the Proxy included with this Circular. Those registered Shareholders choosing to attend the Meeting will have their votes taken and counted at the Meeting. A registered Shareholder who does not wish to attend the Meeting or does not wish to vote in person should properly complete and deliver the Proxy and the Shares represented by the Shareholder’s Proxy will be voted or withheld from voting in accordance with the instructions indicated on the Proxy or any ballot that may be called at the Meeting or any adjournment thereof.

A registered Shareholder must submit his or her Proxy by completing, dating and signing the Proxy and returning it using the envelope provided or otherwise to Computershare Investor Services Inc. (“Computershare”), 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario, M5J 2Y1.

To be effective, a proxy must be received by Computershare no later than 10:00 a.m. (Toronto time) on December 13, 2019 or, if the Meeting is adjourned, 48 hours (Saturdays, Sundays and holidays excepted) prior to the time of holding of the Meeting or any adjournment thereof. The Chair of the Meeting may waive this cut-off in his or her discretion without notice.

Non-Registered Shareholders

The information set forth in this section is of significant importance to many Shareholders as a substantial number of Shareholders do not hold their Voting Shares in their own name. Shareholders who do not hold their Voting Shares in their own name (the “Beneficial Shareholders”) should note that only proxies deposited by Shareholders whose names appear on the records of WildBrain as the registered holders of Voting Shares can be recognized and acted upon at the Meeting. If the Voting Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those shares will not be registered in the Shareholder’s own name on the records of WildBrain. Such Voting Shares will more likely be registered in the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of shares are registered in the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Voting Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Voting Shares for the broker’s clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Applicable regulatory policy requires brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure their Voting Shares are voted at the Meeting. In certain cases, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the Proxy provided to registered Shareholders, however, its purpose is limited to instructing the Registered Shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial

Shareholder. The majority of Canadian brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communications (“Broadridge”). Broadridge typically prepares a machine-readable voting instruction form (“VIF”), mails that form to the Beneficial Shareholders and asks Beneficial Shareholders to return the instruction forms to Broadridge. Alternatively, Beneficial Shareholders can either call Broadridge’s toll-free telephone number to vote their Voting Shares or access Broadridge’s dedicated voting website at www.proxyvote.com to deliver their voting instructions. Broadridge then tabulates the results of all instructions received and provides instructions respecting the voting of Voting Shares to be represented at the Meeting. A Beneficial Shareholder receiving a voting instruction form from Broadridge cannot use that form to vote Voting Shares directly at the Meeting – voting instructions must be provided to Broadridge (in accordance with the instructions set forth on the Broadridge form) well in advance of the Meeting in order to have the Voting Shares voted in accordance with the VIF. If you have any questions respecting the voting of Voting Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

Beneficial Shareholders fall into two categories – those who object to their identity being made known to the issuers of securities which they own (“Objecting Beneficial Owners”, or “OBOs”) and those who do not object to their identity being made known to the issuers of the securities they own (“Non-Objecting Beneficial Owners”, or “NOBOs”). Subject to the provisions of National Instrument 54-101 - Communication with Beneficial Owners of Securities of Reporting Issuers (“NI 54-101”) issuers may request and obtain a list of their NOBOs from intermediaries via their transfer agents. Pursuant to NI 54-101, issuers may obtain and use the NOBO list for distribution of proxy-related materials directly to such NOBOs.

WildBrain has decided to take advantage of the provisions of NI 54-101 that permit it to deliver proxy-related materials directly to its NOBOs. As a result, any NOBO of WildBrain can expect to receive a scannable VIF from Computershare, rather than Broadridge as described above. Please complete and return the VIF to Computershare in the envelope provided or by facsimile. In addition, telephone voting and internet voting are available as further described in the VIF. Instructions in respect of the procedure for telephone and internet voting can be found in the VIF. Computershare will tabulate the results of the VIFs received from WildBrain’s NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs received by Computershare.

WildBrain’s OBOs can expect to be contacted by Broadridge or their brokers or their broker’s agents as set out above.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Voting Shares registered in the name of his or her broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the Registered Shareholder and vote the Voting Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Voting Shares as proxyholder for the Registered Shareholder should enter their own names in the blank space on the VIF provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

REVOCATION OF PROXIES

A registered Shareholder who has given a proxy may revoke it by depositing an instrument in writing signed by the Shareholder or by the Shareholder’s attorney, who is authorized in writing, at the registered office of the Company, 5657 Spring Garden Road, Suite 505, Halifax, Nova Scotia, B3J 23R4 at any time up to 5:00 p.m. (Toronto time) on the last business day preceding the date of the Meeting, or in the case of any adjournment of the Meeting, 5:00 p.m. (Toronto time) on the last business day preceding the date of the adjournment, or with the Chair of the Meeting on the day of, and prior to the start of, the Meeting or any adjournment thereof. A registered Shareholder may also revoke a proxy in any other manner permitted by law. A Beneficial Shareholder may revoke voting instructions by written notice to the intermediary to whom the instructions were given. Beneficial Shareholders should refer to their VIF for further information on revoking voting instructions. Any revocation notice should be delivered to the intermediary well in advance of the Meeting to allow the intermediary time to process the revocation.

VOTING OF PROXIES

On any ballot that may be called for, Shares represented by properly executed proxies in favour of the person designated by management of WildBrain in the Proxy will be voted for or withheld from voting in accordance with the instructions given thereon. If a choice is specified with respect to any matter to be acted on, the Shares will be voted accordingly. If a specification is not made with respect to any matter, the Shares will be voted in such manner as stated therein and herein.

The Proxy confers discretionary authority upon the person specified therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting, and with respect to other matters which may properly come before the Meeting or any adjournment thereof. As of the date of this Circular, management of WildBrain is not aware of any such amendment, variation or other matter to come before the Meeting. However, if any amendments or variations to matters identified in the accompanying Notice of Meeting, or any other matters that are not now known to management, should properly come before the Meeting or any adjournment thereof, the Shares represented by properly executed proxies given in favour of the persons designated by management of WildBrain in the Proxy will be voted on such matters pursuant to such discretionary authority.

Shareholders who wish to vote at the Meeting either by completing and delivering a proxy or a voting instruction form or by attending and voting at the Meeting will be required to complete a Declaration of Canadian Status in order to enable WildBrain to comply with the restrictions imposed by its Articles (as defined below) and the Direction (as defined below) on the ownership and voting of its Voting Shares. If a Shareholder does not complete such declaration or if it is determined by WildBrain or Computershare that a Shareholder incorrectly indicated (through inadvertence or otherwise) that the Voting Shares represented by the proxy are owned and controlled by a Canadian, such Shareholder will be deemed to be a non-Canadian for purposes of voting at the meeting. Such declaration is contained in the accompanying form of proxy or in the voting instruction form provided to you if you are a not a Registered Shareholder. For additional information, refer to “Voting Shares – Special Operating Procedures and Declarations” below.

VOTING SHARES

Summary of the Company’s Share Capital Structure

The Company’s Articles of Continuance, as amended, (the “Articles”) include certain constraints on the ownership of the Company’s Voting Shares which were adopted for the purpose of facilitating compliance with legal requirements relating to Canadian ownership and control of broadcasting undertakings embodied in a Direction (the “Direction”) from the Governor in Council (i.e. Cabinet of the Canadian federal government) to the Canadian Radio-television and Telecommunications Commission (the “CRTC”) pursuant to authority contained in the Broadcasting Act (Canada) (the “Broadcasting Act”). Under the Direction, non-Canadians are permitted to own and control, directly or indirectly, up to 33⅓% of the voting shares and 33⅓% of the votes of a holding company which has a wholly owned subsidiary operating company licensed under the Broadcasting Act. This restriction applies to WildBrain because its wholly-owned subsidiary, DHX Television Ltd. (“WildBrain Television”), holds three broadcast licenses issued by the CRTC which are required in order for WildBrain Television to operate its broadcast undertakings.

The voting and other terms applicable to the Company’s Shares, summarized below under “Common Voting Shares”, “Variable Voting Shares”, and “Preferred Variable Voting Shares” are intended to, among other things, facilitate the Company’s compliance with the Canadian ownership rules under the Direction.

Voting Shares

As at November 5, 2019, WildBrain had 135,010,698 Voting Shares issued and outstanding.

The terms of the Common Voting Shares provide that each Common Voting Share shall be converted into one Variable Voting Share, automatically and without any further act of the Company or the holder, if such Common Voting Share is or becomes owned or controlled by a person who is not a Canadian. Each issued and outstanding Variable Voting Share shall be automatically converted into one Common Voting Share, without any further intervention on the part of the Company or the holder, if (i) the Variable Voting Share is or becomes owned and controlled by a Canadian; or if (ii) the provisions contained in or promulgated under the Broadcasting Act relating to foreign ownership restrictions are repealed and not replaced with other similar provisions in applicable legislation.

Each Common Voting Share is entitled to one vote, without cumulation, on each matter to be voted upon at the Meeting.

Each Variable Voting Share is entitled to vote on each matter to be voted upon at the Meeting. Variable Voting Shares carry one vote per share held, except where (i) the number of votes that may be exercised in respect of all issued and outstanding Variable Voting Shares exceeds 33⅓% of the total number of votes that may be exercised in respect of all issued and outstanding Variable Voting Shares, Common Voting Shares and PVV Shares (or any greater percentage that would qualify the Company as a “Canadian” pursuant to the Broadcasting Act or in any regulation or direction made thereunder), or (ii) the total number of votes cast by or on behalf of the holders of Variable Voting Shares at any meeting on any matter on which a vote is to be taken exceeds 33⅓% (or any greater percentage that would qualify the Company as a “Canadian” pursuant to the Broadcasting Act or in any regulation or direction made thereunder) of the total number of votes that may be cast at such meeting.

If either of the above-noted thresholds is surpassed at any time, the vote attached to each Variable Voting Share will decrease automatically without further act or formality. Under the circumstances described in clause (i) of the paragraph above, the Variable Voting Shares as a class cannot carry more than 33⅓% (or any greater percentage that would qualify the Company as a “Canadian” pursuant to the Broadcasting Act or in any regulation or direction made thereunder) of the total voting rights attached to the aggregate number of issued and outstanding Variable Voting Shares, Common Voting Shares and PVV Shares of the Company. Under the circumstances described in clause (ii) of the paragraph above, the Variable Voting Shares as a class cannot, for the purposes of the Meeting, carry more than 33⅓% (or any greater percentage that would qualify the Company as a “Canadian” pursuant to the Broadcasting Act or in any regulation or direction made thereunder) of the total number of votes that may be cast at such meeting of shareholders.

Preferred Variable Voting Shares

As at November 5, 2019, WildBrain had 100,000,000 PVV Shares issued and outstanding.

The votes attached to the PVV Shares as a class are automatically adjusted so that they, together with the votes attached to Shares that are owned by Canadians (as determined based on inquires WildBrain has made of the holders of Shares and depositary interests), equal 55% of the votes attached to all shares in the capital of WildBrain. The votes attached to the PVV Shares as a class are, in aggregate, not less than 1% of the votes attached to all shares in the capital of WildBrain.

The votes attached to the PVV Shares as a class are determined based on the ownership of Voting Shares ascertained through the monitoring process to be undertaken by the board of directors of WildBrain (the “Board”) pursuant to the Special Operating Procedures (as defined and described in more detail below under “Special Operating Procedures and Declarations”) and in accordance with the Company’s Articles. Currently, the Company monitors the level of ownership of Variable Voting Shares by obtaining data on (i) registered Shareholders from its transfer agent and registrar, Computershare, and (ii) Beneficial Shareholders from the Canadian Depository for Securities and the United States Depository Trust Company. If no response to these inquiries is received from a particular broker or market intermediary, then the shares or depositary interests held by that broker or market intermediary are deemed to be Variable Voting Shares. The votes attached to the PVV Shares as a class for any meeting of Shareholders is determined once the ownership of Voting Shares has been established through this monitoring process.

All of the issued and outstanding PVV Shares are presently held by Aaron Ames, Chief Financial Officer of WildBrain. Mr. Ames, as the sole holder of PVV Shares, has entered into a shareholders agreement with the Company (the “PVV Shareholder Agreement”), pursuant to which Mr. Ames has (i) agreed not to transfer the PVV Shares, in whole or in part, if it is determined by the Board to be in the best interests of WildBrain to enable WildBrain to qualify for tax credits or government incentives, except with the prior written approval of the Board, (ii) granted to WildBrain the unilateral right to compel the transfer of the PVV Shares, at any time and from time to time, in whole or in part, to a person designated by the Board and (iii) granted to WildBrain a power of attorney to effect any transfers contemplated by the PVV Shareholder Agreement. The Board of the Company will not approve or compel a transfer without first obtaining the approval of the Toronto Stock Exchange (the “TSX”) and the PVV Shareholder Agreement cannot be amended, waived or terminated unless approved by the TSX.

Special Operating Procedures and Declarations

WildBrain has adopted special operating procedures (the “Special Operating Procedures”) for monitoring Share ownership and ensuring that the share register of each class of Voting Shares is up to date at all times, as well as facilitating the Company’s compliance with its Articles and applicable laws, regulations and rules, including in respect of Canadian ownership and control. The Special Operating Procedures are administered by Computershare in Canada and its affiliate, Computershare Trust Company, N.A., in the U.S. Pursuant to the Special Operating Procedures, Shareholders who wish to vote at the Meeting either by completing and delivering a proxy or a voting instruction form or by attending and voting at the Meeting will be required to complete a Declaration of Canadian Status in order to enable WildBrain to comply with the restrictions imposed by its Articles and the Direction on the ownership and voting of its Voting Shares. If a Shareholder does not complete such declaration or if it is determined by WildBrain or Computershare that a Shareholder incorrectly indicated (through inadvertence or otherwise) that the Voting Shares represented by the proxy are owned and controlled by a Canadian, such Shareholder will be deemed to be a non-Canadian for purposes of voting at the meeting. Such declaration is contained in the accompanying form of proxy or in the voting instruction form provided to you if you are a not a Registered Shareholder.

The Company may also require a person in whose name Voting Shares of the Company are registered, the agent of such person, the participant in whose name such shares are registered, or the depository to provide a statutory declaration under the Canada Evidence Act or otherwise concerning: (i) whether the shareholder is the beneficial owner of, or controls, Voting Shares of the Corporation or holds them for a beneficial owner; (ii) whether the shareholder is an associate of another shareholder; (iii) whether the shareholder or beneficial owner is a Canadian; and (iv) any further facts that the directors consider relevant. A copy of the Special Operating Procedures may be found on WildBrain’s website at www.wildbrain.com under the Investors-Governance tabs.

Quorum

A quorum of Shareholders is present at the Meeting if there are persons not being less than two in number and holding or representing by proxy not less than 25 percent of the issued and outstanding shares of WildBrain enjoying voting rights at such meeting.

Record Date

The Board of the Company has fixed November 12, 2019 as the record date (the “Record Date”) for the Meeting. Any holder of Shares of record at the close of business on the Record Date is entitled to vote the Shares registered in such Shareholder’s name at that date on each matter to be acted upon at the Meeting. Subject to any applicable adjustment pursuant to the voting rights for each class of Share as described above, on a show of hands, every Shareholder and proxyholder present in person shall have one vote and, on a ballot, every Shareholder and proxyholder present shall have one vote for each Share of which he or it is the Shareholder or proxyholder.

Principal Shareholders

To the knowledge of the directors and officers of WildBrain, as of the date of this Circular, except for the entity listed below, no person, company, or other entity beneficially owns, directly or indirectly, or exercised control or direction over, more than 10% of the voting rights attached to the outstanding Voting Shares:

Variable Voting Shares
Name of Shareholder	Number of Voting Shares Held	Percentage of Outstanding Voting Shares(1)
Fine Capital Partners, L.P. (“Fine”)	38,797,950	28.74%
EastBay Asset Management, LLC (“EastBay”)	26,156,723	19.37%

(1)	Calculated based on WildBrain’s outstanding Voting Shares as of November 5, 2019. Refer to “Exemption From Take-Over Bid and Early Warning Reporting Requirements” below.

To the knowledge of the directors and officers of the Company, as at the date of this Circular, except for the person listed below, no person, company, or other entity beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of the voting rights attached to the outstanding PVV Shares:

Preferred Variable Voting Shares
Name of Shareholder	Number of PVV Shares Held	Percentage of Outstanding PVV Shares(1)
Aaron Ames	100,000,000	100%

BUSINESS OF THE MEETING

1.	Election of Directors

The Board has fixed the number of directors to be elected at the Meeting at 11. Each director will hold office, subject to the provisions of the Company’s by-laws, until the next annual meeting of shareholders or until the successor of such director is duly elected or appointed.

The Board unanimously recommends that Shareholders vote “FOR” the election of each of its proposed nominees to serve on the Company’s Board until the next annual meeting of Shareholders. In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the election of each of the proposed nominees whose names are set forth below, each of whom has been a director since the date indicated below opposite the proposed nominee’s name. The nominees set forth below have consented to being named in this Circular and to serve if elected. Management does not contemplate that any of the proposed nominees will be unable or unwilling to serve as a director, but if that should occur for any reason prior to the Meeting, the Voting Shares represented by properly executed proxies given in favour of such proposed nominee(s) may be voted by the persons designated by management of the Company in the enclosed form of proxy, in their discretion, in favour of any other nominee.

Majority Voting Policy

The Company maintains a majority voting policy in director elections that will apply at any meeting of Shareholders where an uncontested election of directors is held. Pursuant to this policy, if the number of proxy votes withheld for a particular director nominee is greater than the votes for such director, the director nominee will be required to submit his or her resignation to the Chair of the board promptly following the applicable shareholders’ meeting. Following receipt of resignation, the Corporate Governance and Nominations Committee of the Company (the “Governance Committee”) will consider whether or not to accept the offer of resignation and make a recommendation to the Board. Within 90 days following the applicable shareholders’ meeting, the Board shall publicly disclose by press release its decision whether to accept the applicable director’s resignation or not, including the reasons for rejecting the resignation, if applicable, and provide the press release disclosing such decision to the TSX and, if required, any other applicable stock exchange upon which the Company’s Voting Shares are listed. The Board will accept the resignation absent exceptional circumstances. A director who tenders his or her resignation pursuant to this policy will not be permitted to participate in any meeting of the Board or the Governance Committee at which the resignation is considered. A copy of the majority voting policy may be found on WildBrain’s website at www.wildbrain.com under the Investors-Governance tabs.

Nominees for Election to the Board

The following table sets forth information with respect to each person proposed to be nominated for election as a director, including the number of Common Voting Shares beneficially owned, directly or indirectly, or over which control or direction was exercised, by such person or the person’s associate or affiliate as at the date of this Circular. The information as to Voting Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, not being within the knowledge of WildBrain, has been furnished by the respective directors individually.

Directors
Name and Municipality of Residence	Principal Occupation	Age	Director Since	Voting Shares(8)	Value of Voting Shares(10)	Meets Share Ownership Guidelines(11)
DAVID C. COLVILLE(2)(3) Halifax, Nova Scotia, Canada	President of DC Communications Consulting Ltd.	74	May 16, 2014	87,193	$186,983	No
AMANDA S. CUPPLES(1)(2) London, U.K.	Chief Commercial Officer of Babylon Health	38	December 18, 2018	52,693	$100,000	No
DEBORAH A. DRISDELL(1)(2) Montreal, Quebec, Canada	President of Drisdell Consulting	56	December 16, 2015	98,093	$234,923	Yes
ERIC ELLENBOGEN(1)(7) New York, NY, U.S.	CEO and Vice Chair of WildBrain	62	December 18, 2018	50,000	$90,980	No
ERIN ELOFSON Toronto, Ontario, Canada	Country Manager with Pinterest	40	N/A	Nil	Nil	No
ALAN R. HIBBEN(3)(5) Toronto, Ontario, Canada	Corporate Director and Advisor	66	March 23, 2018	132,550	$300,678	Yes
STEVEN M. LANDRY(3)(5) San Rafael, CA, U.S.	Chief Investment Officer of EastBay Asset Management, LLC	46	December 18, 2018	26,156,723(9) 52,693	- $100,000	- No
D. GEOFFREY MACHUM(2)(4) Halifax, Nova Scotia, Canada	Lawyer, Stewart McKelvey	59	May 16, 2014	199,758	$811,401	Yes
THOMAS MCGRATH Los Angeles, CA, U.S.	Chairman and CEO of Crossroads Live	64	N/A	Nil	Nil	No
JONATHAN P. WHITCHER(2)(4) New York, NY, U.S.	Chief Investment Officer of Fine Capital	40	June 25, 2018	1,414,497	$3,261,418	Yes
DONALD A. WRIGHT(4)(5)(6) Toronto, Ontario, Canada	President and Chief Executive Officer of The Winnington Capital Group Inc.	71	January 9, 2006	408,228	$557,858	Yes

(1)	Member of the Production Financing Committee.
(2)	Member of the Human Resources and Compensation Committee.
(3)	Member of the Audit Committee.
(4)	Member of the Corporate Governance and Nominations Committee.
(5)	Member of the Corporate Finance Committee.
(6)	Chair of the Board.
(7)	Vice Chair of the Board.
(8)	Includes DSU holdings.
(9)	Represents shares held by EastBay over which Mr. Landry exercises direction or control in his capacity as Chief Investment Officer of EastBay.
(10)	Calculated based on the price at which the directors acquired the shares or fair value of the grant of DSUs, as applicable.

(11)	Provided for illustrative purposes only. Directors have a period of 5 years to satisfy share ownership guidelines which require directors personally hold three times the annual board retainer (i.e. $225,000) in value of shares of the Company. Refer to “Statement of Executive Compensation – Share Ownership Guidelines” below.

WildBrain does not have an executive committee.

The following sets out the principal occupation, business or employment of each proposed director of the Company and other biographical information. Except as noted below, each of the directors of the Company has been engaged for more than five years in his or her present principal occupation or in other capacities with WildBrain or organization (or predecessor) in which he or she currently holds his or her principal occupation.

David Colville, P.Eng., a non-executive and independent director of WildBrain, is president of DC Communications Consulting Ltd, a communications consulting business, and a former Commissioner and Vice Chairman of the CRTC. Mr. Colville worked in the telecommunications industry from 1970 to 1980 with Bell Canada and Maritime Tel. & Tel. From 1980 to 1990 Mr. Colville was Senior Director, Communications Policy with the Nova Scotia Dept. of Transportation and Communications. From 1990 to 2004, he was Commissioner and Vice Chairman (from 1995) of the CRTC, during which time he was responsible for opening the telecommunications market to competition and exempting internet programming from Broadcasting regulation. Mr. Colville was a founding member of both the Board of Directors of the Nova Scotia Film Development Corp. and the Nova Scotia Educational Television Service.

Amanda Cupples, a non-executive and independent director of WildBrain, is a media and technology executive with experience in leading large-scale strategic and operational transformations in both high-growth and turnaround situations. She has a wide range of commercial and operational experience across all forms of media, as well as blue-chip management consulting and law. She is currently Chief Commercial Officer at Babylon Health, one of the fastest growing and revolutionary artificial intelligence companies in the world. Prior to joining Babylon, she served as International President of Deluxe Entertainment, running post-production and media distribution operations across EMEA, APAC and Canada. Ms. Cupples has also held a variety of executive roles with EMI Music, worked as a management consultant with McKinsey & Company, and as a lawyer with Mallesons Stephen Jaques and Slaughter and May. She has a B.Sc in Mathematics and an LLB (First Class Honours) from the University of Melbourne, and an LLM with Distinction from the London School of Economics.

Deborah Drisdell, a non-executive and independent director of WildBrain, is currently President of Drisdell Consulting, providing strategic advice to public and private sector clients in Canada and internationally, and is a veteran of over 25 years in the Canadian film and television industry. Previously, Ms. Drisdell held the positions of Director General, Accessibility & Digital Enterprises (from 2006 to 2015) and Director, Strategic Planning & Government Relations with the National Film Board of Canada (the “NFB”) during which time she was responsible for advancing the NFB into the digital era of content distribution with its award winning NFB.ca platform and mobile expansion. She has also held various other senior positions with media organizations, including Sextant Entertainment Group and Telefilm Canada.

Eric Ellenbogen was appointed Chief Executive Officer and Vice Chair of WildBrain effective August 29, 2019 following the June 30, 2019 fiscal year end of the Company and was a director of the Company during the Company’s fiscal year ended June 30, 2019. Mr. Ellenbogen spent more than 30 years running entertainment businesses, including holding senior management roles as President of Broadway Video Entertainment (the TV and film production and distribution company founded by Lorne Michaels); President of Golden Books Family Entertainment; and President and CEO of Marvel Enterprises before its acquisition by Disney. With the backing of private equity, he co-founded Classic Media in 2000, which became one of the largest private owners of branded kids’ and family entertainment and was acquired by DreamWorks Animation (“DWA”) in 2012. At DWA, Mr. Ellenbogen became Co-Head of DreamWorks Classics and DreamWorks International Television, and was largely responsible for the company’s entry into the television business. Following DWA’s sale to NBCUniversal, Ellenbogen became Co-President of Classic Media, which was restarted as a business unit of NBCUniversal. Mr. Ellenbogen was a board director of Golden Books and Marvel, then both public companies, and is a Trustee of the Public Theater in New York City among other civic involvements. He is a graduate of Harvard College and holds an MBA from UCLA.

Erin Elofson, a candidate for non-executive and independent director of WildBrain, has more than 15 years experience leading product management teams in the tech space and is currently the Country Manager for Pinterest

Canada. Previously, Ms. Elofson was the national lead for the Financial Services, Technology and Media, and Travel and Tourism verticals at Facebook Canada (and acting lead of the CPG and Automotive verticals) and, prior to her role with Facebook, was global lead for Microsoft's partnership with BMO Financial Group. Ms. Elofson holds an M.A. from York University with a specialization in Technology in Practice.

Alan Hibben, CPA, CA, CFA, ICD.D, a non-executive and independent director of WildBrain, is a corporate director and advisor. Since December 2014, he has been the principal of Shakerhill Partners Ltd., a consulting firm providing strategic and financial advice, specializing in mergers and acquisitions, private equity, financing, corporate strategy, valuation, governance, as well as expert witness services. Previously, Mr. Hibben was the Managing Director in the Mergers and Acquisitions Group at RBC Capital Markets from March 2011 to December 2014. Mr. Hibben has been a director of a number of Canadian public and private companies, both in financial services and as part of his responsibility for overseeing private equity and venture capital investments for Royal Bank of Canada. Mr. Hibben is currently a director of Hudbay Minerals Inc. (a TSX and NYSE listed company), and a director of Extendicare Inc. (a TSX listed company) and Home Capital Group Inc. (a TSX listed company) and is also director of the Mount Sinai Hospital Foundation.

Steven Landry, a non-executive and independent director of WildBrain, has been with EastBay Asset Management as Chief Investment Officer since 2013. EastBay is a New York-based fund with a focus on the technology, media and telecom (“TMT”) sector, internet, entertainment and leisure sectors. Mr. Landry’s career has been dedicated to equity research, fundamental analysis, and managing TMT sector portfolios since the late 1990s. Prior to launching EastBay, Mr. Landry spent five years at Diamondback Capital where he ran research for a TMT dedicated portfolio. He was a founding partner at XI Asset Management where he was responsible for media and internet research from 2004-2007. Prior to his role with XI Asset Management, Mr. Landry spent seven years investing with a value-based, long-term fundamental approach split between Citigroup Asset Management and Franklin Templeton. Mr. Landry received a B.S. degree in Business Administration from University of California at Berkeley Haas Undergraduate Business School.

Geoffrey Machum, Q.C., ICD.D, a non-executive and independent director of WildBrain, is a senior partner based in the Halifax office of Stewart McKelvey, a leading Atlantic Canadian Law Firm. He serves as Chair of the firm’s governing Partnership Board, and serves on its Audit, Human Resources and Governance Committee. He has also served as the firm’s Strategic Marketing Partner. He is recognized by national peer-based legal publications as a leading practitioner in his chosen fields which include directors and officers liability and governance counsel. Mr. Machum has also served as Chair of the Halifax Port Authority, is a graduate of the Rotman School of Management’s Intensive Directors Education Program, University of Toronto, and is a member of the Institute of Corporate Directors and has also been granted the Institute of Corporate Director’s ICD.D Designation in recognition of his commitment to excellence in corporate governance. Mr. Machum has been involved with several community organizations including as a member of the Board of Governors of the Halifax Grammar School and as a member of the board of directors of Symphony Nova Scotia where he was also chair of the Governance Committee.

Thomas McGrath, a candidate for non-executive and independent director of WildBrain, is an experienced media executive and presently the Chairman and CEO of Crossroads Live, which produces and tours “Broadway” musicals in international markets. He was previously the Chief Operating Officer of STX Entertainment (film & television), the Chairman of Key Brand Entertainment (theatre), President and Chief Operating Officer of Act III Communications (movie theatres, TV stations), and Executive Vice President and Chief Operating Officer of Viacom Entertainment Group (including Paramount Pictures). Mr. McGrath is a seven-time Tony Award-winning producer, a member of the National Recording Academy and board member of the International Television Academy. He also serves as a Trustee of the American Repertory Theatre at Harvard and is a former Trustee of the New England Conservatory of Music. Mr. McGrath has a BA and MBA from Harvard. He also serves on the Board of Directors of DNEG, a visual special effects company based in England currently registered for an IPO in London.

Jonathan Whitcher, a non-executive and independent director of WildBrain, has been with Fine Capital since inception in 2004 and currently serves as Chief Investment Officer. Fine Capital is a New York-based fund, predominantly managing U.S. equity assets for endowments and foundations. Fine Capital adheres to a strict value investing style with a focus on out-of-favor companies that exhibit a large disparity between their market value and their intrinsic value. Fine Capital looks for companies that have a path to significantly improved earnings and cash flow. Before joining Fine Capital, Mr. Whitcher was an Equity Research Analyst at Citigroup Asset Management. He received a B.A. in Economics from Northwestern University.

Donald Wright, a non-executive and independent director of WildBrain, was Lead Director of the Company during its fiscal year ending June 30, 2019 and effective August 29, 2019 was appointed Chair of the Board of Directors. He is currently the President and Chief Executive Officer of The Winnington Capital Group Inc., an investment holding company. He is an active investor in both the private and public equity markets. Mr. Wright has enjoyed a long and distinguished career as a leader in Canada’s investment industry and business community. He has held a number of leadership positions, including President of Merrill Lynch Canada; Executive Vice President, Director and member of the Executive Committee of Burns Fry Ltd.; Chair and Chief Executive Officer of TD Securities Inc. and Deputy Chair of TD Bank Financial Group. Mr. Wright serves as Chair of the Board of Directors of GMP Capital Inc., and Chair of the Board of Trustees of Richards Packaging Income Fund. Mr. Wright was appointed Chairman of the Board of Metrolinx in August 2018. He actively supports numerous charitable organizations. He is a past member of the Royal Ontario Museum Governors’ Finance Committee, and a past member of the Campaign Cabinet of Eva’s Phoenix. He is also a former member of the Board of Trustees of The Hospital for Sick Children, and past Chair of the Board of Directors of VIA Rail Canada Inc.

Fiscal 2018 Director Voting Results

All of the incumbent candidates for director at the Meeting were elected by shareholders at the Company’s last annual meeting of Shareholders. The voting results for such directors at the Company’s last annual meeting were as follows:

Director	Votes For
David Colville	79.97%
Amanda Cupples	81.78%
Deborah Drisdell	80.00%
Alan Hibben	99.83%
Steven Landry	81.83%
Geoffrey Machum	80.02%
Jonathan Whitcher	99.87%
Donald Wright	80.06%

Bankruptcies and Cease Trade Orders

To the knowledge of WildBrain, none of the proposed nominees for election as directors of WildBrain: (a) are, as at the date hereof, or have been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company that, (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (an “Order”) that was issued while the proposed nominee was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an Order that was issued after the proposed nominee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; (b) are, as at the date of this circular, or have been within 10 years before the date of this circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (c) have, within the 10 years before the date of this circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed nominee, except for the following:

i.	Mr. Donald Wright was the Lead Director of Tuscany International Drilling Inc. (“Tuscany”) from December 2008 to February 14, 2015. On February 2, 2014, Tuscany announced that it and one of its subsidiaries, Tuscany International Holdings (U.S.A.) Ltd. (“Tuscany USA”) commenced proceedings under Chapter 11 of the United States Bankruptcy Code (“U.S. Code”) in the United States Bankruptcy Court for the District of Delaware (the “Chapter 11 Proceedings”) to implement a restructuring of Tuscany’s debt obligations and capital structure through a plan of reorganization under the U.S. Code. Tuscany also announced that it and Tuscany USA intend to commence ancillary proceedings in the Court of Queen’s Bench of Alberta under the Companies’ Creditors Arrangement Act to seek recognition of the Chapter 11 Proceedings and certain related relief. Tuscany’s plan of reorganization under Chapter 11 of the U.S. Code was approved on May 19, 2014.

ii.

Mr. Donald Wright was previously Chairman of the board of directors of Jaguar Resources Inc. (“Jaguar”). On May 6, 2015 the Alberta Securities Commission and on May 8, 2015 the British Columbia Securities Commission, issued cease trade orders (the “Cease Trade Orders”) against Jaguar for failure to file its annual audited financial statements, annual management’s discussion and analysis, and certification of the annual filings for the year ended December 31, 2014, pursuant to which trading in Jaguar’s securities was prohibited. Further, during the term of the Cease Trade Orders, Jaguar issued securities in contravention of the Cease Trade Orders. The Cease Trade Orders were subsequently revoked on March 15, 2016. Mr. Wright subsequently resigned as a director of Jaguar effective April 4, 2016.

iii.	Mr. Thomas McGrath was a director of Aramid Entertainment Fund which filed a plan of voluntary liquidation in the Cayman Islands in June of 2014 in connection with bankruptcy proceedings.

2.	Re-Appointment of Auditors and Authorization for Directors to Fix Their Remuneration

PricewaterhouseCoopers LLP of 1601 Lower Water Street, Suite 400, Halifax, Nova Scotia, B3J 3P6, Canada are the current auditors of WildBrain. PricewaterhouseCoopers LLP is registered with the Chartered Professional Accountants of Nova Scotia. At the Meeting, Shareholders will be asked to re-appoint PricewaterhouseCoopers LLP as the independent auditors of the Company to hold office until the next annual meeting of Shareholders or until a successor is appointed and to authorize the board of directors of the Company to fix the remuneration of the auditors of the Company. PricewaterhouseCoopers LLP was first appointed as auditors of the Company on October 25, 2004.

The following table outlines the audit, audit-related, tax and other fees billed to the Company by its external auditor, PricewaterhouseCoopers LLP, in each of the fiscal years ended June 30, 2018 and June 30, 2019.

Audit Fees
Fees	Fiscal Year ended June 30, 2018	Fiscal Year ended June 30, 2019
Audit Fees(1)	$1,635,991	$1,649,670
Audit Related Fees(2)	$185,346	$47,050
Tax Fees(3)	$170,785	$181,943
All Other Fees	-	-
Total	$1,992,122	$1,878,663

(1)	Audit fees were paid for professional services rendered by the auditor for the audit of the Company’s annual financial statements (2018 – $1,250,000 and 2019 – $1,100,000), reviews of the Company’s consolidated interim financial statements (2018 – $150,000 and 2019 – $150,000), and business acquisition, translation and stat audits (2018 – $235,991 and 2019 – $399,670).

(2)	Audit-related fees are defined as the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under the Audit Fees item above. This category is comprised of fees billed for advisory services associated with the Company’s financial reporting and includes production cost audits and tax credit letters (2018 – $142,296 and 2019 – $47,050) and due diligence and bank reporting (2018 – $43,050 and 2019 – $Nil).

(3)	Tax fees are defined as the aggregate fees billed for professional services rendered by the Company’s external auditor for tax compliance (2018 – $134,245 and 2019 – $99,000), tax advice and tax planning (2018 – $26,250 and 2019 – $82,943) and due diligence (2018 – $10,290 and 2019 – $Nil).

The Board unanimously recommends that Shareholders vote “FOR” the re-appointment of PricewaterhouseCoopers LLP as independent auditors for the Company until the next annual meeting of shareholders or until a successor is appointed and the authorization of the Board to fix the auditors’ remuneration. In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the re appointment of PricewaterhouseCoopers LLP as auditors of the Company to hold office until the next annual meeting of shareholders or until a successor is appointed, and the authorization of the Board to fix the remuneration of the auditors.

3.	Amendment of Articles

Shareholders will be asked to consider and, if thought advisable, to approve a special resolution (the “Amendment Resolution”) authorizing the filing of articles of amendment to (i) change the Company’s name from “DHX Media Ltd.” To “WildBrain Ltd.” (the “Name Change”) and (ii) allow the Board to appoint one or more additional directors up to a maximum of one third of the number of directors elected at the previous annual meeting of Shareholders.

Name Change

The Company is undergoing a comprehensive rebranding, which includes a change to the Company’s name. The Board may, in its sole discretion, notwithstanding the approval of the special resolution approving the Name Change at the Meeting, decide not to proceed with the Name Change. Subject to the exercise of such discretion by the Board, the Company will file articles of amendment in the prescribed form with the Director under the Canada Business Corporations Act (the “CBCA”), which is expected to be completed as soon as practicable following the Meeting, but may occur at any time at the discretion of the Board. The Name Change will become effective on the date shown on the certificate issued by the Director under the CBCA.

The Name Change is subject to all necessary approvals, including the approval of the TSX and the NASDAQ Stock Market LLC (“NASDAQ”).

Appointment of Directors

The Articles currently provide that the Company may have as few as three (3) and as many as fifteen (15) directors, at least two of whom cannot be officers or employees of the Company or its affiliates. If duly approved at the Shareholders at the Meeting, the Amendment Resolution will amend the Articles to allow the Board to appoint, without Shareholder Approval, one or more additional directors up to a maximum of one third of the number of directors elected at the previous annual meeting of shareholders, to hold office for a term expiring no later than the close of the Company’s next annual meeting of shareholders, subject to such amendments, variations or additions as may be approved at the Meeting. This amendment will allow the Board to fill vacancies or make additional appointments to the Board without obtaining shareholder approval until the next annual meeting of Shareholders.

Shareholder Approval of Amendment Resolution

The full text of the Amendment Resolution is attached hereto as Appendix “A”. To be effective, the Amendment Resolution must be approved by a majority of not less than two-thirds of the votes cast by the Shareholders who vote in respect of the Amendment Resolution in person or represented by proxy at the Meeting in accordance with the provisions of the CBCA.

The Board unanimously recommends that Shareholders vote “FOR” the approval of the Amendment Resolution. In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the Amendment Resolution.

4.	Adoption of Omnibus Equity Incentive Plan

Background

Shareholders will be asked to consider and, if thought advisable, to approve an ordinary resolution (the “Omnibus Plan Resolution”) approving the adoption of an omnibus equity incentive plan (the “Omnibus Plan”). If approved, it is intended that going forward all equity-based incentive awards issued to WildBrain’s directors, employees and consultants will be issued under and governed by the Omnibus Plan (except for Voting Shares issued under the Employee Share Purchase Plan), to streamline administration of future equity-based awards under one plan. Options to purchase Voting Shares (“Options”) that were previously issued under the Company’s existing stock option plan (the “Stock Option Plan”) will continue to be governed by the terms of the Stock Option Plan and the Company’s Deferred Share Unit Plan (the “DSU Plan”) will remain in place and will continue to govern the terms of deferred share units (“DSUs”) issued to directors of the Company and the Employee Share Purchase Plan will also remain in place.

On November 5, 2019, upon the recommendation of the Human Resources and Compensation Committee of the Board (the “HRCC”), the Board passed a resolution to adopt the Omnibus Plan subject to, and effective upon, approval of the Omnibus Plan by Shareholders.

Overview of the Omnibus Plan

The purpose of the Omnibus Plan is to, among other things, enhance Shareholder value and align the interests of WildBrain’s participating executives and its Shareholders by allowing the Company to use different vesting criteria, eligibility and a mix of performance measures and time-based vesting for at-risk compensation of the Company’s executives.

The Omnibus Plan provides flexibility to the Company to grant equity-based incentive awards in the form of Options, restricted share units (“RSUs”, and each, an “RSU”) and performance share units (“PSUs”, and each, a “PSU”) (as described in further detail below). A summary of the key provisions of the Omnibus Plan is provided below, which is qualified in its entirety by the full text of the Omnibus Plan (attached to this Circular as Appendix “C”).

Summary of the Omnibus Plan

Voting Shares Subject to the Omnibus Plan

The Omnibus Plan is an “evergreen” plan. Subject to the adjustment provisions provided for therein (including a subdivision or consolidation of Voting Shares), it provides that the aggregate maximum number of Voting Shares issuable upon the settlement of the awards granted under the Omnibus Plan, as well as under the company’s stock option plan (the “Stock Option Plan”) and all other security based compensation plans of the Company (collectively, the “Security Based Compensation Plans”) shall not exceed 8.5% of the Company’s total issued and outstanding Voting Shares from time to time.

As of June 30, 2019, there were 9,970,616 Voting Shares which could be issued on the exercise of Options outstanding under the Stock Option Plan and 168,074 Voting Shares issuable under the Employee Share Purchase Plan, which together represents 7.51% of the Company’s issued and outstanding Voting Shares as at June 30, 2019. Therefore, 1,331,071 Voting Shares (representing approximately 0.99% of the issued and outstanding Voting Shares) would potentially have been issuable pursuant to the Omnibus Plan if the Omnibus Plan were in effect as at June 30, 2019. After giving effect to the anticipated issuance of 35,928,144 Voting Shares pursuant to the rights offering announced by the Company on October 9, 2019, there would be 4,384,963 Voting Shares (representing approximately 2.57% of the issued and outstanding Voting Shares after giving effect to the completion of the rights offering) potentially issuable pursuant to the Omnibus Plan as of June 30, 2019.

To the extent any awards under the Omnibus Plan (including awards that remain governed by other Securities Based Compensation Plans) are terminated or cancelled for any reason prior to exercise in full, or are surrendered to the Company by a participant in the Omnibus Plan (except surrenders relating to the payment of the purchase price of any such aware or the satisfaction of the tax withholding obligation related to any such award) the Voting Shares subject to such awards (or any portion(s) thereof) shall be added back to the number of Voting Shares issuable under the Omnibus Plan.

The Omnibus Plan does not provide for a maximum number of Voting Shares that may be issued to any one individual. However, the Omnibus Plan does provide that the aggregate number of Voting Shares (a) issuable to insiders at any time (under all of the Company’ Security Based Compensation Plans) cannot exceed 10% of the Company’s issued and outstanding Voting Shares and (b) issued to insiders within any one-year period (under all of the Company’s Security Based Compensation Plans) cannot exceed 10% of the Company’s issued and outstanding Voting Shares.

Furthermore, the Omnibus Plan provides that the Company shall not make grants of awards to a non-employee director if, within any one financial year of the Company (i) the aggregate fair market value on the date of grant of all Options granted to such non-employee director would exceed $100,000, or (ii) the aggregate fair market value on the date of grant of all awards (including, for greater certainty, the fair market value of the Options) granted to any such non-employee director under all of the Company’s Security Based Compensation Plans would exceed $150,000, provided that such limits shall not apply to (A) awards taken in lieu of any cash retainer or meeting director fees, and (B) a one-time initial grant to a non-employee director upon such director joining the Board.

Any Voting Shares issued by the Company through the assumption or substitution of outstanding stock options or other equity-based awards from an acquired company shall not reduce the number of Voting Shares available for issuance pursuant to the exercise of awards granted under the Omnibus Plan.

Administration of the Omnibus Plan

The Plan Administrator (as defined in the Omnibus Plan) is determined by the Board, and is initially the HRCC.

The Omnibus Plan may in the future be administered by the Board itself or delegated to a committee of the Board. The Plan Administrator determines which directors, employees and consultants of the Company and its subsidiaries are eligible to receive awards under the Omnibus Plan, the time or times at which awards may be granted, the conditions under which awards may be granted or forfeited to the Company, the number of Voting Shares to be covered by any award, the exercise price of any award, whether restrictions or limitations are to be imposed on the Voting Shares issuable pursuant to grants of any award, and the nature of any such restrictions or limitations, any acceleration of exercisability or vesting, or waiver of termination regarding any award, based on such factors as the Plan Administrator may determine.

In addition, the Plan Administrator interprets the Omnibus Plan and may adopt administrative rules, regulations, procedures and guidelines governing the Omnibus Plan or any awards granted under the Omnibus Plan as it deems to be appropriate.

Eligibility

All employees, consultants and directors of the Company and its subsidiaries are eligible to participate in the Omnibus Plan. However, the Plan Administrator will not make grants of PSUs to non-executive directors. The extent to which any such individual is entitled to receive a grant of an award pursuant to the Omnibus Plan will be determined in the discretion of the Plan Administrator.

Types of Awards

Awards of Options, RSUs and PSUs may be made under the Omnibus Plan. All of the awards described below are subject to the conditions, limitations, restrictions, exercise price, vesting, settlement and forfeiture provisions determined by the Plan Administrator, in its sole discretion, subject to such limitations provided in the Omnibus Plan, and will generally be evidenced by an award agreement. In addition, subject to the limitations provided in the Omnibus Plan and in accordance with applicable law, the Plan Administrator may accelerate or defer the vesting or payment of awards, cancel or modify outstanding awards, and waive any condition imposed with respect to awards or common shares issued pursuant to awards.

Options

An Option entitles a holder thereof to purchase a prescribed number of common shares at an exercise price set at the time of the grant. The Plan Administrator will establish the exercise price at the time each option is granted, which exercise price must in all cases be not less than the volume weighted average closing price of the common shares on the TSX for the five trading days immediately preceding the date of grant (the “Market Price”) on the date of grant. Subject to any accelerated termination as set forth in the Omnibus Plan, each option expires on its respective expiry date. The Plan Administrator will have the authority to determine the vesting terms applicable to grants of options. Once an Option becomes vested, it shall remain vested and shall be exercisable until expiration or termination of the option, unless otherwise specified by the Plan Administrator, or as may be otherwise set forth in any written employment agreement, award agreement or other written agreement between the Company or a subsidiary of the Company and the participant. The Plan Administrator has the right to accelerate the date upon which any Option becomes exercisable. The Plan Administrator may provide at the time of granting an option that the exercise of that Option is subject to restrictions, in addition to those specified in the Omnibus Plan, such as vesting conditions relating to the attainment of specified performance goals.

Unless otherwise specified by the Plan Administrator at the time of granting an Option and set forth in the particular award agreement, an exercise notice must be accompanied by payment of the exercise price. An award agreement for an Option may allow a participant, in lieu of exercising an Option pursuant to an exercise notice, to elect to surrender such Option to the Company (a “Cashless Exercise”) in consideration for an amount from the Company equal to (i) the Market Price of the Voting Shares issuable on the exercise of such Option (or portion thereof) as of the date such Option (or portion thereof) is exercised, less (ii) the aggregate exercise price of the Option (or portion thereof) surrendered relating to such Voting Shares (the “In-the-Money Amount”) by written notice to the Company indicating the number of Options such participant wishes to exercise using the Cashless Exercise, and such other information that the Company may require. Subject to the provisions of the Omnibus Plan, the Company will satisfy payment of the In-the-Money Amount by delivering to the participant such number of Voting Shares having a fair market value equal to the In-the-Money Amount. Any Options surrendered in connection with a Cashless Exercise will not be added back to the number of Voting Shares issuable under the Omnibus Plan.

(b)	Restricted Share Units

An RSU is a unit equivalent in value to a Voting Share credited by means of a bookkeeping entry in the books of the Company which entitles the holder to receive one Voting Share (or the value thereof) for each RSU after a specified vesting period. The Plan Administrator may, from time to time, subject to the provisions of the Omnibus Plan and such other terms and conditions as the Plan Administrator may prescribe, grant RSUs to any participant in respect of a bonus or similar payment in respect of services rendered by the applicable participant in a taxation year (the “RSU Service Year”).

The number of RSUs (including fractional RSUs) granted at any particular time under the Omnibus Plan will be calculated by dividing (i) the amount of any bonus or similar payment that is to be paid in RSUs, as determined by the Plan Administrator, by (ii) the greater of (A) the Market Price of a Voting Share on the date of grant and (B) such amount as determined by the Plan Administrator in its sole discretion. The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of RSUs, provided that the terms comply with Section 409A of the U.S. Internal Revenue Code of 1986 (“Section 409A”) with respect to a U.S. taxpayer.

Upon settlement, holders will receive (a) one fully paid and non-assessable Voting Share in respect of each vested RSU, (b) a cash payment or (c) a combination of Voting Shares and cash, in each case as determined by the Plan Administrator.

Any such cash payments made by the Company shall be calculated by multiplying the number of RSUs to be redeemed for cash by the Market Price per Voting Share as at the settlement date. Subject to the provisions of the Omnibus Plan and except as otherwise provided in an award agreement, no settlement date for any RSU shall occur, and no Voting Share shall be issued or cash payment shall be made in respect of any RSU any later than the final business day of the third calendar year following the applicable RSU Service Year.

(c)	Performance Share Units

A PSU is a unit equivalent in value to a Voting Share credited by means of a bookkeeping entry in the books of the Company which entitles the holder to receive one Voting Share (or the value thereof) for each PSU after specific performance-based vesting criteria determined by the Plan Administrator, in its sole discretion, have been satisfied. The performance goals to be achieved during any performance period, the length of any performance period, the amount of any PSUs granted, the termination of a participant’s employment and the amount of any payment or transfer to be made pursuant to any PSU will be determined by the Plan Administrator and by the other terms and conditions of any performance share unit, all as set forth in the applicable award agreement. The Plan Administrator may, from time to time, subject to the provisions of the Omnibus Plan and such other terms and conditions as the Plan Administrator may prescribe, grant PSUs to any participant in respect of a bonus or similar payment in respect of services rendered by the applicable participant in a taxation year (the “PSU Service Year”).

The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of PSUs, provided that the terms comply with Section 409A with respect to a U.S. taxpayer. Upon settlement, holders will receive (a) one fully paid and non-assessable Voting Share in respect of each vested PSU, (b) a cash payment, or (c) a combination of Voting Shares and cash, in each case as determined by the Plan Administrator. Any such cash payments made by the Company to a participant shall be calculated by multiplying the number of PSUs to be redeemed for cash by the Market Price per Voting Share as at the settlement date. Subject to the provisions of the Omnibus Plan and except as otherwise provided in an award agreement, no settlement date for any PSU shall occur, and no Voting Share shall be issued or cash payment shall be made in respect of any PSU any later than the final business day of the third calendar year following the applicable PSU Service Year.

The cash payment is determined by multiplying the number of PSUs redeemed for cash by the Market Price on the date of settlement.

Dividend Equivalents

RSUs and PSUs shall be credited with dividend equivalents in the form of additional RSUs and PSUs, as applicable.

Dividend equivalents shall vest in proportion to, and settle in the same manner as, the awards to which they relate. Such dividend equivalents shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Voting Share by the number of RSUs and PSUs, as applicable, held by the participant on the record date for the payment of such dividend, by (b) the Market Value at the close of the first business day immediately following the dividend record date, with fractions computed to three decimal places.

Black-out Periods

If an award expires during, or within five business days after, a routine or special trading black-out period imposed by the Company to restrict trades in the Company’s securities, then, notwithstanding any other provision of this Plan, unless the delayed expiration would result in tax consequences, the award shall expire ten business days after the trading black-out period is lifted by the Company.

Term

While the Omnibus Plan does not stipulate a specific term for awards granted thereunder, as discussed below, shareholder approval is required to permit an award to be exercisable beyond 10 years from its date of grant, except where an expiry date would have fallen within a blackout period of the Company. All awards must vest and settle in accordance with the provisions of the Omnibus Plan and any applicable award agreement, which award agreement may include an expiry date for a specific award.

Termination of Employment or Services

The following table describes the impact of certain events upon the participants under the Omnibus Plan, including termination for cause, resignation, termination without cause, disability, death or retirement, subject, in each case, to the terms of a participant’s employment agreement, award agreement or other written agreement:

Event	Provisions
Termination for Cause

Each award held that has not vested as of the Termination Date (as defined in the Omnibus Plan) is immediately forfeited and cancelled.
Each award held by a participant that has vested may be exercised, settled or surrendered to the Company by the participant at any time during the period that terminates on the earlier of: (a) the expiry date of such award, and (b) the date that is 90 days after the Termination Date (provided that any awards subject to Section 409A awarded to U.S. taxpayers, may be exercised, settled or surrendered within the same calendar year as the participants “separation from service”). Any award that has not been exercised, settled or surrendered at the end of such period being immediately forfeited and cancelled.

Termination without Cause
Resignation
Disability	Each award held by the participant that has not vested as of the date of the Disability (as defined in the Omnibus Plan) of such participant shall vest on such date and may be exercised or surrendered to the Company by the participant at any time until the expiry date of such award.
Death	Each award held by the participant that has not vested as of the date of the death of such participant shall vest on such date and may be exercised, settled or surrendered to the Company by the participant at any time during the period that terminates on the earlier of: (i) the expiry date of such award, and (b) the first anniversary of the date of the death of such participant, with any award that has not been exercised, settled or surrendered at the end of such period being immediately forfeited and cancelled.

Change in Control

Under the Omnibus Plan, except as may be set forth in a written employment agreement, or other written agreement between the Company or a subsidiary of the Company and the participant:

(a)	If within six months following the completion of a transaction resulting in a Change in Control (as defined below), a participant’s employment, consultancy or directorship is terminated by the Company or a subsidiary of the Company without Cause (as defined in the Omnibus Plan) or by the participant for Good Reason (as defined in the Omnibus Plan):

	(i)	by the participant that have not been exercised, settled or surrendered as of the Termination Date shall immediately vest; and

	(ii)	any vested awards of participants may be exercised, settled or surrendered to the Company by such participant at any time during the period that terminates on the earlier of: (A) the expiry date of such award; and (B) the date that is 90 days after the Termination Date, provided that any awards subject to Section 409A awarded to U.S. taxpayers, may be exercised, settled or surrendered within the same calendar year as the participant’s “separation from service”, with any award that has not been exercised, settled or surrendered at the end of such period being immediately forfeited and cancelled.

(b)	Unless otherwise determined by the Plan Administrator, if, as a result of a Change in Control, Voting Shares of the Company will cease trading on the TSX, NASDAQ, or any other exchange on which the Voting Shares are listed from time to time, the Company may terminate all of the awards, other than an option held by a participant that is a resident of Canada for the purposes of the Income Tax Act (Canada), granted under the Omnibus Plan at the time of, and subject to the completion of, the Change in Control transaction by paying to each holder an amount equal to the fair market value of his or her respective award (as determined by the Plan Administrator, acting reasonably) at or within a reasonable period of time following completion of such Change in Control transaction.

Subject to certain exceptions, a “Change in Control” means (a) any transaction pursuant to which a person or group acquires more than 50% of the voting power attached to the outstanding voting securities of the Company, (b) the sale, assignment or other transfer of all or substantially all of the consolidated assets of the Company, (c) the dissolution or liquidation of the Company, (d) the acquisition of the Company via consolidation, merger, exchange of securities, purchase of assets, amalgamation, statutory arrangement or otherwise, or (e) individuals who comprise the Board as of the date of the Omnibus Plan (the “Incumbent Board”) cease to constitute at least a majority of the Board, unless the election, or nomination for election by the shareholders, of any new director was approved by a vote of at least a majority of the Incumbent Board, in which case such new director shall be considered as a member of the Incumbent Board.

Non-Transferability of Awards

Unless otherwise provided by the Plan Administrator, and except to the extent that certain rights may pass to a beneficiary or legal representative upon the death of a participant by will or as required by law, no assignment or transfer of awards granted under the Omnibus Plan, whether voluntary, involuntary, by operation of law or otherwise, is permitted.

Amendments to the Omnibus Plan

The Plan Administrator may also from time to time, without notice and without approval of the holders of voting shares, amend, modify, change, suspend or terminate the Omnibus Plan or any awards granted pursuant thereto as it, in its discretion, determinates appropriate, provided that (a) no such amendment, modification, change, suspension or termination of the Omnibus Plan or any award granted pursuant thereto may materially impair any rights of a participant or materially increase any obligations of a participant under the Omnibus Plan without the consent of such participant, unless the Plan Administrator determines such adjustment is required or desirable in order to comply with any applicable securities laws or stock exchange requirements, and (b) any amendment that would cause an award held by a U.S. Taxpayer (as such term is defined in the Omnibus Plan) to be subject to the additional tax penalty under Section 409A(1)(b)(i)(II) of the United States Internal Revenue Code of 1986, as amended, shall be null and void ab initio.

Notwithstanding the above, and subject to the rules of the TSX (which requires approval of disinterested shareholders), NASDAQ or any other exchange on which the Voting Shares are listed from time to time, the approval of shareholders is required to effect any of the following amendments to the Omnibus Plan:

(a)	increasing the number of Voting Shares reserved for issuance under the Omnibus Plan, except pursuant to the provisions in the Omnibus Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Company or its capital;

(b)	increasing or removing the 10% limits on Voting Shares issuable or issued to insiders;

(c)	reducing the exercise price of an Option award (for this purpose, a cancellation or termination of an award of a participant prior to its expiry date for the purpose of reissuing an award to the same participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an award) except pursuant to the provisions in the Omnibus Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Company or its capital;

(d)	extending the term of an Option award beyond the original expiry date (except where an expiry date would have fallen within a blackout period applicable to the participant or within five business days following the expiry of such a blackout period);

(e)	permitting an Option award to be exercisable beyond 10 years from its date of grant (except where an expiry date would have fallen within a blackout period);

(f)	increasing or removing the limits on the participation of non-employee directors;

(g)	permitting awards to be transferred to a person;

(h)	changing the eligible participants; and

(i)	deleting or otherwise limiting the amendments which require approval of the shareholders.

Except for the items listed above, amendments to the Omnibus Plan will not require shareholder approval. Such amendments include (but are not limited to): (a) amending the general vesting provisions of an award, (b) amending the provisions for early termination of awards in connection with a termination of employment or service, (c) adding covenants of the Company for the protection of the participants, (d) amendments that are desirable as a result of changes in law in any jurisdiction where a participant resides, and (e) curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error.

Anti-Hedging Policy

Participants are restricted from purchasing financial instruments such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of awards granted to them.

Clawback

The Omnibus Plan includes a clawback or recoupment provision which provides that, in the event there is a restatement of any financial statements of the Company due to a material error or material noncompliance with any financial reporting requirements under any applicable laws, regulations or rules, and (i) a current or former executive officer or senior employee of the Company receives awards under the Omnibus Plan which were either granted, earned or vest based on the achievement of financial results in the restated financial statements and (ii) the number or value of awards granted, earned or vested would have been lower had the restated financial statements been properly reported, then, the Company may require a forfeiture or repayment of excess awards, shares or amounts earned in connection therewith

Shareholder Approval of Omnibus Plan

The full text of the Omnibus Plan Resolution is attached hereto as Appendix “B”. To be effective, the Omnibus Plan Resolution must be approved by a majority of the votes cast by the Shareholders who vote in respect of the Omnibus Plan Resolution in person or represented by proxy at the Meeting in accordance with the provisions of the CBCA.

The Board unanimously recommends that Shareholders vote “FOR” the approval of the Omnibus Plan Resolution. In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the Omnibus Plan Resolution.

5.	Approval of Unallocated Options under Stock Option Plan

Shareholders are referred to the information on the Stock Option Plan set forth below under “Equity Compensation Plan Information – Stock Option Plan”. The Stock Option Plan is a rolling plan, meaning the maximum number of Voting Shares of the Company that may be issued to participants under the Stock Option Plan (in aggregate with all Security Based Compensation Plans) is maintained at a percentage of the total number of Voting Shares of the Company issued and outstanding from time to time. Under the terms of the Stock Option Plan, the maximum number of Voting Shares of the Company that may be issued to participants under the Stock Option Plan (in aggregate with all Security Based Compensation Plans) is 8.5% of the Company’s Voting Shares issued and outstanding from time to time. As of June 30, 2019, there were Options to purchase 9,970,616 Voting Shares outstanding under the Stock Option Plan, representing 7.39% of the Company’s issued and outstanding Voting Shares as at June 30, 2019. Therefore, Options to purchase 1,331,071 Voting Shares (representing approximately 0.99% of the issued and outstanding Voting Shares) were issuable pursuant to the Stock Option Plan as at June 30, 2019. As of the date of the Circular, Options to purchase 7,236,716 Voting Shares were issuable pursuant to the Stock Option Plan, representing 5.36% of the issued and outstanding Voting Shares of the Company as of the date of the Circular, and 4.23% after giving effect to the anticipated issuance of 35,928,144 Voting Shares pursuant to the rights offering announced by the Company on October 9, 2019.

Pursuant to the TSX rules on security based compensation arrangements (the “TSX Rules”), the unallocated options under the Stock Option Plan must be approved by the Company’s Shareholders every three years. The Company last sought Shareholder approval on this matter at a special meeting of Shareholders held December 15, 2016. The Company is thus required to seek the approval of its Shareholders no later than December 15, 2019 with respect to the unallocated options in existence under the Stock Option Plan. Accordingly, at the Meeting, Shareholders will be asked to consider and, if thought advisable, approve the unallocated options under the Stock Option Plan (the “Stock Option Plan Resolution”).

If Shareholders pass the Stock Option Plan Resolution at the Meeting, the Company will subsequently be required to seek the approval of its Shareholders no later than December 17, 2022 with respect to the unallocated options in existence under the Stock Option Plan at that time. If Shareholders do not approve the Stock Option Plan Resolution, (i) the Company will not be permitted to grant further Options under the Stock Option Plan until such time as the required Shareholder approval may be obtained, (ii) all Options that have already been allocated and granted under the Stock Option Plan as of the date of the Meeting that have not yet been exercised will continue unaffected in accordance with their current terms and (iii) the maximum number of Voting Shares of the Company that may be issued to participants under the Stock Option Plan (in aggregate with all Security Based Compensation Plans) will remain at 8.5% of the Company issued and outstanding from time to time.

Notwithstanding Shareholder approval of the Stock Option Plan Resolution, as indicated above, if the Omnibus Plan is approved by Shareholders at the Meeting, the Company does not intend to issue any additional Options under the Stock Option Plan and will instead issue Options exclusively under the Omnibus Plan.

Shareholder Approval of Unallocated Options under the Stock Option Plan

The full text of the Stock Option Plan Resolution is attached hereto as Appendix “D”. To be effective, the Stock Option Plan Resolution must be approved by a majority of the votes cast by the Shareholders who vote in respect of the Stock Option Plan Resolution in person or represented by proxy at the Meeting in accordance with the provisions of the CBCA.

The Board unanimously recommends that Shareholders vote “FOR” the approval of the Stock Option Plan Resolution. In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the Stock Option Plan Resolution.

6.	Amendment of Employee Share Purchase Plan

Shareholders will be asked to consider and, if thought advisable, to approve an ordinary resolution (the “Employee Share Purchase Plan Resolution”) approving the amendment of the Company’s employee share purchase plan (the “Employee Share Purchase Plan”) to (i) increase the maximum number of Voting Shares that may be issued under the Employee Share Purchase Plan (ii) authorize the reservation of additional Voting Shares for issuance under the Employee Share Purchase Plan, and (iii) amend the amendment provisions of the Employee Share Purchase Plan such that Shareholder approval shall be required to (a) make any amendment to the discount to the trading price of the applicable class of shares used to determine the purchase price under the Employee Share Purchase Plan, and (ii) introduce or subsequently amend any provision providing for contributions by the Company or any of its subsidiaries to the purchase price payable for the Voting Shares issuable under the Employee Share Purchase Plan. Other housekeeping and clerical amendments are also proposed that, pursuant to the amendment provisions of the Employee Share Purchase Plan, do not require Shareholder approval.

As at June 30, 2019, the maximum number of Voting Shares issuable under the Employee Share Purchase Plan was 450,000 which represented 0.33% of the issued and outstanding Voting Shares as of June 30, 2019. As at June 30, 2019, a total of 281,926 Voting Shares had been issued under the Employee Share Purchase Plan leaving 168,074 Voting Shares that could still be issued.

Based on anticipated participation rates in the Employee Share Purchase Plan, the number of Voting Shares that remain available for issuance will not be sufficient to allow employees of the Company to continue to purchase Voting Shares under the plan beyond December, 2020. Accordingly, on November 5, 2019, the Board approved an amendment to the Employee Share Purchase Plan, whereby the maximum number of Voting Shares that may be issued under the Employee Share Purchase Plan will be increased to 750,000, representing 0.56% of the issued and outstanding Voting Shares of the Company as of June 30, 2019, and 0.44% after giving effect to the anticipated issuance of 35,928,144 Voting Shares pursuant to the rights offering announced by the Company on October 9, 2019.

Shareholders are referred to the information on the Employee Share Purchase Plan set forth below under “Equity Compensation Plan Information – Employee Share Purchase Plan”. The full text of the Employee Share Purchase Plan Resolution, as amended is attached hereto as Appendix “E”. To be effective, the Employee Share Purchase Plan Resolution must be approved by a majority of the votes cast by the Shareholders who vote in respect of the Employee Share Purchase Plan Resolution in person or represented by proxy at the Meeting in accordance with the provisions of the CBCA.

The Board unanimously recommends that Shareholders vote “FOR” the approval of the Employee Share Purchase Plan Resolution. In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the Employee Share Purchase Plan Resolution.

7.	Other Matters

The Company knows of no other matters to be submitted to Shareholders at the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the Voting Shares they represent in accordance with their judgement on such matters.

STATEMENT OF EXECUTIVE COMPENSATION

Use of Certain Terms

Certain terms used in this Statement of Executive Compensation, including EBITDA, are non-GAAP financials measures used by the Company. Additional information concerning the Company’s use of non-GAAP financial measures, including the definitions and reconciliations, can be found under “Non-GAAP Financial Measures” in the Company’s Management Discussion & Analysis for fiscal 2019 which is on file and available at www.sedar.com and www.edgar.com.

Human Resources and Compensation Committee

The Company’s executive compensation program is administered by HRCC. The primary functions of the HRCC are, among others, (i) determining and making recommendations with respect to all forms of compensation granted to the Executive Chair and Chief Executive Officer of the Company, (ii) reviewing, evaluating and, if advisable, approving the Executive Chair and Chief Executive Officer’s recommendations respecting compensation of other senior executives of the Company, including the Company’s other NEOs, (iii) making recommendations concerning compensation of the Board, (iv) reviewing the compensation strategy, policies and practices for the senior executives and the directors to ensure they align with the Company’s compensation philosophy, and (v) overseeing succession planning for the executives of the Company as well as the Company’s overall talent management practices and processes.

The HRCC ensures that the Company has high caliber executive management in place and a compensation program that is competitive, motivating and rewarding for participants. The HRCC reviews and makes recommendations to the Company’s Board regarding succession planning, including the appointment of the Company’s executive officers, and the establishment of, and any material changes to, executive compensation programs, including that of the Chief Executive Officer. The HRCC also oversees the Company’s employee compensation and benefits plans.

The members of the HRCC are Deborah Drisdell (Chair), Amanda Cupples, David Colville, Geoff Machum and Jonathan Whitcher. All of the members of the HRCC are “independent” within the meaning of applicable rules and stock exchange requirements, including the TSX and NASDAQ. The skills and experience of the members of the HRCC are described in more detail in each of their respective biographies under “Business of the Meeting – Election of Directors” above.

Compensation Advisors / Executive Compensation-Related Fees

In fiscal 2019, the HRCC retained the services of Hugessen Consulting Inc. (“Hugessen”) to provide independent advice to the Committee. Hugessen conducted a review of the Company’s approach to executive compensation, including benchmarking compensation of the NEOs against market comparable companies, and recommending certain adjustments to the Company’s go-forward approach to its incentive compensation programs and compensation governance policies.

The HRCC took into account the advice provided by Hugessen when making its recommendations to the Board, and the Board made its decisions regarding executive compensation after consideration of the HRCC’s recommendations. All decisions and actions taken by the HRCC and Board have been based on numerous factors and circumstances, which may, but do not necessarily reflect the information or advice obtained from Hugessen.

Hugessen has not provided any services to the Company, or to its affiliates or subsidiaries, or to any of its directors or management, other than as described herein. Hugessen did not provide input or advice in the determination of the employment terms for the Company’s newly appointed CEO and Vice Chair, nor on the newly agreed employment agreements with NEOs.

The following fees were paid to Hugessen in the Company’s fiscal years 2018 and 2019:

Hugessen
	2018	2019
Executive Compensation-Related Fees	-	$69,562
All Other Fees	-	-

In fiscal 2019, Korn Ferry was engaged by the special committee of the Board that was formed in connection with the search for a new CEO. Korn Ferry’s engagement included (i) a detailed review of the Company’s existing compensation policies and practices, (ii) market research concerning potential candidates for CEO, (iii) detailed assessment of individual CEO candidate, and (iv) assistance with the negotiation of the employment terms for the new CEO of the Company. The following fees were paid to Korn Ferry in the Company’s fiscal years 2018 and 2019:

Korn Ferry
	2018	2019
Executive Compensation-Related Fees	-	US$189,000
All Other Fees	-	-

Bay Street HR was retained by the HRCC to provide general support and advice concerning the compensation of the Company’s senior executives and the Company’s compensation program and policies. In fiscals 2018 and 2019, Bay Street HR provided services in connection with evaluating the Company’s long-term incentive plan. The following fees were paid to Bay Street HR in the Company’s fiscal years 2018 and 2019:

Bay Street HR
	2018	2019
Executive Compensation-Related Fees	$25,150	$3,497
All Other Fees	-	-

Compensation Discussion and Analysis

Compensation Philosophy

WildBrain’s executive compensation practices are based on a pay-for-performance philosophy and designed to attract, motivate, and retain its executives and reward them for the Company’s financial and operational performance along with their individual contributions. The Company believes that this philosophy effectively supports the Company’s overall approach to executive compensation and its short and long term strategic objectives.

The HRCC regularly reviews its approach to executive compensation to ensure that the compensation strategy, policies and practices of the Company (i) properly reflect respective duties and responsibilities, (ii) are competitive in attracting and retaining high quality and needed personnel, (iii) are designed to align the interests of the directors and executives with the shareholders of the Company, (iv) are based on established corporate and individual performance objectives, and (v) do not encourage the taking of inappropriate or excessive risks.

Objectives of the Compensation Program

The Company’s compensation program is designed to encourage behaviour and performance among the Company’s key employees, including its NEOs, which the HRCC believes is in the best interests of the Company’s Shareholders. The Company’s goal is to keep compensation consistent with its strategic business and financial objectives and to ensure that its executive compensation is competitive within the industries and markets in which it operates and with public companies of a similar size, while enabling the Company to attract, motivate and retain executive personnel as the Company feels necessary to maximize return to its Shareholders. The incentive portion of the compensation program rewards positive annual performance to increase performance relative to prior years.

Peer Group Review and Benchmarking

With the assistance of Hugessen, the HRCC reviewed compensation of its executives to benchmark total direct compensation (base salary + target bonus + target long-term incentive) against a peer group of companies. It was determined that it would be appropriate to use (i) a group of Canadian companies in media and entertainment (or other relevant consumer-facing industries) close in size to WildBrain and (ii) an industry group of key global companies in more specific segments of media and entertainment with a broader range in size to capture the most relevant business models as a primary benchmark for the CEO.

The peer groups against which the total direct compensation of the Company’s executives was benchmarked were as follows:

Canadian Peer Group	Industry Peer Group
Spin Master Corp.	Lions Gate Entertainment Corp.
Corus Entertainment Inc.	Meredith Corporation
Cineplex Inc.	Scholastic Corporation
Great Canadian Gaming Corporation	Entertainment One Ltd.
Postmedia Network Canada Corp.	Cineplex Inc.
Yellow Pages Limited	The E.W. Scripps Company
Torstar Corporation	Gray Television, Inc.
TVA Group Inc.	Global Eagle Entertainment Inc.
IMAX Corporation	IMAX Corporation
Kew Media Group Inc.	Future PLC
Stingray Group Inc.

Named Executive Officers

The Named Executive Officers (“NEOs”) of the Company for its fiscal year 2019 are:

  Michael Donovan, Executive Chairman and Chief Executive Officer

  Doug Lamb, Chief Financial Officer

  Aaron Ames, Chief Operating Officer

  Josh Scherba, President

  Rosalind (Roz) Nowicki, Executive Vice President, Peanuts Worldwide

Following the Company’s fiscal year 2019 on August 29, 2019, Michael Donovan stepped down as Executive Chairman and Chief Executive Officer of the Company. On the same date, Eric Ellenbogen was appointed as the Chief Executive Officer and Vice Chair of the Company. On September 23, 2019, Doug Lamb stepped down as Chief Financial Officer. On the same date, Aaron Ames was appointed as the Chief Financial Officer of the Company.

Elements of the Compensation Program

The Company’s executive compensation program is comprised primarily of base salary, short-term incentive plan, and long-term incentive plan grants under the equity-based compensation plans of the Company in place from time to time. The Company’s executives are also entitled to participate in group benefits plans, including the Company’s group registered retirement savings plan, employee share purchase plan, and health and dental insurance, which are generally available to employees of the Company. The material elements of the Company’s compensation program and determination thereof are discussed in more detail below.

Base Salary

The base salary component of the remuneration of the Company’s executives is a fixed source of compensation intended to attract and retain talent and provide predictable and steady income to executives.

Overall remuneration for the Company’s executives, including the base salary component, is determined having regard to individual measures, such as the executive’s current responsibilities and breadth of responsibilities, their individual performance, years of experience, and geographic location. In establishing base salaries, the Company considers factors, such as current competitive market conditions and comparable compensation levels within the organization and outside the organization with reference to companies within WildBrain’s peer group and other market data. The HRCC reviews the base salaries of the Company’s executives based on recommendations of the Executive Chair and CEO and reviews and makes recommendations to the Board concerning the base salary of the Executive Chair and CEO of the Company. When reviewing base salaries, the HRCC considers equitable factors, such as desire to maintain a similar level of compensation for a particular executive group, their respective function and length of service.

Short-Term Incentive Plan

The Company’s short-term incentive plan is composed of performance-based annual bonuses paid in cash. Performance-based bonuses are generally awarded to executives of the Company to reward them for the achievement of pre-determined performance criteria, including the financial and operating performance of the Company, individual performance measures, the performance of the business unit that the particular executive is responsible for (if applicable) and individual goals and objectives. In certain instances bonuses are subject to limits or other terms prescribed by the executive’s employment agreement. Performance-based annual bonus awards are also subject to the discretion of the HRCC.

The Company’s short-term incentive plan is intended to supplement base salary and provide competitive rates of compensation, as well as tie executive compensation to the financial and operating performance of the Company and for individual meritorious performance taking into consideration their roles and responsibilities. The Company’s selection of performance criteria in respect of its short-term incentive plan is designed to support the annual targets and shorter-term strategic priorities of the Company in order to effectively incentivize and motivate executives with appropriate goals. Short-term incentive grants to the CEO and non-CEO senior executives of the Company are ultimately subject to the discretion of the HRCC and the Board based on the pre-approved annual fiscal incentive plan. The Company believes this approach facilitates the ability to address potential risks associated with imbalances in individual, business unit and Company performance or significant external challenges or opportunities that were not contemplated or reasonably expected in advance of setting performance metrics, among other considerations.

The target and maximum short-term annual incentive (as a percentage of base salary) for each NEO for fiscal 2019 is set out below:

NEO	Target (%)	Maximum (%)
Michael Donovan, Executive Chair & CEO	50%	125%
Doug Lamb, CFO	50%	150%
Aaron Ames, COO	75%	150%
Josh Scherba, President	55%	150%
Roz Nowicki, EVP Peanuts Worldwide	73.5%	150%

Short-term incentive grants for a fiscal year are determined on an annual basis in September following the completion of the applicable fiscal year of the Company and typically paid out after the Company has released its annual financial results.

In November during the first half of fiscal 2019, the HRCC approved a one-time share purchase bonus plan (the “Share Purchase Bonus Plan”) payable to certain executives of the Company, including the NEOs (other than Roz Nowicki). The Share Purchase Bonus Plan was adopted in an effort to supplement the Company’s long-term incentive plan grants for fiscal 2019 and in order to provide executives with additional compensation tied to the share price of the Company. The Share Purchase Bonus Plan was implemented in March, 2019 and funded in quarterly instalments during to accounts maintained by a plan administrator engaged by the Company. The funded amounts were used to purchase Voting Shares of the Company on behalf of the participants. Once the purchases were made and allocated, the allocation was fully vested to the benefit and control of the participant.

The performance based cash bonus component of the Company’s short-term incentive plan for the CEO’s compensation is determined by the HRCC based on a performance evaluation framework or scorecard approved by the HRCC and implemented by the Company for the applicable fiscal year. The CEO Scorecard for fiscal 2019 (the “CEO Scorecard”) was focused on two financial performance metrics – EBITDA and revenue – with a payout range of 50% of base salary for minimum performance targets to a maximum of 125% of base salary for exceeding targets determined based on performance relative to the stated performance metrics. The categories of performance metrics under the CEO Scorecard were weighted 70% towards EBITDA and 30% towards revenue. In order for a bonus to be payable, the Company had to meet its minimum EBITDA performance target.

For fiscal 2019, the corporate performance metrics in the CEO Scorecard described above were cascaded to the rest of the NEOs of the Company and employed as a standard performance evaluation framework to determine, in part, short-term incentive remuneration for non-CEO senior executives of the Company, including the non-CEO NEOs. Bonus payout determinations for non-CEO executives who perform a corporate function with the Company, including the CFO and COO, were weighted 100% towards the corporate performance metrics in the CEO Scorecard. Bonus payout determinations for non-CEO executives who perform a business unit function with the Company, including the President and EVP, Peanuts Worldwide, are made based on a weighting of 25% towards the corporate performance metrics in the CEO Scorecard and 75% towards the business unit performance metric.

The Company did not meet its minimum EBITDA threshold for fiscal 2019 and accordingly, executives did not receive performance based cash bonuses, except for Roz Nowicki on account of the superior performance of the Peanuts business for which she is responsible and agreement with the Company’s partners – members of the family of Charles M. Schulz – to share in the assumption of the costs for such bonus. As noted above, the Share Purchase Bonus Plan was adopted in an effort to supplement the Company’s long-term incentive plan grants for fiscal 2019 and in order to provide executives with additional compensation tied to the share price of the Company. It was adopted and approved in the first half of fiscal 2019 of the Company before there was clear visibility on the financial performance of the Company for fiscal 2019 and accordingly was unrelated to decisions around the performance based cash bonuses for executives.

For fiscal 2020, the HRCC has established a CEO Scorecard which include performance metrics of EBITDA, weighted at 70%, and revenue, weighted at 30%, with a payout range of 10% of base salary for minimum performance targets (i.e. 91% of target EBITDA and revenue) to a maximum of 150% of base salary for exceeding targets (i.e. 110% of target EBITDA and revenue). Additionally, the CEO Scorecard for fiscal 2020 includes a requirement that the minimum EBITDA target be met in order for a bonus to be payable. Such metrics will be cascaded to the rest of the senior executives of the Company. The Company has agreed to pay certain NEOs of the Company retention bonuses in quarterly instalments over the course of fiscal 2020 in consideration for entering into new employment agreements with the Company, including increasing the period and scope of non-competition and non-solicitation, as described in more detail under “Employment Agreements” below.

The Company’s practice is not to provide guidance to the market with respect to fiscal and quarterly revenue and EBITDA targets for competitive and other reasons. Accordingly, it is unable to disclose the specific performance targets applicable for determining short-term incentive payouts described above.

Long-Term Incentive Plan

The Company’s long-term incentive plan for fiscal 2019 was composed of Option-based awards. Awards under the Company’s long-term incentive plan to its executives provides the opportunity to receive equity-based compensation to drive longer-term performance.

The amount of long-term incentive grants to executives in any given year, and any conditions imposed thereon, are intended to encourage the continued long term strategic planning on the part of the executives of the Company, to retain their services in subsequent years and to relate long term compensation to long term Shareholder value. The Board approves all grants under the Company’s long-term incentive plans.

Long-term incentive grants are typically awarded on an annual basis following the completion of the Company’s applicable fiscal year. Grant decisions are tied to the particular meritorious performance of the executive in question and includes an evaluation and consideration of prior grants made. The HRCC and Board may also make special long-term incentive plan grants at other times during the year for hiring, retention or other special purposes. The CEO makes recommendations to the HRCC regarding the total remuneration and long term incentive grants for each of the Company’s executives, other than for himself. The HRCC then reviews and submits its recommendations to the Board for consideration. The Board is responsible for approving the grants based on recommendations of the HRCC.

The following grants were made to NEOs under the long-term incentive plan of the Company during fiscal 2019 (refer to the Summary Compensation Table below for explanation of calculation of Fair Value):

NEO	Options	Date of Grant	Exercise Price	Total Fair Value
Michael Donovan(1)	1,000,000	September 27, 2018	$1.51	$640,000
Doug Lamb	294,500	September 27, 2018	$1.51
	175,016	November 16, 2018	$2.81	$402,000
Aaron Ames	450,000	September 27, 2018	$1.51	$288,000
Josh Scherba	500,000	September 27, 2018	$1.51	$320,000
Roz Nowicki	75,000	September 27, 2018	$1.51	$48,000

(1)	See “Employment Agreements” below for a description of the vesting conditions applicable to Michael Donovan’s grant of Options.

For fiscal 2020 and future fiscal years, the Company is shifting its long-term incentive plan strategy away from regular Option grants and towards an annual long-term incentive mix comprised of PSUs and RSUs under the Omnibus Plan proposed to shareholders at the Meeting. Such shift in strategy is designed to, among other things, better align the interests of WildBrain’s participating executives and its Shareholders by allowing the Company to use different vesting criteria, eligibility and a mix of performance measures and time-based vesting for at-risk compensation of the Company’s executives. The performance criteria element of PSUs will be established in order to provide a strong link between pay of executives and performance of the Company. Additional details concerning certain expected grants of PSUs and RSUs to NEOs of the Company are described under “Employment Agreements” below, including the performance metrics applicable to certain grants of PSUs for NEOs.

Other Compensation Elements

Outside of the primary compensation elements described above, the Company also maintains an employee share purchase plan which is generally available to executives and other employees of the Company (subject to certain qualifying requirements), and which encourages employees to accumulate savings through the ownership of WildBrain’s Voting Shares. Additional details concerning the employee share purchase plan can be found under “Equity Compensation Plan Information – Employee Share Purchase Plan” below.

The Company also maintains a group registered retirement savings plan (the “RRSP Plan”) which is generally available to the Company’s executives and employees of the Company (subject to certain qualifying requirements), and encourages employees to accumulate savings, providing for employer matching contributions of up to 5% of an employee’s salary. In the United States, the Company maintains a 401k plan which is generally available to employees of the Company and provides for employer matching of up to 2% of an employee’s salary.

Compensation Related Risks

In reviewing the compensation of the Company’s NEOs and other executives and exercising its discretion in making annual short-term and long-term incentive plan decisions based on performance, the HRCC considers the mix of incentives created by different components of compensation and the effect those incentives may have on decisions being made by management, including the risk that such decisions may not be in the best interests of WildBrain and its Shareholders.

The HRCC believes that a number of its compensation practices and policies mitigate the risk of misaligned incentives for the NEOs and other executives of the Company, including the practices and policies below.

  Base salaries are typically determined with reference to WildBrain’s peer companies / market data.

  In assessing performance for the purposes of annual short-term incentive awards, the HRCC refers to a variety of company-wide and individual performance measures to ensure that individual performance that is not reflected in the Company’s overall performance is not excessively rewarded.

  Annual bonus awards are generally capped and are not excessive relative to base salaries.

  Compensation elements are typically subject to the discretion of the HRCC, allowing the HRCC to address compensation that does not otherwise reflect Company performance.

  Option-based awards typically vest 25% per year over four years from the date of grant with reasonable exercise periods or otherwise based on the achievement of pre-determined objective performance measures, providing a long term incentive to maximize share performance.

  PSU and RSU grants under its long-term incentive plan impose different performance and vesting criteria for long-term incentive at-risk compensation and reduce the Company’s reliance on Options for long-term incentive compensation.

  The Company’s Insider Trading Policy includes provisions which prohibit purchasing securities of the Company for short-term speculation and hedging.

  Concurrently with its listing of Variable Voting Shares on the NASDAQ, the Company became subject to, among other laws, regulations and rules in the U.S., Section 402 of the Sarbanes-Oxley Act of 2002, which prohibits the Company from making personal loans to officers and directors of the Company.

  Employee share ownership is encouraged through WildBrain’s Employee Share Purchase Plan.

  The Company’s Stock Option Plan includes a clawback policy.

The HRCC conducts annual reviews of the Company’s executive compensation policies and practices with the goal of, among other things, evaluating effectiveness. As a result of its review of WildBrain’s executive compensation, the HRCC has concluded that there are no risks arising from its compensation programs which are reasonably likely to have a material adverse effect on WildBrain.

Performance Graph

The following graph compares the company’s cumulative total shareholder return (assuming a $100 investment on and reinvestment of dividends) (“TSR”) for its publicly traded shares on the TSX compared with that of the S&P/TSX composite index (the “S&P/TSX Index”), assuming reinvestment of all dividends.

Fiscal Year	2015 ($)	2016 ($)	2017 ($)	2018 ($)	2019 ($)
DHX Media Ltd.(2)	172.82	132.91	121.19	77.53	66.44
S&P/TSX Index	98.84	98.64	109.54	120.94	125.62

(1)	Past performance is not necessarily indicative of future results.
(2)	The information set forth in the charts above prior to October 9, 2014 is in respect of WildBrain’s common shares, which traded on the TSX under the symbol “DHX”. All information from October 9, 2014 to May 30, 2018 reflects a volume weighted average price of WildBrain’s Common Voting Shares and Variable Voting Shares on the TSX, which traded under the symbols “DHX.B” and “DHX.A”, respectively. Effective May 30, 2018, the Company consolidated its trading symbols on the TSX under the symbol “DHX” and information following such date reflects trading on the TSX under the consolidated trading symbol.

Over the period from July 1, 2014 to June 30, 2019 WildBrain delivered a TSR of approximately -22% compared to approximately 21% for the S&P/TSX Index. The negative TSR performance in fiscal 2019 aligns with the absence of performance based cash bonuses for fiscal 2019 for all NEOs other than Roz Nowicki.

Summary Compensation Table

The following table sets forth information regarding compensation of the Company’s NEOs:

Annual Compensation
Name and Principal Position	Fiscal Year	Salary	Share- Based Awards(6)	Option- Based Awards(7)	Annual Incentive Plans(8)	All Other Compensation(9)	Total Compensation
Michael Donovan(1) Executive Chairman and CEO	2019	$550,000	–	$640,000	$34,375	$732,689	$1,957,064
	2018	$466,667	–	$246,000	$363,185	$1,424	$1,077,276
	2017	$425,000	$220,155	$156,750	–	$1,845	$803,750
Doug Lamb(2) CFO	2019	$400,000	–	$402,000	$25,000	$15,251	$842,251
	2018	$130,769	–	–	$67,945	$3,692	$202,406
	2017	–	–	–	–	–	–
Aaron Ames(3) COO	2019	$450,000	–	$288,000	$281,250	$15,806	$1,035,056
	2018	$359,892	–	$246,000	$84,375	$230,384	$920,651
	2017	–	–	–	–	–	–
Josh Scherba(4) President	2019	$350,000	–	$320,000	$21,875	$17,502	$712,742
	2018	$327,403	–	$65,600	$153,473	$18,578	$565,054
	2017	$310,577	$110,081	$400,250	$40,000	$21,852	$882,760
Roz Nowicki(5) EVP, Peanuts Worldwide	2019	$463,295	–	$48,000	$353,400	$8,163	$872,858
	2018	$340,883	–	$370,000	$259,928	$353,680	$1,324,491
	2017	–	–	–	–	–	–

(1)	Michael Donovan was appointed as CEO of the Company, retaining his position as Executive Chairman, effective February 26, 2018 at an annual base salary of $550,000. During fiscal 2019, Mr. Donovan entered into an amendment to his employment agreement with the Company in connection with the initiation of the search for a new CEO. The amendment provided for payment of severance amounts totaling $731,592, comprised of 12 months’ salary and average bonus payable over the previous two fiscal years of the Company, which is reported under All Other Compensation. Refer to “Employment Agreements” and “Severance Arrangements” below for additional information.
(2)	Doug Lamb was appointed as CFO of the Company effective February 26, 2018 at an annual base salary of $400,000. Refer to “Employment Agreements” below for additional information.
(3)	Aaron Ames was appointed as COO effective April 18, 2018 at an annual base salary of $450,000. Refer to “Employment Agreements” below for additional information.
(4)	Josh Scherba was appointed as President (previously, EVP, Distribution and Content) of the Company during fiscal 2018 at a base salary of $350,000. Refer to “Employment Agreements” below for additional information.
(5)	Roz Nowicki was appointed as EVP, Peanuts Worldwide effective October 1, 2017 in connection with the Company’s acquisition of the Peanuts and Strawberry Shortcake business at an annual base salary of US$350,000. Ms. Nowicki’s performance based cash bonus for fiscal 2019 was determined in accordance with the pre-determined bonus plan of the Company and her contractual target of US$100,000 plus 45% of base salary. She achieved 140% of her business unit target weighted at 75% and 0% of the corporate target weighted at 25%, totaling 105% of 45% of her base salary plus US$100,000. Ms. Nowicki is paid her salary, bonus, and any other cash compensation in USD. The conversion of Ms. Nowicki’s salary from USD to CAD was calculated using the Bank of Canada annual average exchange rate for 2018, which was approximately 1.32. The conversion of Ms. Nowicki’s other cash compensation from USD to CAD was calculated using the quoted rate for the Company on the date of payment. Refer to “Employment Agreements” below for additional information.
(6)	Share-based awards are comprised of grants of PSUs under the Company’s PSU Plan. Value shown is based on the estimated grant date fair value of the applicable awards determined by multiplying the target number of PSUs granted (i.e. assuming performance criteria achieved at target) by their value established according to the Black-Scholes model. This value is the same as the fair value established in accordance with IFRS (see assumptions below):

Year Ended June 30, 2017
Weighted Average Fair value per PSU granted during the applicable fiscal year	$6.86

Year Ended June 30, 2017
Assumptions:
Weighted Average Risk-free interest rate	0.51%
Weighted Average Expected dividend yield	1.03%
Weighted Average Expected volatility	30.5%
Weighted Average Expected life	2.25 years

(7)	Options vest at various times and expire 7 years from the date of issuance. Value shown is based on the estimated grant date fair value of the applicable awards determined by multiplying the number of options granted by their value established according to the Black-Scholes model. This value is the same as the fair value established in accordance with IFRS (see assumptions below):

	Year Ended June 30, 2017	Year Ended June 30, 2018	Year Ended June 30, 2019
Weighted Average Fair value per option granted during the applicable fiscal year	$2.01	$1.67	$1.68
Assumptions:
Weighted Average Risk-free interest rate	0.69%	1.45%	2.19%
Weighted Average Expected dividend yield	1.08%	1.35%	–
Weighted Average Expected volatility	37%	36%	46%
Weighted Average Expected life	5 years	5 years	5 years

(8)	The amounts reflected in this column include the performance-based annual cash bonuses under the Company’s short-term incentive plan. No performance-based annual cash bonuses were earned or paid for fiscal 2019. Amounts reported for Messrs. Donovan, Lamb, Ames and Scherba include payments under the Share Purchase Bonus Plan described under “Elements of the Compensation Program – Short-Term Incentive Plan” and “Determining Compensation – Short-Term Incentive Plan” above. For additional information concerning the determination of such compensation element, including applicable performance metrics for fiscal 2019, refer to “Determining Compensation – Short-Term Incentive Plan” above.
(9)	The amounts reflected in this column include all other compensation not reported in any other column of the table for each of the NEOs and, unless otherwise indicated elsewhere in this Circular, is comprised of benefit amounts under the Company’s employee share purchase plan, Company contributions to the NEO’s account under the RRSP Plan (or 401k plan in the case of Ms. Nowicki) and notional value of dividends accrued but not paid under PSU awards.

Incentive Plan Awards

The following table sets forth information regarding all Option-based awards outstanding as at June 30, 2019 for each NEO:

Option-Based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised in the Money Options(3)
Michael Donovan(1)	100,000	$8.40	September 30, 2022	–
	75,000	$7.02	October 2, 2023	–
	150,000	$5.73	July 10, 2024	–
	1,000,000	$1.51	October 11, 2025	$350,000

Option-Based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised in the Money Options(3)
Doug Lamb	294,500	$1.51	September 26, 2025	$103,075
	175,016	$2.81	November 15, 2025	–
Aaron Ames	100,000	$5.73	July 10, 2024	–
	50,000	$5.73	July 10, 2024	–
	450,000	$1.51	September 26, 2025	$157,500
Josh Scherba(2)	25,000	$8.40	September 30, 2022	–
	25,000	$7.02	October 2, 2023	–
	200,000	$6.08	February 15, 2024	–
	40,000	$5.73	July 10, 2024	–
	500,000	$1.51	September 26, 2025	$175,000
Roz Nowicki	200,000	$5.47	October 1, 2024	–
	75,000	$1.51	September 26, 2025	$26,250

(1)	Refer to “Employment Agreements” below for a description of the vesting criteria for Michael Donovan’s grant of 1,000,000 Options with an exercise price of $1.51.
(2)	During fiscal 2019 on October 10, 2018, Josh Scherba exercised 53,125 previously vested Options with an exercise price of $1.81 per Option.
(3)	Calculated based on the closing price of the Company’s Voting Shares traded on the TSX on the last trading day of the Company’s year ended June 30, 2019 which was $1.86.

As of June 30, 2019, the Company’s NEOs did not have any unvested Share-based awards outstanding.

The following table sets forth for each NEO the value vested or earned under incentive plans of the Company during the year ended June 30, 2019:

Incentive Plan Awards
Name	Option-Based Awards Value Vested During 2019(5)	Share-Based Awards – Value Vested During 2019(6)	Non-Equity Incentive Plan Compensation – Value Earned During 2019
Michael Donovan(1)	–	$14,346	$34,375
Doug Lamb	–	–	$25,000
Aaron Ames(2)	–	–	$281,250
Josh Scherba(3)	–	$7,174	$21,875
Roz Nowicki(4)	–	–	$353,400

(1)	During fiscal 2019, Michael Donovan had (a) 37,500 Options vest on July 11, 2018 with an exercise price of $5.73 per Option, (b) 25,000 Options vest on October 1, 2018 with an exercise price of $8.40 per Option and (b) 18,750 Options vest on October 3, 2018 with an exercise price of $7.02 per Option. Mr. Donovan additionally had 7,123 PSUs vest on June 30, 2019.
(2)	During fiscal 2019, Aaron Ames had 82,500 Options vest on July 11, 2018 with an exercise price of $5.73 per Option.
(3)	During fiscal 2019, Josh Scherba had (a) 50,000 Options vest on February 16, 2018 with an exercise price of $6.08 per Option, (b) 10,000 Options vest on July 11, 2018 with an exercise price of $5.73 per Option, (c) 6,250 Options vest on October 1, 2018 with an exercise price of $8.40 per Option, and (d) 6,250 Options vest on October 3 2018 with an exercise price of $7.02 per Option. Mr. Scherba additionally had 3,562 PSUs vest on June 30, 2019.
(4)	During fiscal 2019, Roz Nowicki had 50,000 Options vest on October 2, 2018 with an exercise price of $5.47 per Option.

(5)	Calculated based on the closing price of the Company’s Voting Shares traded on the TSX as of the date of vesting or the next day on which the TSX was open for trading, as applicable, which are set forth below:

Date of Vesting	Closing Market Price
February 16, 2018	$4.40
July 11, 2018	$2.60
October 1, 2018	$1.96
October 2, 2018	$1.83
October 3, 2018	$2.01

(6)	Calculated based on the closing price of the Company’s Voting Shares traded on the TSX on the last trading day of the Company’s year ended June 30, 2019 which was $1.86. Includes notional accrued dividend amounts.

CEO Share Ownership

The following table sets forth the total number of Shares and vested PSUs held by the then CEO, Michael Donovan, as of June 30, 2019, including approximate value:

Category	Number	Value(1)
Shares	5,167,354	$9,611,278
PSUs	7,123	$13,249
Total	5,174,477	$9,624,527

(1)	Calculated based on the closing price of the Company’s Voting Shares traded on the TSX the last trading day of the Company’s year ended June 30, 2019 which was $1.86.

Employment Agreements and Severance Arrangements

WildBrain has entered into employment agreements with each NEO of the Company. A summary of the key compensation-related terms of the employment agreements for each of the NEOs is set forth below.

Michael Donovan, Executive Chair & CEO (Fiscal 2019)

Michael Donovan was appointed as CEO and retained his role as Executive Chairman of the Company during fiscal 2018. Effective February 26, 2018, Mr. Donovan entered into an employment agreement with the Company in respect of such role which provided for an annual base salary of $550,000 and a discretionary bonus range from 50% to 125% of base salary determined based on achievement of pre-determined annual scorecard performance metrics in place from time to time. Mr. Donovan’s agreement also provides for a grant of 1,000,000 Options, 50% of which vest on achievement of a share price of $10.00 and the remaining 50% to vest one year following the vesting of the initial 50%, provided that the share price remains $10.00 or higher. Such grant of Options occurred in the Company’s fiscal 2019.

In connection with the Company’s initiation of a search for a new CEO, on May 12, 2019, Mr. Donovan entered into an amendment to his employment agreement with the Company. As consideration for the pending elimination of duties as CEO, the amendment provided for, among other things, a payment of severance amounts totaling $731,592, comprised of 12 months’ salary and average bonus payable over the previous two fiscal years of the Company.

Following the completion of the Company’s fiscal 2019, on August 28, 2019, Mr. Donovan resigned as CEO and Executive Chair of the Company remaining on as a director. In connection with such resignation, Mr. Donovan was paid an additional severance amount of $773,900, comprised of 12 months’ salary, average bonus payable over the previous two fiscal years of the Company and accrued vacation pay. Also in connection with Mr. Donovan’s resignation, the Company entered into agreements with a company wholly owned by Mr. Donovan to purchase the television series “This Hour Has 22 Minutes” from the company at fair market value. Such agreements subsequently expired and the transaction with Mr. Donovan’s wholly owned company was not completed. The termination and change of control benefits under Mr. Donovan’s employment agreement, as amended, are summarized below under “Termination and Change of Control Benefits”.

Eric Ellenbogen, CEO & Vice Chair (Fiscal 2020)

Following the completion of the Company’s fiscal 2019, effective on August 29, 2019, Eric Ellenbogen was appointed as CEO and Vice Chair of the Company. Mr. Ellenbogen has entered into an employment agreement with the company which provides for a base salary of US$1,225,000 per year, a signing bonus of US$612,500 (as an advance on Mr. Ellenbogen’s fiscal 2020 bonus), and an annual performance based cash bonus of up to 100% of base salary determined based on the annual performance metrics of the Company in place from time to time (and may include a 20% discretionary component of up to 20%). Mr. Ellenbogen’s agreement additionally provides for a grant of 3,000,000 share units under the Omnibus Plan, subject to shareholder approval of the Omnibus Plan. Fifty percent of such grant will vest in three equal tranches over a period of three years following the date of appointment, subject to the continued employment of Mr. Ellenbogen, (the “RSU Component”) and the remaining fifty percent will vest as follows: 1/3 on the achievement of a stock price target of $7.00; 1/3 on the achievement of a stock price target of $9.00; and 1/3 on the achievement of a stock price target of $11.00 (determined based on a sixty day VWAP on the TSX) (the “PSU Component”). In the event that the Omnibus Plan is not approved by shareholders, the Company has agreed to adopt a plan which would permit the granting of the RSU Component and the PSU Component in notional share units (i.e. entitling Mr. Ellenbogen to a conditional right to payment in cash or shares where the notional share unit is linked to the value of a share). Mr. Ellenbogen’s agreement additionally provides for the vesting of 200,000 Options granted under Mr. Ellenbogen’s consultancy arrangement and forfeiture of his remaining 200,000 Options (which were granted in equal amounts under his consultancy arrangement and as a director of the Company), reimbursement of legal and financial counseling services up to US$25,000, reimbursement of legal fees in connection with the negotiation of the employment agreement up to US$50,000, and other benefits which are generally available to other executives of the Company. Pursuant to the employment agreement, Mr. Ellenbogen is obligated to purchase Voting Shares of the Company with market value of 25% of his base salary (US$306,250). Mr. Ellenbogen’s employment agreement provides for a non-solicitation and non-competition period of 21 months following termination of the agreement by either party. The termination and change of control benefits under Mr. Ellenbogen’s employment agreement are summarized below under “Termination and Change of Control Benefits”.

Doug Lamb, CFO (Fiscal 2019)

Doug Lamb was appointed as CFO of the Company effective February 26, 2018. At such time, Mr. Lamb entered into an employment agreement with the Company which provides for an annual base salary of $400,000 and a discretionary bonus with a target of 50% base salary determined based on the pre-determined performance goals and objectives of the Company and the executive in place from time to time. In connection with entering into such agreement, Mr. Lamb was granted 294,500 Options. Such grant of Options occurred in the Company’s fiscal 2019.

As of the date of this Circular, the Company was in the process of finalizing Mr. Lamb’s severance arrangement.

Aaron Ames, COO (Fiscal 2019) and CFO (Fiscal 2020)

Aaron Ames was appointed as COO of the Company effective April 18, 2018. At such time, Mr. Ames entered into an employment agreement with the Company which provides for an annual base salary of $450,000, a one-time signing payment of $230,000 and an annual performance based cash bonus with a target of 75% of base salary determined based on the pre-determined performance goals and objectives of the Company. In connection with entering into such agreement, Mr. Ames was granted 450,000 Options. Such grant of Options occurred in the Company’s fiscal 2019.

Subsequent to the Company’s fiscal 2019, effective September 23, 2019, Mr. Ames was appointed as CFO of the Company and entered into a new employment agreement with the Company in respect of such role. Mr. Ames’ employment agreement in respect of such role provides for a base salary of $550,000 per year, increasing to $650,000, commencing on the first anniversary of the agreement, and $750,000, commencing on the second anniversary of the agreement. Mr. Ames employment agreement provides for an annual performance based cash bonus of 75% of base salary based on the achievement of performance metrics established by the Company from time to time and a retention bonus of 75% of base salary ($412,500) payable in quarterly instalments, in each case subject to the continued employment of Mr. Ames. The agreement further provides for a grant of 500,000 share units under the Company’s Omnibus Plan, subject to shareholder approval of the Omnibus Plan. Fifty percent of such grant will vest on the third anniversary of Mr. Ames’ appointment, subject to his continued employment, (as it applies to Mr. Ames, the RSU Component) and the remaining fifty percent will vest as follows: 1/3 on the achievement of a stock price target of $7.00; 1/3 on the achievement of a stock price target of $9.00; and 1/3 on the achievement of a stock price target of $11.00 (determined based on a sixty day VWAP on the TSX) (as it applies to Mr. Ames, the PSU Component). The agreement also provides for benefits which are generally available to other executives of the Company. Mr. Ames’ employment agreement includes an expanded (relative to his previous agreement) non-solicitation and non-competition period of 18 months following the end of Mr. Ames’ employment. The termination and change of control benefits under Mr. Ames’ employment agreement are summarized below under “Termination and Change of Control Benefits”.

Josh Scherba, President

Josh Scherba was appointed as President of the Company in fiscal 2018 of the Company. At such time, Mr. Scherba entered into an employment agreement with the Company which provides for an annual base salary of $350,000, an annual performance based cash bonus with a target of 55% of base salary determined based on the predetermined performance goals and objectives of the Company. In connection with entering into such agreement, Mr. Scherba was granted 500,000 Options. Such grant of Options occurred in the Company’s fiscal 2019.

Subsequent to the Company’s fiscal 2019, effective September 23, 2019, Mr. Scherba entered into a new employment agreement with the Company in respect of his position as President. Mr. Scherba’s employment agreement in respect of such role provides for a base salary of $400,000 per year, increasing to $450,000, commencing on the first anniversary of the agreement. Mr. Scherba’s employment agreement provides for an annual performance based cash bonus of 75% of base salary based on the achievement of performance metrics established by the Company from time to time and a retention bonus of 75% of base salary ($300,000) payable in quarterly instalments, in each case subject to the continued employment of Mr. Scherba. The agreement further provides for a grant of 500,000 share units under the Company’s Omnibus Plan, subject to shareholder approval of the Omnibus Plan. Fifty percent of such grant will vest on the third anniversary of Mr. Scherba’s appointment, subject to his continued employment, (as it applies to Mr. Scherba, the RSU Component) and the remaining fifty percent will vest as follows: 1/3 on the achievement of a stock price target of $7.00; 1/3 on the achievement of a stock price target of $9.00; and 1/3 on the achievement of a stock price target of $11.00 (determined based on a sixty day VWAP on the TSX) (as it applies to Mr. Scherba, the PSU Component). The agreement also provides for benefits which are generally available to other executives of the Company. The additional consideration described above is in exchange for, among other changes to the terms of Mr. Scherba’s employment arrangement, an expanded (relative to his previous agreement) non-solicitation and non-competition period of 18 months following the end of Mr. Scherba’s employment. The termination and change of control benefits under Mr. Scherba’s employment agreement are summarized below under “Termination and Change of Control Benefits”.

Roz Nowicki, EVP, Peanuts Worldwide

Roz Nowicki was appointed as EVP, Peanuts Worldwide of the Company during fiscal 2018 effective October 1, 2017 in connection with the Company’s acquisition of the Peanuts and Strawberry Shortcake business. At such time, Ms. Nowicki entered into an employment agreement with the Company which provides for an annual base salary of US$350,000, a one-time signing payment of US$30,000 and a discretionary bonus with a target of US$100,000 plus 45% of base salary determined based on the pre-determined performance goals and objectives of the Company, business unit and the executive in place from time to time. Commencing January 1, 2018 and following, Ms. Nowicki’s bonus calculation was in accordance with the policies of the Company and as described above.

In addition to the foregoing and unless as otherwise described herein, all NEO employment agreements include, among others, the following terms: (i) scope of responsibilities; (ii) entitlement to benefits; (iii) grants and participation in the equity compensation plans of the Company from time to time, subject to the discretion of the HRCC; (iv) intellectual property developed by the executive in the course of employment will be the exclusive property of the Company; (v) non-solicitation of employees of the Company during the term of employment and for a six month period following termination; (vi) non-competition with the employer during the term of employment and for six months following termination; and (vii) non-disclosure of confidential information of the Company. The employment agreements with senior executives of the Company are for an indefinite term.

Termination and Change of Control Benefits

The following table provides the estimated amounts of incremental payments, payables, and benefits to which each NEO would be entitled under their present employment agreement and applicable plans, assuming resignation, termination for cause, termination without cause, and termination without cause or resignation due to a material reduction or change in job responsibilities within six months following a change of control (i.e. double trigger) (“Change of Control”), assuming the triggering event took place on June 30, 2019:

Name	Departure Scenario(4)	Cash Severance	Short- Term Incentive	Stock Options	PSUs(5)	Total
Michael Donovan(1)	Resignation	$550,000	$181,592	–	–	$731,592
	Termination for Cause	–	–	–	–	–
	Termination without Cause	$550,000	$181,592	–	–	$731,592
	Change of Control	$550,000	$181,592	–	–	$731,592
Doug Lamb	Resignation	–	–	–	–	–
	Termination for Cause	–	–	–	–	–
	Termination without Cause	$400,000	$200,000	–	–	$600,000
	Change of Control	–	–	–	–	–
Aaron Ames(2)	Resignation	–	–	–	–	–
	Termination for Cause	–	–	–	–	–
	Termination without Cause	$675,000	–	–	–	$675,000
	Change of Control	$675,000	–	$157,500	–	$832,500
Josh Scherba	Resignation	–	–	–	–	–
	Termination for Cause	–	–	–	–	–
	Termination without Cause	$525,000	–	–	–	$525,000
	Change of Control	$525,000	–	–	–	$525,000
Roz Nowicki(3)	Resignation	–	–	–	–	–
	Termination for Cause	–	–	–	–	–
	Termination without Cause	$458,045	$347,296	–	–	$805,341
	Change of Control	$534,386	$347,296	–	–	$881,682

(1)	Terms summarized are in respect of Michael Donovan’s amended employment agreement effective May 12, 2019. Refer to the summary of Mr. Donovan’s severance arrangement above and the applicable table below for additional information.
(2)	In the event of a termination without cause or a Change of Control accompanied by a qualifying termination of employment, all of Aaron Ames’ Options immediately vest pursuant to the terms of his employment agreement. Assuming the triggering event occurred on June 30, 2019, 450,000 of Mr. Ames’ accelerated Options were “in the money” calculated based on the closing price of the Company’s Voting Shares traded on the TSX on the last trading day of the Company’s year ended June 30, 2019.
(3)	Ms. Nowicki is paid in USD. The conversion of Ms. Nowicki’s cash severance and short-term incentive from USD to CAD on termination without cause was calculated using the Bank of Canada average exchange rate on the assumed date of payment (June 30, 2018) which was approximately 1.31.
(4)	Refer to the tables below for a description of the entitlements of each NEO under applicable departure scenarios.
(5)	All PSUs were fully vested as of June 30, 2019. Accordingly, no incremental benefits existed assuming settlement on such date.

The following is a summary of the terms and entitlements with respect to the applicable departure scenarios afforded to each NEO under his or her employment agreement or applicable compensation plans as of June 30, 2019. If unspecified, no further benefits are due under the applicable departure scenario.

Michael Donovan
Resignation	-	Vested Options must be exercised by the earlier of 90 days following resignation and expiry of the term; all unvested Options terminate immediately
	-	Executive may resign with 3 months’ prior notice and is entitled to receive 12 months’ base salary plus bonus calculable based on the average annual bonus for the previous two fiscal years
Termination for Cause	-	All vested and unvested Options terminate immediately
Termination without Cause	-	Vested Options must be exercised by the earlier of 90 days following termination and expiry of the term; all unvested Options terminate immediately
	-	Executive is entitled to receive 12 months’ base salary plus bonus calculable based on the average annual bonus for the previous two fiscal years
	-	Continuation of health benefits for 6 months
	-	Executive granted an option to purchase certain production assets of the Company based in Halifax, NS at fair market value
Change of Control	-	All Options terminate immediately prior to Change of Control unless assumed by successor; the Board may make a determination of acceleration of vesting, however, this would be subject to the Change of Control being accompanied by a qualifying termination of employment
	-	Executive is entitled to receive 12 months’ base salary plus bonus calculable based on the average annual bonus for the previous two fiscal years
	-	Executive granted an option to purchase certain production assets of the Company based in Halifax, NS at fair market value

Eric Ellenbogen
Resignation	-	Vested Options must be exercised by the earlier of 90 days following resignation and expiry of the term; all unvested Options terminate immediately
	-	PSUs / RSUs to be treated in accordance with the terms of the Omnibus Plan
Termination for Cause	-	All vested and unvested Options terminate immediately
	-	PSUs / RSUs to be treated in accordance with the terms of the Omnibus Plan
Termination without Cause / Resignation for Good Reason	-	Vested Options must be exercised by the earlier of 90 days following termination and expiry of the term; all unvested Options terminate immediately
	-	Unvested portion of the RSU Component immediately vests
	-	One third of the then unvested PSU Component immediately vests
	-	Executive entitled to (i) accrued bonus, (ii) 175% of base salary and (ii) target annual bonus
	-	Continuation of health benefits for 24 months
Change of Control(1)	-	All of the RSU Component which has not vested immediately vests
	-	Fifty percent of the then unvested portion of the PSU Component vests
	-	Executive entitled to reimbursement of legal fees, with a cap of up to US$100,000 in the event of a dispute relating to the employment agreement, unless the Executive is the prevailing party
	-	All Options terminate immediately prior to Change of Control unless assumed by successor; the Board may make a determination of acceleration of vesting, however, this would be subject to the Change of Control being accompanied by a qualifying termination of employment

(1)	Vesting of benefits occurs on the change of control (single trigger) or in the event the change of control arises from an agreement entered into within 6 months of the termination of the employment agreement without cause or resignation for good reason (in which case an additional 16.67% of the unvested PSU Component will vest on the occurrence of the change of control).

Doug Lamb
Resignation	-	Vested Options must be exercised by the earlier of 90 days following resignation and expiry of the term; all unvested Options terminate immediately
Termination for Cause	-	All vested and unvested Options terminate immediately
Termination without Cause	-	Vested Options must be exercised by the earlier of 90 days following termination and expiry of the term; all unvested Options terminate immediately
	-	Executive is entitled to 12 months’ base salary plus target bonus
Change of Control	-	All Options terminate immediately prior to Change of Control unless assumed by successor; the Board may make a determination of acceleration of vesting, however, this would be subject to the Change of Control being accompanied by a qualifying termination of employment
	-	Executive is entitled to 12 months’ base salary plus target bonus

Aaron Ames(2)
Resignation	-	Vested Options must be exercised by the earlier of 90 days following resignation and expiry of the term; all unvested Options terminate immediately
Termination for Cause	-	All vested and unvested Options terminate immediately
Termination without Cause	-	All outstanding Options immediately vest
	-	Executive is entitled to 18 months’ base salary along with any accrued bonus to the date of termination
Change of Control	-	All outstanding Options immediately vest on Change of Control
	-	Executive is entitled to 18 months’ base salary along with any accrued bonus to the date of termination

(2)	Pursuant to Aaron Ames’ agreement as CFO of the Company, (i) in the event of termination without cause, Mr. Ames would be entitled to 18 months’ base salary (ii) in the event of a change of control and a qualifying termination event, Mr. Ames would be entitled to 18 months’ base salary, and (iii) all outstanding Options vest on a change of control (single trigger).

Josh Scherba(3)
Resignation	-	Vested Options must be exercised by the earlier of 90 days following resignation and expiry of the term; all unvested Options terminate immediately
Termination for Cause	-	All vested and unvested Options terminate immediately
Termination without Cause	-	Vested Options must be exercised by the earlier of 90 days following termination and expiry of the term; all unvested Options terminate immediately
	-	Executive is entitled to 18 months’ base salary along with any accrued bonus to the date of termination
Change of Control	-	All Options terminate immediately prior to Change of Control unless assumed by successor; the Board may make a determination of acceleration of vesting, however, this would be subject to the Change of Control being accompanied by a qualifying termination of employment
	-	Executive is entitled to 18 months’ base salary along with any accrued bonus to the date of termination

(3)	Pursuant to Josh Scherba’s new agreement as President of the Company, (i) in the event of termination without cause, Mr. Scherba would be entitled to 18 months’ base salary (ii) in the event of a change of control and a qualifying termination event, Mr. Scherba would be entitled to 18 months’ base salary, and (iii) all outstanding Options vest on a change of control (single trigger)

Roz Nowicki
Resignation	-	Vested Options must be exercised by the earlier of 90 days following resignation and expiry of the term; all unvested Options terminate immediately
	-	Executive may resign with 3 months’ notice
Termination for Cause	-	All vested and unvested Options terminate immediately
Termination without Cause	-	Vested Options must be exercised by the earlier of 90 days following termination and expiry of the term; all unvested Options terminate immediately
	-	Executive entitled to 12 months’ base salary plus any accrued bonus
Change of Control	-	All Options terminate immediately prior to Change of Control unless assumed by successor; the Board may make a determination of acceleration of vesting, however, this would be subject to the Change of Control being accompanied by a qualifying termination of employment
	-	Executive is entitled to 12 months’ base salary, plus 1 month per year (or partial) year of employment to a maximum of 18 months, plus any accrued bonus

Advisory Vote on Executive Compensation

The Company has determined that it would not be appropriate to adopt a ‘say on pay’ advisory vote resolution on its executive compensation at this time and it is presently not required to do so. This determination was made taking into consideration that the Company is presently continuing the process of advancing its executive compensation program in a number of ways and evaluating its policies and practices in light of the significant management restructuring that occurred in fiscal 2019. The Company intends to re-evaluate whether it would be appropriate to adopt a ‘say on pay’ advisory vote once it has completed such initiatives.

Compensation of Directors

The Board determines the compensation for the Company’s directors. The Governance Committee, as part of its mandate, evaluates director compensation to ensure that it is competitive and aligns the interests of directors and Shareholders. The HRCC, in consultation with the Governance Committee, makes recommendations concerning the equity based compensation grants for directors. WildBrain’s director compensation practices are intended to attract and retain experienced and effective directors to serve on the Board and align their interests with the interests of Shareholders.

The following table sets forth, for the fiscal year ended June 30, 2019, information concerning the compensation paid to the Company’s directors, other than the Executive Chairman and CEO who is not provided with additional compensation for his role as a member of the Board:

Compensation of Directors
Director	Fees Earned	Share-Based Awards(8)	Option-Based Awards(9)	Other Compensation	Total
Elizabeth Beale	$111,000	$34,309	$64,000	–	$209,309
David Colville	$122,250	$34,309	$64,000	–	$220,559
Amanda Cupples(1)	$82,250	–	$100,000	–	$182,250
Deborah Drisdell(2)	$212,750	$34,309	$64,000	–	$311,059

Compensation of Directors
Director	Fees Earned	Share-Based Awards(8)	Option-Based Awards(9)	Other Compensation	Total
Eric Ellenbogen(3)	$66,250	–	$100,000	$340,196	$506,446
Alan Hibben(4)	$97,000	$34,309	$47,040	–	$178,349
Steven Landry(5)	$80,250	–	$100,000	–	$180,250
Geoffrey Machum(6)	$188,000	$34,309	$64,000	–	$286,309
Jonathan Whitcher(7)	$169,000	$34,309	$47,040	–	$250,309
Donald Wright	$166,000	$34,309	$64,000	–	$264,309

(1)	Amanda Cupples was appointed as a director of the Company on December 18, 2018. Fees earned are for the period from December 18, 2018 to June 30, 2019.
(2)	During fiscal 2019, Deborah Drisdell chaired the special committee responsible for the search for a new CEO. Of Ms. Drisdell’s total fees earned, $72,000 were for her services as a member and chair of such committee.
(3)	Eric Ellenbogen was appointed as a director of the Company on December 18, 2018. Fees earned are for the period from December 18, 2018 to June 30, 2019. During fiscal 2019, Mr. Ellenbogen was engaged by the Company as a senior advisor to provide consulting services with respect to strategic planning and business development of the Company. For such services Mr. Ellenbogen was paid total fees in fiscal 2019 of $103,196 and was granted 300,000 Options with fair value of $237,000. Mr. Ellenbogen’s fees were paid in USD and exchanged into CAD based on the applicable exchange rate on the date of payment ranging from $1.31-1.34.
(4)	For Q2-Q4 of fiscal 2019, Alan Hibben’s fees were paid in the form of DSUs at Mr. Hibben’s election in accordance with the DSU Plan.
(5)	Steven Landry was appointed as a director of the Company on December 18, 2018. Fees earned are for the period from December 18, 2018 to June 30, 2019.
(6)	During fiscal 2019, Geoffrey Machum was a member of the special committee responsible for the search for a new CEO. Of Mr. Machum’s total fees earned, $60,000 were for his services as a member of such committee.
(7)	During fiscal 2019, Jonathan Whitcher was a member of the special committee responsible for the search for a new CEO. Of Mr. Whitcher’s total fees earned, $60,000 were for his services as a member of such committee.
(8)	Represents the grant date fair value of DSUs determined based on the 5-day volume weighted average share price of the Company’s shares.
(9)	Refer to note 7 under “Summary Compensation Table” above for a description of the Company’s approach to determining fair value of Options.

All non-executive directors are paid an annual stipend of $75,000 and attendance fees of $2,000 per meeting, whether attendance is in person or via teleconference, with the Lead Director receiving an annual stipend of $85,000 and attendance fees of $2,000 per meeting. Non-executive directors who act as chair of the Audit Committee are entitled to an annual stipend of $20,000. Non-executive directors who act as chair of the HRCC, Governance Committee, Production Financing Committee and/or Corporate Finance Committee are entitled to an annual stipend of $15,000. All members of committees of the board also receive an additional $2,000 per meeting for attendance.

During fiscal 2019, the Company formed a special committee of the board of directors in connection with its search for a new CEO. The chair of such committee was paid a one-time stipend of $30,000 and the other members were paid a one-time stipend of $18,000. Each member of the Special Committee received $2,000 per meeting for attendance.

All directors are entitled to be reimbursed for their traveling and other out-of-pocket expenses reasonably incurred by them in connection with the affairs of the Company.

In accordance with and subject to the Stock Option Plan, the HRCC may from time to time, at its discretion, recommend to the Board for approval the granting of Options to any of the non-executive directors on such terms and conditions as the HRCC determines to be in the best interests of the Company. All non-executive directors are entitled to receive from time to time such number of Options as the HRCC determines to be in the best interests of the Company, subject to the terms of the Stock Option Plan and having regard to the Company’s capitalization and share price, the tax implications for the directors, corporate governance policies and considerations, including current governance and compensation “best practices”, and such other factors as the HRCC deems relevant in its determination. In accordance with and as prescribed by the Stock Option Plan, any such grants are subject to a maximum of $100,000 fair value grant in any single year. Any Options granted to directors vest at 25% per year over four years in equal instalments. Executive directors are not entitled to receive Options in their capacity as directors.

The Board adopted a Deferred Share Unit Plan (“DSU Plan”) on November 9, 2018. A DSU is a notional share unit entitling the holder to a conditional right to payment where the value of each DSU vested and paid out is linked to the value of a Voting Share. DSUs vest immediately on grant and are settled following the termination of the holder’s service as a director of the Company. In addition, DSUs may not be settled by the issuance of Shares from treasury, but instead result in a cash payment obligation for the Company, unless the Company elects to set up a trust to purchase Shares in the market to be used to settle DSUs.

The following table sets forth information regarding all Option-based awards outstanding as at June 30, 2019 for each director of the Company other than the directors who are also NEOs:

Option-Based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised in the Money Options(3)
Elizabeth Beale	100,000	$9.29	February 19, 2020	–
	39,500	$8.40	September 30, 2022	–
	47,800	$7.02	October 2, 2023	–
	60,000	$5.73	July 10, 2024	–
	100,000	$1.51	September 26, 2025	$35,000
David Colville	100,000	$8.27	October 1, 2019	–
	39,500	$8.40	September 30, 2022	–
	47,800	$7.02	October 2, 2023	–
	60,000	$5.73	July 10, 2024	–
	100,000	$1.51	September 26, 2025	$35,000
Amanda Cupples	100,000	$2.26	February 14, 2026	–
Deborah Drisdell	100,000	$6.93	February 18, 2023	–
	47,800	$7.02	October 2, 2023	–
	60,000	$5.73	July 10, 2024	–
	100,000	$1.51	September 26, 2025	$35,000
Eric Ellenbogen(1)	100,000	$2.26	February 14, 2026	–
	300,000	$1.80	May 16, 2026	$18,000
Alan Hibben	73,500	$1.51	September 26, 2025	$25,725
Steven Landry	100,000	$2.26	February 14, 2026	–
Geoffrey Machum	100,000	$8.27	October 1, 2019	–
	39,500	$8.40	September 30, 2022	–
	47,800	$7.02	October 2, 2023	–
	60,000	$5.73	July 10, 2024	–
	100,000	$1.51	September 26, 2025	$35,000
Jonathan Whitcher	73,500	$1.51	September 26, 2025	$25,725
Donald Wright(2)	100,000	$8.27	October 1, 2019	–
	39,500	$8.40	September 30, 2022	–
	47,800	$7.02	October 2, 2023	–
	60,000	$5.73	July 10, 2024	–
	100,000	$1.51	September 26, 2025	$35,000

(1)	As noted in the summary compensation table above, Eric Ellenbogen was granted 300,000 Options for consulting services in fiscal 2019.
(2)	During fiscal 2019 on November 20, 2018, Don Wright had 100,000 Options with an exercise price of $4.07 per Option expire out-of-the-money.
(3)	Calculated based on the closing price of the Company’s Voting Shares traded on the TSX on the last trading day of the Company’s year ended June 30, 2019 which was $1.86.

The following table sets forth information regarding all Share-based awards (i.e. DSUs) outstanding as at June 30, 2019 for each director:

Share-Based Awards
Name	Number of DSUs	Payout Value of DSUs(2)
Elizabeth Beale	12,000	$22,320
David Colville	12,000	$22,320
Amanda Cupples	–	–
Deborah Drisdell	12,000	$22,320
Eric Ellenbogen	–	–
Alan Hibben(1)	44,587	$82,932
Steven Landry	–	–
Geoffrey Machum	12,000	$22,320
Jonathan Whitcher	12,000	$22,320
Donald Wright	12,000	$22,320

(1)	As noted above, Alan Hibben elected to receive his director fees for Q2-Q4 of fiscal 2019 in the form of DSUs which resulted in an additional allocation of 32,587 DSUs. Payout value includes the additional allocation of 32,587 DSUs during fiscal 2019 totaling $68,250 that Mr. Hibben would have otherwise received in cash fees.
(2)	Calculated based on the closing price of the Company’s Voting Shares traded on the TSX on the last trading day of the Company’s year ended June 30, 2019 which was $1.86.

The following table sets forth for each director of the Company the value vested or earned under incentive plans of the Company during the year ended June 30, 2019:

Incentive Plan Awards
Name	Option-Based Awards Value Vested During 2019(7)	Share-Based Awards – Value Vested During 2019(8)	Non-Equity Incentive Plan Compensation – Value Earned During 2019(9)
Elizabeth Beale(1)	–	$34,309	–
David Colville(2)	–	$34,309	–
Amanda Cupples	–	–	–
Deborah Drisdell(3)	–	$34,309	–
Eric Ellenbogen	–	–	–
Alan Hibben(4)	–	$102,559	–
Steven Landry	–	–	–
Geoffrey Machum(5)	–	$34,309	–

Incentive Plan Awards
Name	Option-Based Awards Value Vested During 2019(7)	Share-Based Awards – Value Vested During 2019(8)	Non-Equity Incentive Plan Compensation – Value Earned During 2019(9)
Jonathan Whitcher	–	$34,309	–
Donald Wright(6)	–	$34,309	–

(1)	During fiscal 2019, Elizabeth Beale had (a) 15,000 Options vest on July 11, 2018 with an exercise price of $5.73 per Option, (b) 9,875 Options vest on October 1, 2018 with an exercise price of $8.40 per Option, (c) 11,950 Options vest on October 3, 2018 with an exercise price of $7.02 per Option, and (d) 25,000 Options vest on February 20, 2019 with an exercise price of $9.29 per Option. Ms. Beale was granted 12,000 DSUs on November 9, 2018, which vested on grant.
(2)	During fiscal 2019, David Colville had (a) 15,000 Options vest on July 11, 2018 with an exercise price of $5.73 per Option, (b) 9,875 Options vest on October 1, 2018 with an exercise price of $8.40 per Option, (c) 25,000 Options vest on October 2, 2018 with an exercise price of $8.27 per Option, and (d) 11,950 Options vest on October 3, 2018 with an exercise price of $7.02 per Option. Mr. Colville was granted 12,000 DSUs on November 9, 2018, which vested on grant.
(3)	During fiscal 2019, Deborah Drisdell had (a) 15,000 Options vest on July 11, 2018 with an exercise price of $5.73 per Option, (b) 11,950 Options vest on October 3, 2018 with an exercise price of $7.02 per Option, and (c) 25,000 Options vest on February 19, 2019 with an exercise price of $6.93 per Option. Ms. Drisdell was granted 12,000 DSUs on November 9, 2018, which vested on grant.
(4)	As noted above, Alan Hibben elected to receive his director fees for Q2-Q4 of fiscal 2019 in the form of DSUs. Value vested includes the grant date fair value of the additional allocation of 32,587 DSUs during fiscal 2019 totaling $68,250 that Mr. Hibben would have otherwise received in cash.
(5)	During fiscal 2019, Geoffrey Machum had (a) 15,000 Options vest on July 11, 2018 with an exercise price of $5.73 per Option, (b) 9,875 Options vest on October 1, 2018 with an exercise price of $8.40 per Option, (c) 25,000 Options vest on October 2, 2018 with an exercise price of $8.27 per Option, and (d) 11,950 Options vest on October 3, 2018 with an exercise price of $7.02. Mr. Machum was granted 12,000 DSUs on November 9, 2018, which vested on grant.
(6)	During fiscal 2019, Donald Wright had (a) 15,000 Options vest on July 11, 2018 with an exercise price of $5.73 per Option, (b) 9,875 Options vest on October 1, 2018 with an exercise price of $8.40 per Option, (c) 9,375 Options vest on October 2, 2018 with an exercise price of $8.27, and (d) 11,950 Options vest on October 3, 2018 with an exercise price of $7.02 per Option. Mr. Wright was granted 12,000 DSUs on November 9, 2018, which vested on grant.
(7)	Calculated based on the closing price of the Company’s Voting Shares traded on the TSX as of the date of vesting or the next day on which the TSX was open for trading, as applicable, which are set forth below:

Date of Vesting	Closing Market Price
July 11, 2018	$2.60
October 1, 2018	$1.96
October 2, 2018	$1.83
October 3, 2018	$2.01
February 19, 2019	$2.24
February 20, 2019	$2.28

(8)	Represents the grant date fair value of DSUs determined based on the 5-day volume weighted average share price of the Company’s shares.
(9)	Directors do not participate in any non-equity incentive plans.

Share Ownership Guidelines

On November 9, 2016, the Company adopted share ownership guidelines for the Board. The guidelines dictate directors personally hold three times the annual board retainer (i.e. $225,000 in total) in value of shares of the Company and directors have a period of five years from adoption of the guideline or appointment, as applicable, to obtain that level of share ownership. Value of share ownership will be determined based on the price at which the directors acquired shares or the grant date fair value of DSUs, as applicable. Although the Company has not adopted share ownership guidelines for its executives, under Mr. Ellenbogen’s CEO employment agreement, he is required to purchase within 45 days following the effective date (subject to tolling for blackout periods) Voting Shares with market value equal to 25% of his base salary (i.e. US$306,250).

EQUITY COMPENSATION PLAN INFORMATION

Under the Company’s Stock Option Plan and former Performance Share Unit Plan (“PSU Plan”), the maximum number of Voting Shares that may be issued pursuant to grants under all security-based compensation arrangements of the Company is equal to 8.5% of the total number of Voting Shares of the Company issued and outstanding from time to time, which may be allocated among the security-based compensation arrangements of the Company by the HRCC. As of June 30, 2019, such 8.5% maximum was equal to 11,469,761 Voting Shares.

The following table sets out the number of securities authorized for issuance under WildBrain’s equity compensation plans approved by securityholders as of June 30, 2019. WildBrain does not have any equity compensation plans that have not been approved by its securityholders.

Plan Category	Number of securities to be issued upon exercise of outstanding options / settlement of PSUs	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders
Stock Option Plan(1)	9,970,616	$4.38	1,331,071
PSU Plan(2)	–	N/A	1,331,071
Employee Share Purchase Plan(3)	–	N/A	168,074
Total(4)	9,970,616	$4.38	1,499,145

(1)	The number of securities to be issued upon exercise of outstanding Options represents approximately 7.39% of the total number of Voting Shares issued and outstanding as of June 30, 2019. The number of securities remaining available for future issuance under the Stock Option Plan is the total number of securities that may be issued under the Stock Option Plan and PSU Plan taking into consideration the outstanding Options, PSUs and the amount available under the Employee Share Purchase Plan. Expressed as a percentage this represents approximately 0.99% of the total number of Voting Shares issued and outstanding as of June 30, 2019.
(2)	As of June 30, 2019, the Company did not have any outstanding PSUs or RSUs under the PSU Plan.
(3)	As of June 30, 2019, the Company had a total of 168,074 Voting Shares remaining available under its Employee Share Purchase Plan, which represents approximately 0.12% of the total number of Voting Shares issued and outstanding as of June 30, 2019.
(4)	The total number of securities remaining available for future issuance under the equity compensation plans of the Company represents approximately 1.11% of the total number of Voting Shares issued and outstanding as of June 30, 2019.

The following table shows the Company’s “burn rate” (calculated by dividing the number of awards granted during the applicable year, by the weighted average number of Voting Shares outstanding for the applicable year) for the fiscal years 2019, 2018 and 2017:

Plan Category	2019	2018	2017
Stock Option Plan	3.76%	1.43%	1.30%
PSU Plan	–	–	0.25%
Employee Share Purchase Plan	0.07%	0.03%	0.02%
Total	3.83%	1.46%	1.57%

Stock Option Plan

Under the Stock Option Plan, Options may be granted to full-time employees, consultants or directors of WildBrain, its subsidiaries and their respective successors and assigns, provided that participation of non-employee directors of the Company is limited such that no non-employee director shall be granted in any single year Options with a fair value greater than $100,000. The exercise price of any Option to be granted under the Stock Option Plan is determined by the Board, but shall not be less than the closing price of the Voting Shares on the day immediately preceding the date of grant on the quotation system or stock exchange which had the greatest volume of trading of Voting Shares on the applicable trading day.

The maximum number of Voting Shares reserved for issuance under the Stock Option Plan and all other security based compensation arrangements of the Company is equal to 8.5% of the total number of Voting Shares of the Company issued and outstanding from time to time, to be allocated among the security based compensation arrangements of the Company by the HRCC. As a result, should WildBrain issue additional Voting Shares in the future, the number of Voting Shares issuable under this Stock Option Plan will increase accordingly. The Stock Option Plan of WildBrain is considered an “evergreen” plan, since the Voting Shares covered by Options which have been exercised shall be available for subsequent grants.

The number of securities issuable to insiders, at any time, under all security based compensation arrangements, cannot exceed 10% of the issued and outstanding securities of WildBrain. Moreover, the number of securities issued to insiders of WildBrain within any one year period, under all security based compensation arrangements, cannot exceed 10% of issued and outstanding securities of WildBrain.

Under the Stock Option Plan, each Option will vest over such period as determined at the time of issue; provided that, if no vesting period is determined at the time of issue, no more than 25% of the Voting Shares subject to the Option will be exercisable during each twelve month period from the date of the grant.

Each Option, unless terminated pursuant to the Stock Option Plan, will expire on a date to be designated by WildBrain at the time of the grant of the Option, however, such date can be no later than the date that is seven years after the date on which the Option was granted, except that if a holder of an Option (an “Optionholder”) cannot exercise an Option because the Option expires during or within 10 business days of the end of a Blackout Period of the Company that is applicable to the Optionholder, the Option may be exercised up to 10 business days after that Blackout Period ends. “Blackout Period” means the period during which the relevant Optionholder of the Company is prohibited from exercising an option due to trading restrictions imposed by the Company.

If an Optionholder resigns, ceases to be an employee of WildBrain or ceases to be engaged by WildBrain, vested Options held by such holder may be exercised prior to the earlier of the 90th day following such occurrence and the expiry of the period during which the Options are otherwise exercisable. If an Optionholder is discharged or terminated as an employee or officer of WildBrain for cause or ceases to be engaged by WildBrain as a consultant for cause or breach of duty, or if a director is removed as a director of WildBrain by action of the Board of the Company or the Shareholders, each and every Option granted to such Optionholder shall immediately cease and terminate and be of no further force or effect whatsoever as to Voting Shares in respect of such Options, regardless of whether or not such Options had vested with respect to such Voting Shares.

In the event of the death of an Optionholder and the circumstances specified in the preceding paragraph have not occurred in relation to the Optionholder, any vested Option held by such Optionholder at the time of his or her death will expire and terminate on the earlier of (i) the 180th day following the date of death, unless WildBrain receives a notice from the legal representatives of the deceased stating that they wish to exercise the Option in respect of up to the number of Voting Shares that the deceased could have exercised at the date of his or her death, in which case the Option as it relates to such Voting Shares will not expire and WildBrain will issue to the estate of the deceased that number of Voting Shares as were specified in the notice of exercise, and (ii) the expiry of the period during which the Option is exercisable, or such later date within one year following the date of death of the Optionholder as WildBrain may in its discretion designate. In the event of the death of an Optionholder and the circumstances specified in the preceding paragraph have not occurred in relation to the Optionholder, any unvested or expired Option may, with the prior written consent of WildBrain, be exercised by the deceased’s legal representatives with respect to up to that number of Options as WildBrain may designate and advise such legal representatives of by notice in writing given within one year following the date of the death of the Optionholder, provided that any such exercise is made by the deceased Optionholder’s legal representatives pursuant to a written notice given by them to WildBrain on or prior to the earlier of the 60th day following the giving of such notice by WildBrain and the expiry of the period during which the Option is exercisable.

The Stock Option Plan includes a clawback or recoupment provision which provides that, in the event there is a restatement of any financial statements of the Company due to a material error or material noncompliance with any financial reporting requirements under any applicable laws, regulations or rules, and (i) a current or former executive officer or senior employee of the Company receives Options which were either granted, earned or vest based on the achievement of financial results in the restated financial statements and (ii) the number of Options granted, earned or vested would have been lower had the restated financial statements been properly reported, then, the Company may require a forfeiture or repayment of excess Options, shares or amounts earned in connection therewith.

The following types of amendments to the Stock Option Plan presently require the approval of Shareholders: (i) any amendment to the amendment provisions; (ii) any increase in the maximum number of Voting Shares issuable under the Stock Option Plan; (iii) any change in the exercise price and term of Options held by insiders under the Stock Option Plan; (iv) any amendment to the Stock Option Plan which requires the approval of Shareholders under any applicable securities laws or requirements (including without limitation the TSX rules and policies); (v) any amendment to the provision which imposes a limit of $100,000 fair value grant per year on non-employee director participation in the Stock Option Plan; (vi) any amendment that would extend the term of any outstanding Option beyond its original expiry date; (vii) any material increase in benefits to participants, including any material change to: (a) permit a repricing (or decrease in exercise price) of outstanding Options (other than certain equitable an adjustments, subject to compliance with certain U.S. laws), (b) reduce the price at which Shares or Options to purchase Shares may be offered (other than certain equitable an adjustments, subject to compliance with certain U.S. laws), or (c) extend the duration of the Stock Option Plan; (viii) any material expansion of the class of participants eligible to participate in the Stock Option Plan; (ix) any expansion in the types of options or awards provided under the Stock Option Plan; and (x) any amendment that would permit a participant to assign or otherwise transfer an Option granted under the Stock Option Plan, other than for estate planning purposes.

Amendments to the Stock Option Plan that are not subject to Shareholder approval may be implemented by WildBrain without Shareholder approval, subject to any approval required by the rules of any stock exchange on which the Voting Shares are listed and any other requirements of applicable law. Such amendments include, without limitation, housekeeping changes, clarifications, ensuring compliance with applicable law and amending the Stock Option Plan or Options under the Stock Option Plan, including with respect to the option period (provided that the period during which an Option is exercisable does not exceed 7 years from the date the Option is granted and that such Option is not held by an Insider (as defined in the Stock Option Plan)), vesting period, exercise method and frequency, subscription price (provided that such Option is not held by an Insider (as defined in the Stock Option Plan)) and method of determining the subscription price, assignability and effect of death, disability, termination of a participant’s employment or cessation of the participant’s directorship. The Stock Option Plan prohibits repricing Options notwithstanding the amendment provisions summarized above.

In the event of a corporate transaction (including a change of control of the Company) Options terminate immediately prior to the effective date of such corporate transaction. The Board may accelerate the vesting of any Option in the event of a corporate transaction, except that (i) accelerated vesting of Options shall only occur in the event of a corporate transaction if the participant’s employment with the Company is terminated without cause or the participant resigns because of a material reduction or material change in job responsibilities and (ii) with respect to any performance-based Options, vesting shall be dependent on achievement of the applicable performance criteria as of the date of such corporate transaction and/or be prorated to the date of such corporate transaction, as applicable.

The interest of any Optionholder under the Stock Option Plan or in any Option is not transferable. In the event of, among other things, an amalgamation, arrangement or take-over bid affecting WildBrain, the Board will make an equitable adjustment to any Options then outstanding and in the exercise price in respect of such Options.

For information on the resolution being put before Shareholders at the Meeting to approve unallocated Options under the Stock Option Plan see “Approval of Unallocated Options under Stock Option Plan” above.

Employee Share Purchase Plan

Any designated person regularly employed by WildBrain or any of its subsidiaries is eligible to become a member of the Employee Share Purchase Plan upon the later of November 6, 2007 or the completion of one year of continuous service as an employee of WildBrain. The administrator of the plan is Computershare or such other person appointed by WildBrain to purchase, hold and distribute the Voting Shares in accordance with the terms and provisions of the Employee Share Purchase Plan.

Pursuant to the Employee Share Purchase Plan, members participating in the plan may make contributions, by payroll deduction only, at a rate of between 1% and 10% of their salary. WildBrain then remits the payroll deductions to the administrator who purchases Voting Shares from the treasury of WildBrain at a purchase price equal to the 10 day volume weighted average price of the Voting Shares traded on the TSX less 15%. Therefore, the purchase price of the Voting Shares pursuant to the Employee Share Purchase Plan could be below the market price (as defined in the TSX Company Manual) of the Voting Shares. The purchased Voting Shares are credited to an account maintained for the member by WildBrain. The Company initially reserved an aggregate of 450,000 shares for issuance under the Employee Share Purchase Plan, of which 168,074 remained issuable under the Employee Share Purchase Plan as of June 30, 2019, representing 0.12% of the issued and outstanding Voting Shares as of June 30, 2019.

The participation of insiders of the Company is limited under the Employee Share Purchase Plan such that (i) the number of securities issuable to insiders, at any time, under all security based compensation arrangements of the Company, including the Employee Share Purchase Plan, cannot exceed 10% of the issue and outstanding securities of the Company at any time; and (ii) the number of securities issued to insiders, within any one year period, under all security based compensation arrangements of the Company, including the Employee Share Purchase Plan, cannot exceed 10% of the issued and outstanding securities of the Company.

If a member of the Employee Share Purchase Plan terminates employment with WildBrain, retires from employment at WildBrain or otherwise elects to withdraw from participation in the Employee Share Purchase Plan, the member will have the choice to receive (i) the number of whole Voting Shares credited to his or her account, or (ii) the cash equivalent of the value of the whole Voting Shares credited to his or her account, less any brokerage fees as determined by the administrator of the Employee Share Purchase Plan. A member of the Employee Share Purchase Plan may elect, from time to time, to sell all or part of the Voting Shares credited to the member’s account in accordance with WildBrain’s Insider Trading Policy by completing and filing with WildBrain a seven day prior notice on a form prescribed by WildBrain.

The following types of amendments to the Employee Share Plan presently require the approval of Shareholders: (i) any amendment to the amendment provisions; (ii) any increase in the maximum number of Voting Shares issuable under the Employee Share Purchase Plan and; (iii) any change to the manner of determining the purchase price under the Employee Share Purchase Plan. The following types of amendments to the Employee Share Purchase Plan may be made without approval of the Shareholders: (i) housekeeping or clerical changes; (ii) clarifications to any provisions of the plan; (iii) changes to ensure compliance with applicable laws; (iv) changes to the class of participants eligible to participate in the Employee Share Purchase Plan; and (v) changes to the terms and conditions of any financial assistance which may be provided by the Company to participants under the Employee Share Purchase Plan to facilitate the purchase of Voting Shares thereunder.

The Employee Share Purchase Plan may be terminated at any time by the Board, in which event each member of the Employee Share Purchase Plan shall receive, as soon as practicable following the effective date of termination of the Employee Share Purchase Plan, the number of whole Voting Shares in his or her account and a cash payment for any fractional Voting Shares held in his or her account.

In the event that the Voting Shares are subdivided, consolidated, converted or reclassified by WildBrain, or any action of a similar nature affecting the Voting Shares is taken by WildBrain, the Voting Shares held by the administrator of the Employee Share Purchase Plan for the benefit of the Employee Share Purchase Plan members shall be appropriately adjusted.

In the event a subsidiary company ceases being a subsidiary, each employee of such subsidiary shall cease being a member of the Employee Share Purchase Plan and will receive the number of whole shares in his or her account and a cheque for fractional shares.

For information on the resolution being put before Shareholders at the Meeting to approve proposed amendments to the Employee Share Purchase Plan see “Amendment of Employee Share Purchase Plan” above.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board and senior management of the Company consider good corporate governance to be central to the effective operation of the Company and the enhancement of the interests of its Shareholders. Set out below is a description of certain corporate governance practices of the Company, as required by National Instrument 58-101 –

Disclosure of Corporate Governance Practices.

Board of Directors

The Board of the Company has adopted a mandate, the full text of which is attached hereto as Appendix “G” (the “Board Mandate”). Pursuant to the Board Mandate, the members of the Board have the duty to supervise the management of the business and affairs of the Company and are responsible for providing direction to senior management through the CEO, to pursue the best interests of the Company. The Board Mandate sets out the duties and responsibilities of the Board, including in matters of independence, strategic planning, risk management, human resources management, corporate governance, financial information and reporting, corporate communications and disclosure and the establishment of committees of the Board.

The Board of the Company, with assistance of the Governance Committee, is responsible for establishing independence standards for its member directors in accordance with all binding requirements of the TSX and the rules of NASDAQ on which the Company’s Voting Shares are listed, as well as all other applicable laws, rules, and regulations, including applicable securities laws, rules, and regulations. At least annually, the Board affirmatively determines the independence of each director in accordance with such standards.

The Board has determined that the independent directors of the Company proposed in this Circular are David Colville, Amanda Cupples, Deborah Drisdell, Erin Elofson, Alan Hibben, Steven Landry, Geoffrey Machum, Thomas McGrath, Jonathan Whitcher, and Donald Wright. Eric Ellenbogen is not considered independent due to his current position as an executive officer of the Company. Accordingly, if the directors proposed in this Circular are appointed at the Meeting, 10 out of 11 of the Company’s directors, representing approximately 91% of the Board, would be considered independent, including the Chair, Donald Wright.

To facilitate full and frank discussion, each meeting of the Board and each meeting of the committees of the Board includes an in camera portion during which management is not present. The independent directors held 7 such in camera meetings in fiscal 2019. Additionally, any independent director may at any time request an in camera portion of a meeting of the Board or committees, at which members of management of the Company and/or non-independent directors are not in attendance. The Board may also refer certain issues and matters that arise from time to time to a special committee comprised entirely of independent directors for their consideration.

The Company’s By-Laws provide that quorum for the transaction of business at any meeting of the Board shall consist of a majority of the minimum number of directors required by the Company’s Articles, which minimum is three directors, or such greater number as the Board may determine from time to time. The Board has determined that the Company requires a majority of directors present at any meeting and endeavours to encourage attendance and, to the extent possible, schedule meetings well in advance so that all directors are able to attend either in person or via telephone. The By-Laws further provide that, subject to the CBCA, the Board shall not transact business at any meeting, other than filling a vacancy in the Board, unless at least 25 per cent of the directors present are resident Canadians, or if the Company has fewer than four directors at least one director present is a resident Canadian, except where a resident Canadian approves in writing the business transacted and had that director been in attendance the required number of resident Canadian directors would have been satisfied. In the case of an equality of votes at a meeting of the Board, the Chair shall not be entitled to a second or casting vote.

The following table summarizes the directors of the Company who are also directors of a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction:

Director	Company
Donald Wright	GMP Capital Inc. Richard’s Packaging Income Fund Fire & Flower Holdings Corp. Cinaport Acquisition Corp III
Alan Hibben	Extendicare Inc. Hudbay Minerals Inc. Home Capital Group Inc.

During the Company’s fiscal 2019, the Board and its committees held the following number of meetings:

Meetings of the Board of Directors and Committees
Number of Meetings
Board of Directors	7
Audit Committee	5
Human Resources and Compensation Committee	4
Corporate Governance and Nominations Committee	7
Corporate Finance Committee	1
Production Financing Committee	4

The attendance of the directors for fiscal 2019 at such meetings was as follows:

Attendance
Directors	Board	Audit Committee	HRCC	Governance Committee	Corporate Finance Committee	Production Financing Committee
Elizabeth Beale	7 of 7	5 of 5	–	7 of 7	1 of 1	–
David Colville	7 of 7	5 of 5	4 of 4	–	–	–
Amanda Cupples(1)	3 of 7		2 of 4			2 of 4
Michael Donovan	7 of 7	–	–	–	–	4 of 4
Deborah Drisdell	7 of 7	–	4 of 4	–	–	4 of 4
Eric Ellenbogen(2)	3 of 7			1 of 7		1 of 4
Alan Hibben	6 of 7	5 of 5	–	–	1 of 1	–
Steven Landry(3)	3 of 7	2 of 5	–	–	1 of 1	–
Geoffrey Machum	7 of 7	–	4 of 4	7 of 7	–	–
Robert Sobey(4)	2 of 7	–	1 of 4	–	–	–
Jonathan Whitcher	7 of 7	–	4 of 4	–	–	–
Donald Wright(5)	7 of 7	5 of 5	3 of 4	7 of 7	1 of 1	–

(1)	Amanda Cupples was appointed to the board of directors on December 18, 2018. Accordingly, she was only eligible to attend three meetings of the board of directors. In addition, Ms. Cupples was appointed to the HRCC and Production Financing Committee on January 23, 2019. Accordingly, she was only eligible to attend two meetings of each the HRCC and Production Financing Committee.

(2)	Eric Ellenbogen was appointed to the board of directors on December 18, 2018. Accordingly, he was only eligible to attend three meetings of the board of directors. In addition, Mr. Ellenbogen was appointed to the Governance Committee and Production Financing Committee on January 23, 2019. Accordingly, he was only eligible to attend two meetings of each the Governance Committee and Production Financing Committee.
(3)	Steve Landry was appointed to the board of directors on December 18, 2018. Accordingly, he was only eligible to attend three meetings of the board of directors. In addition, Mr. Landry was appointed to the Audit Committee and Corporate Finance Committee on January 23, 2019. Accordingly, he was only eligible to attend two meetings of the Audit Committee.
(4)	Robert Sobey resigned as a director of the Company effective December 18, 2018 during the Company’s fiscal year 2019. Accordingly, he was only eligible to attend four meetings of the board of directors. In addition, Mr. Sobey was only eligible to attend three meetings of the HRCC.
(5)	Donald Wright resigned from the HRCC on January 23, 2019. Accordingly, he was only eligible to attend three meetings of the HRCC.

In addition to the above, during fiscal 2018 the Board formed a special committee in connection with its strategic review process, comprised of Don Wright (Chair), Geoff Machum and Elizabeth Beale. That committee continued its review process into fiscal 2019 and held six meetings in fiscal 2019 which were attended by all members of such committee.

During fiscal 2019, the Board formed a separate special committee in connection with its CEO search process and transition, comprised of Deborah Drisdell (Chair), Geoff Machum and Jonathan Whitcher. That committee held eight meetings in fiscal 2019 which were attended by all members of such committee.

Committees of the Board of Directors

The Board of the Company has established the following standing committees:

  Audit Committee

  Human Resources and Compensation Committee

  Corporate Governance and Nominations Committee

  Production Financing Committee

  Corporate Finance Committee

Each of the foregoing committees has adopted a written charter establishing its role and responsibilities. Each of the foregoing committees reviews and reassesses the adequacy of the applicable written charter on an annual basis.

Audit Committee

The audit committee (the “Audit Committee”) assists the Board in fulfilling its responsibilities for oversight and supervision of financial and accounting matters and the integrity of the Company’s financial reporting process. These responsibilities include, among others, reviewing annual and quarterly financial statements and related Management Discussion and Analysis, monitoring and overseeing the accounting and financial reporting processes of the Company, monitoring and overseeing the Company’s internal controls, including internal controls over financial reporting and public disclosure procedures, and reviewing and overseeing the audits of the Company’s financial statements, engaging the independent external auditor of the Company and approving independent audit fees and considering the recommendations of the independent external auditor, reviewing and making recommendations on the risk management and insurance policies of the Company, reviewing material or non-ordinary course related party transactions, establishing and overseeing the Whistleblower Program of the Company, monitoring the Company’s compliance with legal and regulatory requirements related to financial reporting, and examining improprieties or suspected improprieties with respect to accounting and other matters that impact financial reporting. Pursuant to its charter, the Audit Committee is required to review and assess the adequacy of the charter at least annually. The Audit Committee has the authority to retain outside counsel or experts to assist the committee in performing its functions.

The Company’s audit committee is chaired by Alan Hibben, and currently additionally composed of David Colville and Steven Landry, each of whom is an unrelated independent director. Each of the members of the Audit Committee is “independent” and “financially literate” within the meaning of Multilateral Instrument 52-110 – Audit Committees of the Canadian Securities Administrators. Each of the members of the Audit Committee is “independent” within the meaning of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and the applicable NASDAQ rules. The Chair of the Audit Committee is an “audit committee financial expert” under applicable U.S.

securities laws. For a description of the relevant education and experience of the Audit Committee members, refer to “Business of the Meeting – Nominees for Election to the Board” above. The full text of the Audit Committee Charter is available in the Company’s Annual Information Form and under the Investors-Governance tabs of the Company’s website at www.wildbrain.com.

Human Resources and Compensation Committee

The HRCC is discussed under “Statement of Executive Compensation – Human Resources and Compensation Committee” above. The Human Resources and Compensation Committee Charter is available under the Investors-Governance tabs of the Company’s website at www.wildbrain.com.

Corporate Governance and Nominations Committee

The Governance Committee assists the Board in identifying candidates for the Board and in developing effective corporate governance principles for the Company. The Governance Committee is responsible for (i) the oversight of corporate governance practices; (ii) the general management of Board and committee activities including reviewing the Board and committee mandates, scheduling meetings, ensuring effective communication, recommending procedures to permit the Board to function independently from management and reviewing and approving the Company’s response to any applicable rules or regulations of applicable securities regulators and stock exchanges; (iii) evaluating Board, committee and individual director effectiveness, including reviewing the amount and form of director compensation to ensure it is competitive and aligns the interests of directors and shareholders and maintaining a skills matrix; (iv) the identification and recruitment of director candidates and education of directors; (v) succession planning for the CEO. The Governance Committee is also responsible for establishing a code of business conduct and ethics for the Company and for overseeing the Company’s policy on insider trading. Pursuant to its charter, the Governance Committee is required to review and assess the adequacy of the mandate of the Board and each committee charter (including its own) at least annually.

The Governance Committee is presently chaired by Geoffrey Machum and is currently additionally composed of Jonathan Whitcher and Don Wright. Each of the members of the Governance Committee is “independent” within the meaning of applicable rules and stock exchange requirements, including the TSX and NASDAQ. The Governance Committee is additionally described below under “Nomination of Directors”. The Corporate Governance and Nominations Committee Charter is available under the Investors-Governance tabs of the Company’s website at www.wildbrain.com.

Production Financing Committee

Pursuant to its written charter, the production financing committee (the “Production Financing Committee”) assists the Board in fulfilling its responsibilities by approving all film and television production financing of the Company not already delegated to management and to provide oversight of the Company’s film and television production financing that has been delegated to management. Specific responsibilities and duties of the Production Financing Committee include (i) approving and authorizing production financing and associated terms and conditions, (ii) authorizing the execution of production financing documents, (iii) reporting to the Board on production financing, (iv) periodically reviewing the Company’s production financing structure and thresholds delegated to management, (v) periodically reviewing the production financing policies of the Company, (vi) keeping the Board apprised of the Company’s production financing and recent developments in production financing and (vii) periodically reviewing and assessing its charter and recommending changes to the Board for approval.

The Production Financing Committee is chaired by Deborah Drisdell and is additionally composed of Amanda Cupples and Eric Ellenbogen.

Corporate Finance Committee

Pursuant to its written charter, the corporate finance committee (the “Corporate Finance Committee”) assists the Board in fulfilling its responsibilities by approving matters relating to the financing activities of the Company. Specific responsibilities and duties of the Corporate Finance Committee include (i) reviewing and approving the incurrence of indebtedness of the Company, (ii) reviewing and approving the issuance of equity of the Company, (iii) authorizing the execution of documents relating to matters within the purview of the Corporate Finance

Committee, (iv) reporting to the Board on matters of corporate finance and (v) periodically reviewing and assessing its charter and recommending changes to the Board for approval.

The Corporate Finance Committee is chaired by Don Wright and additionally composed of Alan Hibben and Steven Landry.

Position Descriptions

The Board has developed written position descriptions for the positions of CEO, Chair and Lead Director. The Lead Director position was formed to formalize a leadership role among the Company’s independent directors and to ensure that there is a process available to set agendas independent of the Executive chair and to address comments or issues which any director may have in relation to independence and overall functioning of the Board and its Committees. The Lead Director meets with the CEO and Executive Chairman on an annual basis and chairs all meetings of the independent members of the Board, among other responsibilities, including the evaluation of Board members. Since the appointment of Don Wright as an independent Chair of the Board on August 29, 2019, the role of the Lead Director has been assumed under the role of the Board Chair.

The Board has developed written position descriptions for the chairs of its committees. The Board and the Company are of the view that the individuals appointed to occupy such chair positions have significant experience from acting in similar or other capacities on the boards of other companies. The Company facilitates access to independent advisors for guidance where necessary in the opinion of the chair of the Board or any of its committees.

Orientation and Continuing Education

The Company has adopted a formal written orientation and continuing education program for its Board, the purpose of which is to ensure that members of the Board understand the Company, the industries and regulatory environments in which it operates and the key risks and opportunities facing the Company, as well as the role of the Board, its committees and directors. The Company believes that this knowledge is critical for Board members in their role as stewards of the Company and is therefore committed to providing comprehensive and effective orientation and continuing education for its directors.

Pursuant to the Mandate for the Board and the Corporate Governance and Nominations Committee Charter, the Board, with the assistance and guidance of the Governance Committee, is responsible for ensuring that all new directors receive comprehensive orientation regarding their responsibilities as a director and the nature of the business operations of the Company and providing continuing education opportunities for the members of the Board.

New members of the Board are offered an orientation program commensurate with their experience in the film and television production, distribution, broadcasting, and merchandising and licensing businesses and the regulatory environments in which the Company operates. Each new member meets with the Chair of the Board (in such capacity), and the chairs of each of the Board committees to discuss the role of the Board and its committees and members and is also provided with the opportunity to meet with certain key Company personnel, including the Executive Chair (in such capacity), CEO, CFO, Corporate Secretary, and Chief Operating Officer. In addition, each new member of the Board is provided with an introductory package, including the plans, policies and corporate governance documents of the Company, along with certain additional documents pertinent to the member’s role as a director, including corporate documents of the Company and recent public filings of the Company. The Company also makes all public filings of the Company during the preceding 24 months available to any new Board member on request. Each new member will also be given the opportunity, upon request, to retain independent legal counsel, at the Company’s expense, to advise him or her with respect to issues raised by his or her membership with the Board.

The Board, with the assistance and guidance of the Governance Committee, is responsible for providing continuing education opportunities for its members in order to enhance their knowledge and skills and ensure that their understanding of the business and operations of the Company and the industries and regulatory environments in which it operates is current. As part of the continuing education program, management of the Company delivers quarterly presentations to the Board concerning the main areas of the business of the Company and industries in which it operates, including covering key opportunities and risks facing the Company, such as strategic, operational, competitive and regulatory matters, and reviewing the overall current performance of the Company and the markets in which it operates. The Board may also from time to time arrange for third party consultant presentations on topics pertinent to the Company or otherwise appropriate in connection with the promotion of the continuing education of its directors. Additionally, the Board encourages, and the Company reimburses, its members to pursue education sessions that are directly related to the business of the Company and the performance of their responsibilities and duties as a director of the Company.

During fiscal 2019, all members of the Board attended the following orientation and continuing education programs arranged by management of the Company:

  a half-day education session, including presentations by management on the business of the Company and industry updates; and

  management presentations at quarterly board meetings.

Nomination of Directors

The Governance Committee assists the Board in fulfilling its responsibilities by overseeing the Company’s corporate governance policies and making recommendations aimed at enhancing the effectiveness of the Board. The Governance Committee identifies, evaluates, and recommends to the Board suitable candidates for election. Potential candidates are evaluated based on their individual skills, areas of expertise, professional backgrounds and independence, taking into consideration diversity of the Board and targeted committees or areas in need of expertise or replacement, with the goal of selecting candidates whom are best able to meaningfully and effectively contribute to the strategic direction of the Company. Each director may also suggest candidates from time to time. The Board of the Company ultimately determines who will be nominated for election to the Board.

Board and Director Evaluations / Assessments

On an annual basis, a formal evaluation / assessment of the Board, each of the committees of the Board and each of the directors is conducted. The formal evaluation process is overseen by the Chair (formerly Lead Director), Don Wright, and includes the completion of a questionnaire and skills matrix by each director to assess performance and effectiveness of the Board, each of the committees and the other directors on a variety of categories. The Chair reviews the completed assessments and reports the results to the Board, the chairs of the committees and individual directors, as applicable. Additionally, the Chair conducts one-on-one discussions with each director to obtain direct feedback on the performance of the Board, committees and individual directors. The results of the assessments and discussions are used, not only to evaluate performance and effectiveness, but also to identify and address areas for improvement and Board activities for the year.

The Governance Committee also conducts annual evaluations of the effectiveness of the Board, its committees and each of the directors and, as appropriate, makes recommendations to the Board concerning such evaluations.

The Board determined that it would not conduct its formal evaluations for fiscal 2019 as a result of material changes in the composition of management and the Board which occurred shortly following the completion of the Company’s fiscal 2019. The Board intends to resume such process for fiscal 2020.

Board Renewal

The Board does not have, nor does it presently intend to introduce, director term limits. The Board is of the view that such a policy could result in unavoidable premature loss of valued directors negatively impacting continuity and experience on the Board and that the current mechanisms in place for Board renewal will continue to be in the best interests of the Company’s Shareholders through the provision of appropriate and effective renewal of Board membership.

To ensure adequate Board renewal, the Governance Committee is responsible for conducting annual evaluations of the Board, its committees and each of the directors. Such assessments evaluate the performance of individual directors and effectiveness of the Board, as a whole, and each of its committees. Assessments ensure the Board possesses the requisite experience, expertise and business and operational insight for the effective stewardship of the Company. Assessments also consider whether there are women on the Board and its committees. The Governance Committee conducts an annual confidential survey of each director regarding his or her views on the effectiveness of the Board, its committees and the Chair. The results of the director, Board, and committee assessments and a summary of the confidential survey are reported to the Chair, together with recommendations from the Governance Committee for improving the composition of the Board. The Board has demonstrated the effectiveness of its approach as over the past three years 7 new directors have been appointed or are otherwise proposed for election at the Meeting.

The Company does not have a retirement age policy for its directors.

Diversity on the Board

The Company believes that increasing the diversity of the Board will enrich its decision-making by bringing a variety of perspectives to discussions. Although the Company has not adopted a written policy relating to the identification and nomination of women directors, it is actively considering future Board members with a view to diversity and has determined that its existing procedures are sufficient to accomplish its diversity objectives, as evidenced by its current composition. The director candidates for the Meeting include three women directors, representing 27% of the total number of directors proposed to be elected at the Meeting and 30% of the independent directors proposed for the Board.

In identifying suitable candidates for nomination to the Board, the Governance Committee will consider candidates on merit using objective criteria and with due regard for the benefits of diversity on the Board. In an effort to promote the specific objective of increasing the representation of women on the Board, the Board has resolved, on a quarterly standing basis, to provide updates on progress towards increasing diversity within the Company, including the Board.

The Company set a target for women directors on the Board at 50% of non-executive directors by the end of 2020. The Company intends to continue to pursue this goal by endeavoring to replace current male directors, as they retire, with female nominees.

Diversity in Executive Officer Appointments

WildBrain is committed to diversity and inclusion at all levels of the organization. The Company currently has five female executives, which represents 42% of its senior executives, along with over 50 women at the senior management and management levels, which represents approximately 52% of its management-level employees. Specific targets or quotas have not been set at the executive officer level due to the small size of this group. The Company is focused on ensuring all executive recruitment is approached with diversity as a key consideration. This pertains additionally to development, progression, succession and retention. The Company is committed to increasing the representation of women at the management and executive level within the Company. This includes a focus on women that are excelling in their management positions and providing development opportunities, mentorships and cross-functional exposure.

In order to support the Company’s commitment to diversity, it has established, with the approval of the HRCC, a diversity plan which outlines specific steps in order to ensure that the Company realizes on its commitment. The plan includes action inclusive of the ongoing review of the Company’s policies, processes and programs to ensure that no unintended biases exist and that such policies, processes and programs proactively take diversity into consideration as well as engaging in external activities that demonstrate its commitment. In addition to the diversity plan, the Company has also recently instituted a diversity policy for its employees to promote inclusion, equity and diversity in the workplace. The Company tracks diversity related data should employees choose to voluntarily disclose. This provides insight at a more detailed level to facilitate focused and targeted programs.

Compensation

Refer to “Statement of Executive Compensation” above for particulars regarding the Company’s director and officer compensation policies and practices.

Ethical Business Conduct

The Board is committed to ensuring that its members and the officers, employees and contractors of the Company conduct business ethically, legally and safely. The Board has adopted a Code of Business Conduct and Ethics (the “Code of Conduct”) for the Company which applies to all directors, officers, employees and contractors of the Company and sets the standards for conducting the business of the Company in accordance with high ethical and legal standards. The Code of Conduct is provided to each director, officer and employee of the Company prior to the commencement of their position with the Company. Each director, officer, and employee of the Company is required to acknowledge that they have reviewed and understand the Code of Conduct. The Code of Conduct is available under the Investors-Governance tabs of the Company’s website at www.wildbrain.com and also available by request via email at info@wildbrain.com.

At least annually, the Board, with the assistance of the Governance Committee, reviews reports provided by management concerning compliance with, or material deficiencies of, the Code of Conduct, if any. Additionally, the Governance Committee conducts an annual review of the Code of Conduct and makes recommendations to the Board for general improvement and/or compliance with applicable rules or regulations. The Company and the Board believe that the Company’s internal controls are effective in detecting and preventing non-compliance with the Code of Conduct and other misconduct. However, the Company also relies on reporting by Company personnel to further safeguard against misconduct.

To ensure that the directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest, the Company relies on the applicable provisions of the CBCA and the Company’s by-laws which require, among other things, disclosure of any such interest and abstention from voting in the case of directors on any such transaction or agreement except in limited instances prescribed by the CBCA. Additionally, as noted above, the Code of Conduct includes provisions applicable to directors and officers which prohibit engaging in activities that conflicts with the best interests of the Company. Procedures for monitoring compliance with the Code of Conduct are described above.

The Company has also implemented a Whistleblower Policy designed to document the procedures the Company’s procedures for raising concerns regarding accounting, internal accounting controls, auditing matters, violations of the Code of Conduct, or matters that could cause serious damage to the Company’s brand or reputation or result in a material liability for the Company. Any employee of the Company that reports any such activity in good faith will be protected from adverse action and retaliation and any employee who is found to have violated such policy may be disciplined in accordance with the Whistleblower Policy. The Whistleblower Policy is available under the Investors-Governance tabs of the Company’s website at www.wildbrain.com and also available by request via email at info@wildbrain.com.

The Code of Conduct and Whistleblower Policy set forth clear procedures for reporting, investigating, and, if applicable, remedying suspected or substantiated violations which are addressed by the Company in accordance with such policies. The Audit Committee regularly evaluates any reports, compliance concerns or other issues relating to or arising from the Whistleblower Policy. The Governance Committee and Audit Committee conduct an annual review of the Whistleblower Policy and makes recommendations to the Board for general improvement and/or compliance with applicable rules or regulations.

Disclosure and Insider Trading Policies

The Board has adopted a Disclosure Policy to ensure the full, fair, accurate, timely and understandable dissemination of information in accordance with applicable legal, regulatory and stock exchange requirements as well as an Insider Trading Policy, each of which further support a culture of ethical business conduct within the Company. The Disclosure Policy and Insider Trading Policy are available under the Investors-Governance tabs of the Company’s website at www.wildbrain.com and also available by request via email at info@wildbrain.com.

Shareholder Engagement

WildBrain recognizes the importance of strong and consistent engagement with its shareholders. WildBrain engages with its shareholders on an ongoing basis in a variety of ways tailored to its status as a content and brands company publicly traded in Canada and the United States. The Company communicates with shareholders and other stakeholders through various channels, including its corporate website, news releases and other continuous disclosure documents as well as through its quarterly earnings’ conference calls, participation in investor conferences, and periodic meetings with its institutional investors. Shareholders are invited to attend WildBrain’s annual meeting of shareholders where they have the ability to ask questions. WildBrain’s corporate website includes information about the Board, committee membership, charters and policies, and overall governance framework. The Company’s corporate secretary and investor relations departments are readily available to respond to shareholder inquiries.

INSURANCE COVERAGE AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company’s directors and officers are covered under a Directors & Officers Liability Insurance policy, which provides for an aggregate coverage amount of $100,000,000 per occurrence and $100,000,000 as an aggregate limit per policy year, inclusive of defence costs. Under such policy, the Company has reimbursement coverage to the extent that the Company or a subsidiary has indemnified a director or officer in excess of a retention amount of CAD$100,000 for claims in Canada and USD$500,000 for claims in the United States. The annual premium paid in respect of the Directors’ & Officers’ Liability Insurance policy for the Company’s fiscal 2019 was $819,292

In accordance with the provisions of the CBCA, the by-laws of the Company provide for indemnification of the directors and officers of the Company against expenses and other liability for any action or proceeding against them in the execution of their duties of office, subject to certain conditions and limitations, including that the individual shall have (a) acted honestly and in good faith with a view to the best interests of the Company or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Company’s request; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful. Additionally, the Company has entered into indemnification agreements with each of the directors and officers of the Company, pursuant to which, among other things, the Company has agreed to indemnify the director and officer to the fullest extent permitted by law against expenses and other liability that the director or officer may incur in respect of any claim or proceeding involving the director or officer or to which the director or officer is made party and which arises as a direct or indirect result of the director or officer being or having been a director or officer of the Company, provided the director or officer has acted in accordance with the Company’s by-laws as set out above.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

There is no indebtedness owing to the Company or its subsidiaries from any of the Company’s officers, directors, employees or former executive officers, directors and employees, including in respect of indebtedness to another entity where the indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or undertaking provided by WildBrain or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

On October 9, 2019, the Company announced that it would be issuing rights (the “Rights) to eligible holders of Voting Shares as of October 28, 2019 (the “Rights Offering). Every 3.757635354 Rights entitle the holder thereof to purchase one whole Voting Share at the price of $1.67 (the “Subscription Price”). Pursuant to the Rights Offering, Fine agreed, subject to certain terms and conditions to exercise all of its Rights received as a holder of Voting Shares under the Rights Offering and further, to purchase from the Company, at the Subscription Price. all of the shares not otherwise subscribed for and taken up under the Rights Offering (the “Standby Commitment). In consideration for Fine’s agreement to provide the Standby Commitment, the Company agreed to pay Fine a fee equal to $1.5 million. Jonathan Whitcher is an officer of Fine. Fine’s address and Mr. Whitcher’s business address, is 590 Madison Avenue, 27th Floor, New York, NY 10022.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Each person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year and each proposed nominee for election as a director of the Company, as a potential participant under the Omnibus Plan and the Stock Option Plan, has a material interest in the approval of the Omnibus Plan and the approval of the unallocated options under the Stock Option Plan. Each person who has been an executive officer of the Company at any time since the beginning of the Company’s last financial year, as a potential participant under the Employee Share Purchase Plan, has a material interest in the approval of the amendment to the Employee Share Purchase Plan.

EXEMPTION FROM TAKE-OVER BID AND EARLY WARNING REPORTING REQUIREMENTS

On September 14, 2015, WildBrain received an exemption to treat its Common Voting Shares and Variable Voting Shares as a single class for the purposes of applicable take-over bid and related early warning reporting requirements under Canadian securities laws. WildBrain’s dual class share capital structure was implemented solely to ensure compliance with the Canadian ownership rules under the Broadcasting Act which WildBrain became subject to upon acquiring WildBrain Television.

Pursuant to an application by WildBrain, the securities regulatory authorities in each of the provinces of Canada granted exemptive relief (the “Decision”) from (i) applicable take-over bid requirements, such that those requirements would only apply to an offer to acquire 20 per cent or more of the outstanding Variable Voting Shares and Common Voting Shares of WildBrain on a combined basis and (ii) applicable early warning reporting requirements, such that those requirements would only apply to an acquirer who acquires or holds beneficial ownership of, or control or direction over, 10 per cent or more of the outstanding Variable Voting Shares and Common Voting Shares of WildBrain on a combined basis (or 5 per cent in the case of acquisitions during a take-over bid). Without the exemptive relief, shareholders were subject to these requirements based on the number of Voting Shares outstanding solely of the class held by the shareholder a number that can vary without notice due to automatic conversions, and which is in some respects not indicative of the shareholder’s real ownership level. A copy of the Decision is available on SEDAR at www.sedar.com.

The Decision takes into account the fact that the Common Voting Shares and Variable Voting Shares have identical terms except for the foreign ownership voting limitations applicable to the Variable Voting Shares. The Decision also takes into account the automatic conversion feature of WildBrain’s dual class share structure, whereby, although an investor may acquire either class of Voting Shares, the class of shares ultimately held by an investor is a function of the investor’s Canadian or non-Canadian status. As a result, the number of Voting Shares outstanding in each class varies while the aggregate number of Voting Shares of both classes remains unchanged, giving shareholders little certainty as to the number of Voting Shares outstanding in each class at any given time. The Decision also acknowledges that there may be from time to time a significantly smaller public float and a significantly smaller trading volume of Variable Voting Shares (compared to the public float and trading volume of Common Voting Shares). Together, these considerations make it more difficult for investors, particularly non-Canadian investors to acquire Shares of WildBrain in the ordinary course without the apprehension of inadvertently triggering the takeover bid rules and early warning requirements (considering the application of such rules to the acquisition of shares of a class) and could potentially restrict the interest of non-Canadian investors in WildBrain’s Shares for reasons unrelated to their investment objectives.

ADDITIONAL INFORMATION

Unless otherwise stated, information contained herein is given as of the date hereof. A copy of this Circular has been sent to each director of the Company, to the applicable regulatory authorities, to each Shareholder entitled to notice of the Meeting, and to the auditors of the Company. Additional information regarding WildBrain may be found on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgar. Shareholders may contact WildBrain at 5657 Spring Garden Road, Suite 505, Halifax, Nova Scotia, B3J 3R4, or by telephone at (902) 423-0260 to obtain copies of WildBrain’s Annual Information Form, comparative consolidated financial statements, and management discussion & analysis for the most recently completed fiscal year. Financial information of the Company is provided in the Company’s comparative consolidated financial statements and management discussion & analysis for its most recently completed financial year.

APPROVAL OF THE DIRECTORS

The contents of this Circular and the sending thereof to the shareholders of the Company have been approved by the board of directors of the Company.

DATED as of the 5th day of November, 2019.

By order of the board of directors of DHX Media Ltd. (dba WildBrain)

(signed) “James Bishop”
Corporate Secretary

APPENDIX “A”

AMENDMENT RESOLUTION

RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	The Company be and is hereby authorized, subject to any necessary regulatory approvals, to amend the Company’s articles to change the name of the Company from “DHX Media Ltd.” to “WildBrain Ltd.”, or such other name that the directors of the Company in their sole direction determine;

2.	the Company’s articles be amended to allow the directors to appoint, without shareholder approval and in accordance with Section 106(8) of the Canada Business Corporations Act, one or more additional directors, who shall hold office for a term expiring not later than the close of the next annual meeting of the shareholders, provided that the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders;

3.	notwithstanding that this resolution has been duly passed by the shareholders of the Company, the directors of the Company be, and they hereby are, authorized and empowered to revoke this resolution, in whole or in part, at any time prior to the amendment of the Company’s articles, and to determine not to proceed with changing the name of the Company; and

4.	any director or officer of the Company be, and such director or officer of the Company hereby is authorized and empowered, acting for, in the name of and on behalf of the Company to execute or cause to be executed, under seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments, including, without limitation, articles of amendment, and to do or to cause to be done all such other acts and things, as in the opinion of such director or officer of the Company may be necessary or desirable in order to fulfill the intent of the foregoing.

APPENDIX “B”

OMNIBUS PLAN RESOLUTION

RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	the omnibus equity incentive plan adopted by the board of directors on November 5, 2019 (the “Omnibus Plan”), in the form attached as Appendix “C” to the management information circular of the Company dated November 5, 2019, providing for the issuance of up to 8.5% of the issued and outstanding Voting Shares of the Company from time to time be and is hereby approved;

2.	all unallocated awards under the Omnibus Plan be and are hereby approved;

3.	the Company has the ability to grant awards under the Omnibus Plan until December 17, 2022, which is the date that is three (3) years from the date of the shareholder meeting at which shareholder approval is

4.	any director or officer of the Company be, and such director or officer of the Company hereby is authorized and empowered, acting for, in the name of and on behalf of the Company to execute or cause to be executed, under seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments, including, without limitation, articles of amendment, and to do or to cause to be done all such other acts and things, as in the opinion of such director or officer of the Company may be necessary or desirable in order to fulfill the intent of the foregoing.

APPENDIX “C”

OMNIBUS PLAN

(see attached)

WILDBRAIN LTD.

OMNIBUS EQUITY INCENTIVE PLAN
December 17, 2019

(i)

9.5	Other Adjustments	17
9.6	Immediate Acceleration of Awards	17
9.7	Issue by Corporation of Additional Shares	17
9.8	Fractions	18

ARTICLE 10 U.S. TAXPAYERS		18
10.1	Provisions for U.S. Taxpayers	18
10.2	ISOs	18
10.3	ISO Grants to 10% Shareholders	18
10.4	$100,000 Per Year Limitation for ISOs	18
10.5	Disqualifying Dispositions	18
10.6	Section 409A of the Code	19
10.7	Application of Article 11 to U.S. Taxpayers	19

ARTICLE 11 AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN		19
11.1	Amendment, Suspension, or Termination of the Plan	19
11.2	Shareholder Approval	20
11.3	Permitted Amendments	20

ARTICLE 12 MISCELLANEOUS		21
12.1	Legal Requirement	21
12.2	No Other Benefit	21
12.3	Rights of Participant	21
12.4	Corporate Action	21
12.5	Conflict	21
12.6	Anti-Hedging Policy	21
12.7	Participant Information	21
12.8	Participation in the Plan	21
12.9	International Participants	22
12.10	Successors and Assigns	22
12.11	General Restrictions or Assignment	22
12.12	Severability	22
12.13	Notices	22
12.14	Effective Date	22
12.15	Governing Law	22
12.16	Submission to Jurisdiction	22

(ii)

WildBrain Ltd.

Omnibus Equity Incentive Plan

ARTICLE 1
PURPOSE

1.1	Purpose

The purpose of this Plan is to provide the Corporation with a share-related mechanism to attract, retain and motivate qualified Directors, Employees and Consultants of the Corporation and its subsidiaries, to reward such of those Directors, Employees and Consultants as may be granted Awards under this Plan by the Board from time to time for their contributions toward the long term goals and success of the Corporation and to enable and encourage such Directors, Employees and Consultants to acquire Shares as long term investments and proprietary interests in the Corporation.

ARTICLE 2
INTERPRETATION

2.1	Definitions

When used herein, unless the context otherwise requires, the following terms have the indicated meanings, respectively: “Affiliate” means any entity that is an “affiliate” for the purposes of National Instrument 45-106 – Prospectus Exemptions of the Canadian Securities Administrators, as amended from time to time; “Award” means any Option, Restricted Share Unit or Performance Share Unit granted under this Plan which may be denominated or settled in Shares, cash or in such other form as provided herein; “Award Agreement” means a signed, written agreement between a Participant and the Corporation, in the form or any one of the forms approved by the Plan Administrator, evidencing the terms and conditions on which an Award has been granted under this Plan and which can include an employment agreement between the Participant and the Corporation (provided that such employment agreement, or the portion thereof that relates to an Award, has been approved by the Plan Administrator) and need not be identical to any other such agreements; “Board” means the board of directors of the Corporation; “Business Day” means a day, other than a Saturday or Sunday, on which the principal commercial banks in the City of Toronto are open for commercial business during normal banking hours; “Canadian” has the meaning set forth in the Broadcasting Act (Canada) or as specified in any regulation or direction made thereunder, as the same may be amended, supplemented or replaced from time to time, including the Direction to the CRTC (Ineligibility of Non-Canadians) (SOR/97-192) made under the Broadcasting Act, a copy of which is attached to this Plan as Exhibit A; “Canadian Taxpayer” means a Participant that is resident of Canada for purposes of the Tax Act; “Cashless Exercise” has the meaning set forth in Subsection 4.5(b); “Cause” means, with respect to a particular Participant:

(a)	“cause”(or any similar term) as such term is defined in the employment or other written agreement between the Corporation or a subsidiary of the Corporation and the Participant;

(b)	in the event there is no written or other applicable employment or other agreement between the Corporation or a subsidiary of the Corporation or “cause” (or any similar term) is not defined in such agreement, “cause” as such term is defined in the Award Agreement; or

(c)	in the event neither (a) nor (b) apply, then “cause” as such term is defined by applicable law or, if not so defined, such term shall refer to circumstances where (i) an employer may terminate an individual’s employment without notice or pay in lieu thereof or other damages, or (ii) the Corporation or any subsidiary thereof may terminate the Participant’s contract without notice or without pay in lieu thereof or other termination fee or damages;

“Change in Control” means the occurrence of any one or more of the following events:

(a)	any transaction at any time and by whatever means pursuant to which any Person or any group of Persons acting jointly or in concert (other than the Corporation or any subsidiary) hereafter acquires the direct or indirect “beneficial ownership” (as defined in the Securities Act (Ontario)) of, or acquires the right to exercise Control or direction over, securities of the Corporation representing more than 50% of the voting power attached to the then issued and outstanding voting securities of the Corporation, including, without limitation, as a result of a take-over bid, an exchange of securities, an amalgamation of the Corporation with any other entity, an arrangement, a capital reorganization or any other business combination or reorganization;

(b)	the sale, assignment or other transfer of all or substantially all of the consolidated assets of the Corporation to a Person other than a subsidiary of the Corporation;

(c)	the dissolution or liquidation of the Corporation;

(d)	the occurrence of a transaction requiring approval of the Corporation’s shareholders whereby the Corporation is acquired through consolidation, merger, exchange of securities, purchase of assets, amalgamation, statutory arrangement or otherwise by any other Person (other than a short form amalgamation or exchange of securities with a subsidiary of the Corporation; or

(e)	individuals who comprise the Board as of the date hereof (the “Incumbent Board”) for any reason cease to constitute at least a majority of the members of the Board, unless the election, or nomination for election by the Corporation’s shareholders, of any new director was approved by a vote of at least a majority of the Incumbent Board, and in that case such new director shall be considered as a member of the Incumbent Board;

provided that, notwithstanding clause (a), (b), (c) and (d) above, a Change in Control shall be deemed not to have occurred if immediately following the transaction set forth in clause (a), (b), (c) or (d) above: (A) the holders of securities of the Corporation that immediately prior to the consummation of such transaction represented more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors of the Corporation hold (x) securities of the entity resulting from such transaction (including, for greater certainty, the Person succeeding to assets of the Corporation in a transaction contemplated in clause (b) above) (the “Surviving Entity”) that represent more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors or trustees (“voting power”) of the Surviving Entity, or (y) if applicable, securities of the entity that directly or indirectly has beneficial ownership of 100% of the securities eligible to elect directors or trustees of the Surviving Entity (the “Parent Entity”) that represent more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors or trustees of the Parent Entity, and (B) no Person or group of two or more Persons, acting jointly or in concert, is the beneficial owner, directly or indirectly, of more than 50% of the voting power of the Parent Entity (or, if there is no Parent Entity, the Surviving Entity) (any such transaction which satisfies all of the criteria specified in clauses (A) and (B) above being referred to as a “Non-Qualifying Transaction” and, following the Non-Qualifying Transaction, references in this definition of “Change in Control” to the “Corporation” shall mean and refer to the Parent Entity (or, if there is no Parent Entity, the Surviving Entity) and, if such entity is a company or a trust, references to the “Board” shall mean and refer to the board of directors or trustees, as applicable, of such entity).

Notwithstanding the foregoing, for purposes of any Award that constitutes “nonqualified deferred compensation” (within the meaning of Section 409A of the Code), the payment of which is triggered by or would be accelerated upon a Change in Control, a transaction will not be deemed a Change in Control for Awards granted to any Participant who is a U.S. Taxpayer unless the transaction qualifies as “a change in control event” within the meaning of Section 409A of the Code.

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“Code” means the United States Internal Revenue Code of 1986, as amended from time to time. Any reference to a section of the Code shall be deemed to include a reference to any regulations promulgated thereunder;

“Committee” has the meaning set forth in Section 3.2;

“Common Voting Share” means a common voting share in the capital of the Corporation;

“Consultant” means any individual or entity engaged by the Corporation or any subsidiary of the Corporation to render consulting or advisory services (including as a director or officer of any subsidiary of the Corporation), other than as an Employee or Director, and whether or not compensated for such services;

“Control” means the relationship whereby a Person is considered to be “controlled” by a Person if:

(a)	when applied to the relationship between a Person and a corporation, the beneficial ownership by that Person, directly or indirectly, of voting securities or other interests in such corporation entitling the holder to exercise control and direction in fact over the activities of such corporation;

(b)	when applied to the relationship between a Person and a partnership, limited partnership, trust or joint venture, means the contractual right to direct the affairs of the partnership, limited partnership, trust or joint venture; and

(c)	when applied in relation to a trust, the beneficial ownership at the relevant time of more than 50% of the property settled under the trust, and the words “Controlled by”, “Controlling” and similar words have corresponding meanings; provided that a Person who controls a corporation, partnership, limited partnership or joint venture will be deemed to Control a corporation, partnership, limited partnership, trust or joint venture which is Controlled by such Person and so on;

“Corporation” means WildBrain Ltd.;

“Date of Grant” means, for any Award, the date specified by the Plan Administrator at the time it grants the Award or if no such date is specified, the date upon which the Award was granted;

“Director” means a director of the Corporation who is not an Employee;

“Disabled” or “Disability” means, with respect to a particular Participant:

(a)	“disabled” or “disability” (or any similar terms) as such terms are defined in the employment or other written agreement between the Corporation or a subsidiary of the Corporation and the Participant;

(b)	in the event there is no written or other applicable employment or other agreement between the Corporation or a subsidiary of the Corporation, or “disabled” or “disability” (or any similar terms) are not defined in such agreement, “disabled” or “disability” as such term are defined in the Award Agreement; or

(c)	in the event neither (a) or (b) apply, then the incapacity or inability of the Participant, by reason of mental or physical incapacity, disability, illness or disease (as determined by a legally qualified medical practitioner or by a court) that prevents the Participant from carrying out his or her normal and essential duties as an Employee, Director or Consultant for a continuous period of six months or for any cumulative period of 180 days in any consecutive twelve month period, the foregoing subject to and as determined in accordance with procedures established by the Plan Administrator for purposes of this Plan;

“Effective Date” means the effective date of this Plan, being December 17, 2019;

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“Employee” means an individual who:

(a)	is considered an employee of the Corporation or a subsidiary of the Corporation for purposes of source deductions under applicable tax or social welfare legislation; or

(b)	works full-time or part-time on a regular weekly basis for the Corporation or a subsidiary of the Corporation providing services normally provided by an employee and who is subject to the same control and direction by the Corporation or a subsidiary of the Corporation over the details and methods of work as an employee of the Corporation or such subsidiary.

“Exchange” means the TSX and any other exchange on which the Shares are or may be listed from time to time;

“Exercise Notice” means a notice in writing, signed by a Participant and stating the Participant’s intention to exercise a particular Option;

“Exercise Price” means the price at which an Option Share may be purchased pursuant to the exercise of an Option;

“Expiry Date” means the expiry date specified in the Award Agreement (which shall not be later than the tenth anniversary of the Date of Grant) or, if not so specified, means the tenth anniversary of the Date of Grant;

“Good Reason” means, with respect to a particular Participant:

(a)	“good reason” (or any similar term) as such term is defined in the employment or other written agreement between the Corporation or a subsidiary of the Corporation and the Participant;

(b)	in the event there is no written or other applicable employment or other agreement between the Corporation or a subsidiary of the Corporation or “good reason” (or any similar term) is not defined in such agreement, “good reason” as such term is defined in the Award Agreement; or

(c)	in the event neither (a) nor (b) apply, then “Good Reason” shall mean (i) any material diminution in the Participant’s title, duties, authority or responsibility, (ii) any material reduction in the Participant’s base salary or, if applicable, target bonus opportunity, (iii) any relocation of the Participant’s primary place of employment to a location which is more than 100 kilometres from his or her then current primary place of employment, (iv) any material breach by the Corporation or a subsidiary of the Corporation of any employment agreement or other material agreement between the Corporation or a subsidiary of the Corporation provided that (A) the Participant has given the Corporation written notice describing the particular circumstances giving rise to Good Reason within 30 days after first learning of such circumstances, (B) the Corporation or a subsidiary of the Corporation, as applicable, has not cured the Good Reason circumstances described in such notice within 30 days of receiving the notice and (C) the Participant ceases employment within 30 days after the end of the cure period;

“In the Money Amount” has the meaning given to it in Subsection 4.5(b);

“Insider” means an “insider” as defined in the rules of the Exchange from time to time;

“Market Price” at any date in respect of the Shares shall be the volume weighted average closing price of Shares on the TSX, for the five (5) trading days immediately preceding the Date of Grant (or, if such Shares are not then listed and posted for trading on the TSX, on such stock exchange on which the Shares are listed and posted for trading as may be selected for such purpose by the Board); provided that, for so long as the Shares are listed and posted for trading on the TSX, the Market Price shall not be less than the market price, as calculated under the policies of the TSX. In the event that such Shares are not listed and posted for trading on any Exchange, the Market Price shall be the fair market value of such Shares as determined by the Board in its sole discretion and, with respect to an Award made to a U.S. Taxpayer, in accordance with Section 409A of the Code.

“Option” means a right to purchase Shares under Article 4 of this Plan that is non-assignable and non-transferable, unless otherwise approved by the Plan Administrator;

“Option Shares” means Shares issuable by the Corporation upon the exercise of outstanding Options;

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“Participant” means a Director, Employee or Consultant to whom an Award has been granted under this Plan;

“Participant’s Employer” means with respect to a Participant that is or was an Employee, the Corporation or such subsidiary of the Corporation as is or, if the Participant has ceased to be employed by the Corporation or such subsidiary of the Corporation, was the Participant’s Employer;

“Performance Goals” means performance goals expressed in terms of attaining a specified level of the particular criteria or the attainment of a percentage increase or decrease in the particular criteria, and may be applied to one or more of the Corporation, a subsidiary of the Corporation, a division of the Corporation or a subsidiary of the Corporation, or an individual, or may be applied to the performance of the Corporation or a subsidiary of the Corporation relative to a market index, a group of other companies or a combination thereof, or on any other basis, all as determined by the Plan Administrator in its discretion;

“Performance Share Unit” or “PSU” means a unit equivalent in value to a Share, credited by means of a bookkeeping entry in the books of the Corporation in accordance with Article 6;

“Person” means an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, and a natural person in his or her capacity as trustee, executor, administrator or other legal representative;

“Plan” means this Omnibus Equity Incentive Plan, as may be amended from time to time;

“Plan Administrator” means the Board, or if the administration of this Plan has been delegated by the Board to the Committee pursuant to Section 3.2, the Committee;

“PSU Service Year” has the meaning given to it in Section 6.1;

“Restricted Share Unit” or “RSU” means a unit equivalent in value to a Share, credited by means of a bookkeeping entry in the books of the Corporation in accordance with Article 5;

“RSU Service Year” has the meaning given to it in Section 5.1.

“Section 409A of the Code” or “Section 409A” means Section 409A of the Code and all regulations, guidance, compliance programs, and other interpretive authority issued thereunder;

“Securities Laws” means securities legislation, securities regulation and securities rules, as amended, and the policies, notices, instruments and blanket orders in force from time to time that govern or are applicable to the Corporation or to which it is subject;

“Security Based Compensation Arrangement” means a stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares to Directors, officers, Employees and/or service providers of the Corporation or any subsidiary of the Corporation, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise;

“Share” means one Common Voting Share or Variable Voting Share as constituted on the Effective Date (and “Shares” means the Common Voting Shares and the Variable Voting Shares) or any share or shares issued in replacement of such share or shares in compliance with Canadian law or other applicable law, and/or one share of any additional class of common shares in the capital of the Corporation as may exist from time to time, or after an adjustment contemplated by Article 9, such other shares or securities to which the holder of an Award may be entitled as a result of such adjustment;

“subsidiary” means an issuer that is Controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary, or any other entity in which the Corporation has an equity interest and is designated by the Plan Administrator, from time to time, for purposes of this Plan to be a subsidiary;

“Tax Act” has the meaning set forth in Section 4.5(c);

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“Termination Date” means, subject to applicable law which cannot be waived:

(a)	in the case of an Employee whose employment with the Corporation or a subsidiary of the Corporation terminates, (i) the date designated by the Employee and the Corporation or a subsidiary of the Corporation as the “Termination Date” (or similar term) in a written employment or other agreement between the Employee and Corporation or a subsidiary of the Corporation, or (ii) if no such written employment or other agreement exists, the date designated by the Corporation or a subsidiary of the Corporation, as the case may be, on which the Employee ceases to be an employee of the Corporation or the subsidiary of the Corporation, as the case may be, provided that, in the case of termination of employment by voluntary resignation by the Participant, such date shall not be earlier than the date notice of resignation was given; and in any event, the “Termination Date” shall be determined without including any period of reasonable notice that the Corporation or the subsidiary of the Corporation (as the case may be) may be required by law to provide to the Participant or any pay in lieu of notice of termination, severance pay or other damages paid or payable to the Participant;

(b)	in the case of a Consultant whose agreement or arrangement with the Corporation or a subsidiary of the Corporation terminates, (i) the date designated by the Corporation or the subsidiary of the Corporation, as the “Termination Date” (or similar term) or expiry date in a written agreement between the Consultant and Corporation or a subsidiary of the Corporation, or (ii) if no such written agreement exists, the date designated by the Corporation or a subsidiary of the Corporation, as the case may be, on which the Consultant ceases to be a Consultant or a service provider to the Corporation or the subsidiary of the Corporation, as the case may be, or on which the Participant’s agreement or arrangement is terminated, provided that in the case of voluntary termination by the Participant of the Participant’s consulting agreement or other written arrangement, such date shall not be earlier than the date notice of voluntary termination was given; in any event, the “Termination Date” shall be determined without including any period of notice that the Corporation or the subsidiary of the Corporation (as the case may be) may be required by law to provide to the Participant or any pay in lieu of notice of termination, termination fees or other damages paid or payable to the Participant;

(c)	in the case of a Director, the date such individual ceases to be a Director, unless the individual continues to be a Participant in another capacity; and

(d)	in the case of any Award that constitutes “nonqualified deferred compensation” (within the meaning of Section 409A of the Code held by a U.S. Taxpayer, a Participant’s “Termination Date” will be the date the Participant experiences a “separation from service” with the Corporation or a subsidiary of the Corporation within the meaning of Section 409A of the Code.

“TSX” means the Toronto Stock Exchange;

“U.S.” or “United States” means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder;

“U.S. Taxpayer” shall mean a Participant who, with respect to an Award, is subject to taxation under the applicable U.S. tax laws; and

“Variable Voting Share” means a variable voting share in the capital of the Corporation.

2.2	Interpretation

(a)	Whenever the Plan Administrator exercises discretion in the administration of this Plan, the term “discretion” means the sole and absolute discretion of the Plan Administrator.

(b)	As used herein, the terms “Article”, “Section”, “Subsection” and “clause” mean and refer to the specified Article, Section, Subsection and clause of this Plan, respectively.

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(c)	Words importing the singular include the plural and vice versa and words importing any gender include any other gender.

(d)	Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period begins, including the day on which the period ends, and abridging the period to the immediately preceding Business Day in the event that the last day of the period is not a Business Day. In the event an action is required to be taken or a payment is required to be made on a day which is not a Business Day such action shall be taken or such payment shall be made by the immediately preceding Business Day.

(e)	Unless otherwise specified, all references to money amounts are to Canadian currency.

(f)	The words “including”, “includes” and “include” mean “including (or includes or include) without limitation”.

(g)	The headings used herein are for convenience only and are not to affect the interpretation of this Plan.

ARTICLE 3
ADMINISTRATION

3.1	Administration

This Plan will be administered by the Plan Administrator and the Plan Administrator has sole and complete authority, in its discretion, to:

(a)	determine the individuals to whom grants under the Plan may be made;

(b)	make grants of Awards under the Plan relating to the issuance of Shares (including any combination of Options, RSUs or PSUs) in such amounts, to such Persons and, subject to the provisions of this Plan, on such terms and conditions as it determines including without limitation:

(i)	the time or times at which Awards may be granted;

(ii)	the conditions under which:

(A)	Awards may be granted to Participants; or

(B)	Awards may be forfeited to the Corporation,

including any conditions relating to the attainment of specified Performance Goals;

(iii)	the number of Shares to be covered by any Award;

(iv)	the price, if any, to be paid by a Participant in connection with the purchase of Shares covered by any Awards;

(v)	whether restrictions or limitations are to be imposed on the Shares issuable pursuant to grants of any Award, and the nature of such restrictions or limitations, if any; and

(vi)	any acceleration of exercisability or vesting, or waiver of termination regarding any Award, based on such factors as the Plan Administrator may determine;

(c)	establish the form or forms of Award Agreements;

(d)	cancel, amend, adjust or otherwise change any Award under such circumstances as the Plan Administrator may consider appropriate in accordance with the provisions of this Plan;

(e)	construe and interpret this Plan and all Award Agreements;

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(f)	adopt, amend, prescribe and rescind administrative guidelines and other rules and regulations relating to this Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws or for qualifying for favorable tax treatment under applicable foreign laws; and

(g)	make all other determinations and take all other actions necessary or advisable for the implementation and administration of this Plan.

3.2	Delegation to Committee

(a)	The initial Plan Administrator shall be the Board.

(b)	To the extent permitted by applicable law, the Board may, from time to time, delegate to a committee of the Board (the “Committee”) all or any of the powers conferred on the Plan Administrator pursuant to this Plan, including the power to sub-delegate to any member(s) of the Committee or any specified officer(s) of the Corporation or its subsidiaries all or any of the powers delegated by the Board. In such event, the Committee or any sub-delegate will exercise the powers delegated to it in the manner and on the terms authorized by the delegating party. Any decision made or action taken by the Committee or any sub-delegate arising out of or in connection with the administration or interpretation of this Plan in this context is final and conclusive and binding on the Corporation and all subsidiaries of the Corporation, all Participants and all other Persons.

3.3	Determinations Binding

Any decision made or action taken by the Board, the Committee or any sub-delegate to whom authority has been delegated pursuant to Section 3.2 arising out of or in connection with the administration or interpretation of this Plan is final, conclusive and binding on the Corporation, the affected Participant(s), their legal and personal representatives and all other Persons.

3.4	Eligibility

All Directors, Employees and Consultants are eligible to participate in the Plan, subject to Section 8.1(e). Participation in the Plan is voluntary and eligibility to participate does not confer upon any Director, Employee or Consultant any right to receive any grant of an Award pursuant to the Plan. The extent to which any Director, Employee or Consultant is entitled to receive a grant of an Award pursuant to the Plan will be determined in the sole and absolute discretion of the Plan Administrator.

3.5	Plan Administrator Requirements

Any Award granted under this Plan shall be subject to the requirement that, if at any time the Corporation shall determine that the listing, registration or qualification of the Shares issuable pursuant to such Award upon any securities exchange or under any Securities Laws of any jurisdiction, or the consent or approval of the Exchange and any securities commissions or similar securities regulatory bodies having jurisdiction over the Corporation is necessary as a condition of, or in connection with, the grant or exercise of such Award or the issuance or purchase of Shares thereunder, such Award may not be accepted or exercised, as applicable, in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Plan Administrator. Nothing herein shall be deemed to require the Corporation to apply for or to obtain such listing, registration, qualification, consent or approval. Participants shall, to the extent applicable, cooperate with the Corporation in complying with such legislation, rules, regulations and policies.

3.6	Total Shares Subject to Awards

(a)	Subject to adjustment as provided for in Article 9 and any subsequent amendment to this Plan, the aggregate number of Shares reserved for issuance pursuant to Awards granted under this Plan and awards under all other Security Based Compensation Arrangements shall not exceed 8.5% of the Corporation’s total issued and outstanding Shares from time to time. This Plan is considered an “evergreen” plan, since the shares covered by Awards which have been exercised or terminated shall be available for subsequent grants under the Plan and the number of Awards available to grant increases as the number of issued and outstanding Shares increases.

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(b)	To the extent any Awards (or portion(s) thereof) under this Plan terminate or are cancelled for any reason prior to exercise in full, or are surrendered to the Corporation by the Participant, except surrenders relating to the payment of the purchase price of any such Award or the satisfaction of the tax withholding obligations related to any such Award, any Shares subject to such Awards (or portion(s) thereof) shall be added back to the number of Shares reserved for issuance under this Plan and will again become available for issuance pursuant to the exercise of Awards granted under this Plan.

(c)	Any Shares issued by the Corporation through the assumption or substitution of outstanding stock options or other equity-based awards from an acquired company shall not reduce the number of Shares available for issuance pursuant to the exercise of Awards granted under this Plan.

3.7	Limits on Grants of Awards

Notwithstanding anything in this Plan:

(a)	the aggregate number of Shares:

(i)	issuable to Insiders at any time under all of the Corporation’s Security Based Compensation Arrangements shall not exceed 10% of the Corporation’s issued and outstanding Shares; and

(ii)	issued to Insiders within any one year period, under all of the Corporation’s Security Based Compensation Arrangements, shall not exceed ten percent (10%) of the Corporation’s issued and outstanding Shares.

(b)	the Plan Administrator shall not make grants of Awards to a Director if, after giving effect to such grants of Awards, within any one financial year of the Corporation (i) the aggregate fair market value on the Date of Grant of all Options granted to such Director would exceed $100,000 or (ii) the aggregate fair market value on the Date of Grant of all Awards (including, for greater certainty, the fair market value of the Options) granted to such Director under all of the Corporation’s Security Based Compensation Arrangements would exceed $150,000; provided that such limits shall not apply to (A) Awards taken in lieu of any cash retainer or meeting director fees or (B) a one-time initial grant to a Director upon such Director joining the Board.

(c)	Shares issued to a Participant upon the exercise or vesting of any Award shall be Common Voting Shares if the Participant is a Canadian on the date of exercise or vesting and shall be Variable Voting Shares if the Participant is not a Canadian on the date of exercise or vesting.

3.8	Award Agreements

Each Award under this Plan will be evidenced by an Award Agreement. Each Award Agreement will be subject to the applicable provisions of this Plan and will contain such provisions as are required by this Plan and any other provisions that the Plan Administrator may direct. Any one officer of the Corporation is authorized and empowered to execute and deliver, for and on behalf of the Corporation, an Award Agreement to each Participant granted an Award pursuant to this Plan.

3.9	Non-transferability of Awards

Except as permitted by the Plan Administrator and to the extent that certain rights may pass to a beneficiary or legal representative upon death of a Participant, by will or as required by law, no assignment or transfer of Awards, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Awards whatsoever in any assignee or transferee and immediately upon any assignment or transfer, or any attempt to make the same, such Awards will terminate and be of no further force or effect. To the extent that certain rights to exercise any portion of an outstanding Award pass to a beneficiary or legal representative upon death of a Participant, the period in which such Award can be exercised by such beneficiary or legal representative shall not exceed the earlier of the Award’s expiry date or one year from the Participant’s death.

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ARTICLE 4
OPTIONS

4.1	Granting of Options

The Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant Options to any Participant. The terms and conditions of each Option grant shall be evidenced by an Award Agreement.

4.2	Exercise Price

The Plan Administrator will establish the Exercise Price at the time each Option is granted, which Exercise Price must in all cases be not less than the Market Price on the Date of Grant.

4.3	Term of Options

Subject to any accelerated vesting or termination as set forth in this Plan, each Option expires on its Expiry Date.

4.4	Vesting and Exercisability

(a)	The Plan Administrator shall have the authority to determine the vesting terms applicable to grants of Options.

(b)	Once an Option becomes vested, it shall remain vested and shall be exercisable until expiration or termination of the Option, unless otherwise specified by the Plan Administrator, or as may be otherwise set forth in any written employment agreement, Award Agreement or other written agreement between the Corporation or a subsidiary of the Corporation and the Participant. Each vested Option may be exercised at any time or from time to time, in whole or in part, for up to the total number of Option Shares with respect to which it is then exercisable. The Plan Administrator has the right to accelerate the date upon which any Option becomes exercisable.

(c)	Subject to the provisions of this Plan and any Award Agreement, Options shall be exercised by means of a fully completed Exercise Notice delivered to the Corporation.

(d)	The Plan Administrator may provide at the time of granting an Option that the exercise of that Option is subject to restrictions, in addition to those specified in this Section 4.4, such as vesting conditions relating to the attainment of specified Performance Goals.

(e)	No Option holder who is resident in the United States may exercise Options unless the Option Shares are registered under the U.S. Securities Act or are issued in compliance with an available exemption from the registration requirements of the U.S. Securities Act.

4.5	Payment of Exercise Price

(a)	Unless otherwise specified by the Plan Administrator at the time of granting an Option and set forth in the particular Award Agreement, the Exercise Notice must be accompanied by payment of the Exercise Price. The Exercise Price must be fully paid by certified cheque, wire transfer, bank draft or money order payable to the Corporation or by such other means as might be specified from time to time by the Plan Administrator, which may include (i) through an arrangement with a broker approved by the Corporation (or through an arrangement directly with the Corporation) whereby payment of the Exercise Price is accomplished with the proceeds of the sale of Shares deliverable upon the exercise of the Option, (ii) through the cashless exercise process set out in Section 4.5(b), or (iii) such other consideration and method of payment for the issuance of Shares to the extent permitted by Securities Laws, or any combination of the foregoing methods of payment.

(b)	If provided for in the Award Agreement governing an Option, a Participant may, in lieu of exercising an Option pursuant to an Exercise Notice, elect to surrender such Option to the Corporation (a “Cashless Exercise”) in consideration for an amount from the Corporation equal to (i) the Market Price of the Shares issuable on the exercise of such Option (or portion thereof) as of the date such

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Option (or portion thereof) is exercised, less (ii) the aggregate Exercise Price of the Option (or portion thereof) surrendered relating to such Shares, (the “In-the-Money Amount”) by written notice to the Corporation indicating the number of Options such Participant wishes to exercise using the Cashless Exercise, and such other information that the Corporation may require. Subject to Section 7.3, the Corporation shall satisfy payment of the In-the-Money Amount by delivering to the Participant such number of Shares (rounded down to the nearest whole number) having a fair market value equal to the In-the-Money Amount. Any Options surrendered in connection with a Cashless Exercise will not be added back to the number of Shares reserved for issuance under this Plan. No Shares will be issued or transferred until full payment therefor has been received by the Corporation.

(c)	If a Participant surrenders Options through a Cashless Exercise pursuant to Section 4.5(b), to the extent that such Participant would be entitled to a deduction under paragraph 110(1)(d) of the Income Tax Act (Canada) (the “Tax Act”) in respect of such surrender if the election described in subsection 110(1.1) of the Tax Act were made and filed (and the other procedures described therein were undertaken) on a timely basis after such surrender, the Corporation will cause such election to be so made and filed (and such other procedures to be so undertaken).

ARTICLE 5
RESTRICTED SHARE UNITS

5.1	Granting of RSUs

(a)	The Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant RSUs to any Participant in respect of a bonus or similar payment in respect of services rendered by the applicable Participant in a taxation year (the “RSU Service Year”). The terms and conditions of each RSU grant may be evidenced by an Award Agreement. Each RSU will consist of a right to receive a Share, cash payment, or a combination thereof (as provided in Section 5.4(a)), upon the settlement of such RSU.

(b)	The number of RSUs (including fractional RSUs) granted at any particular time pursuant to this Article 5 will be calculated by dividing (i) the amount of any bonus or similar payment that is to be paid in RSUs, as determined by the Plan Administrator, by (ii) the greater of (A) the Market Price of a Share on the Date of Grant; and (B) such amount as determined by the Plan Administrator in its sole discretion.

5.2	RSU Account

All RSUs received by a Participant shall be credited to an account maintained for the Participant on the books of the Corporation, as of the Date of Grant.

5.3	Vesting of RSUs

The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of RSUs, provided that, to the extent applicable, the terms comply with Section 409A, with respect to a U.S. Taxpayer.

5.4	Settlement of RSUs

(a)	The Plan Administrator shall have the sole authority to determine the settlement terms applicable to the grant of RSUs, provided that with respect to a U.S. Taxpayer the terms comply with Section 409A to the extent it is applicable. Subject to Section 10.6(c) below and except as otherwise provided in an Award Agreement, on the settlement date for any RSU, the Participant shall redeem each vested RSU for:

(i)	one (1) fully paid and non-assessable Share issued from treasury to the Participant or as the Participant may direct,

(ii)	a cash payment, or

(iii)	a combination of Shares and cash as contemplated by paragraphs (i) and (ii) above,

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in each case as determined by the Plan Administrator in its discretion.

(b)	Any cash payments made under this Section 5.4 by the Corporation to a Participant in respect of RSUs to be redeemed for cash shall be calculated by multiplying the number of RSUs to be redeemed for cash by the Market Price per Share as at the settlement date.

(c)	Payment of cash to Participants on the redemption of vested RSUs may be made through the Corporation’s payroll in the pay period that the settlement date falls within.

(d)	Notwithstanding any other terms of this Plan but subject to Section 5.4(a) above and Section 10.6(c) below and except as otherwise provided in an Award Agreement, no settlement date for any RSU shall occur, and no Share shall be issued or cash payment shall be made in respect of any RSU, under this Section 5.4 any later than the final Business Day of the third calendar year following the applicable RSU Service Year.

(e)	No RSU holder who is resident in the United States may settle RSUs for Shares unless the Shares issuable upon settlement of the RSUs are registered under the U.S. Securities Act or are issued in compliance with an available exemption from the registration requirements of the U.S. Securities Act.

ARTICLE 6
PERFORMANCE SHARE UNITS

6.1	Granting of PSUs

The Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant PSUs to any Participant other than a Director in respect of a bonus or similar payment in respect of services rendered by the applicable Participant in a taxation year (the “PSU Service Year”). The terms and conditions of each PSU grant shall be evidenced by an Award Agreement, provided that with respect to a U.S. Taxpayer the terms comply with Section 409A to the extent it is applicable. Each PSU will consist of a right to receive a Share, cash payment, or a combination thereof (as provided in Section 6.6(a)), upon the achievement of such Performance Goals during such performance periods as the Plan Administrator shall establish.

6.2	Terms of PSUs

The Performance Goals to be achieved during any performance period, the length of any performance period, the amount of any PSUs granted, the termination of a Participant’s employment and the amount of any payment or transfer to be made pursuant to any PSU will be determined by the Plan Administrator and by the other terms and conditions of any PSU, all as set forth in the applicable Award Agreement.

6.3	Performance Goals

The Plan Administrator will issue Performance Goals prior to or on the Date of Grant to which such Performance Goals pertain. Performance Goals may be based upon, without limitation of aspect of the definition of “Performance Goals” set out in Section 2.1, the achievement of corporate, divisional or individual goals, and may be applied to performance relative to an index or comparator group, or on any other basis determined by the Plan Administrator. The Plan Administrator may modify the Performance Goals as necessary to align them with the Corporation’s corporate objectives, subject to any limitations set forth in an Award Agreement or an employment or other agreement with a Participant. The Performance Goals may include a threshold level of performance below which no payment will be made (or no vesting will occur), levels of performance at which specified payments will be made (or specified vesting will occur), and a maximum level of performance above which no additional payment will be made (or at which full vesting will occur), all as set forth in the applicable Award Agreement.

6.4	PSU Account

All PSUs received by a Participant shall be credited to an account maintained for the Participant on the books of the Corporation, as of the Date of Grant.

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6.5	Vesting of PSUs

The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of PSUs.

6.6	Settlement of PSUs

(a)	The Plan Administrator shall have the authority to determine the settlement terms applicable to the grant of PSUs provided that with respect to a U.S. Taxpayer the terms comply with Section 409A to the extent it is applicable. Subject to Section 10.6(c) below and except as otherwise provided in an Award Agreement, on the settlement date for any PSU, the Participant shall redeem each vested PSU for:

(i)	one fully paid and non-assessable Share issued from treasury to the Participant or as the Participant may direct,

(ii)	a cash payment, or

(iii)	a combination of Shares and cash as contemplated by paragraphs (i) and (ii) above,

in each case as determined by the Plan Administrator in its discretion.

(b)	Any cash payments made under this Section 6.6 by the Corporation to a Participant in respect of PSUs to be redeemed for cash shall be calculated by multiplying the number of PSUs to be redeemed for cash by the Market Price per Share as at the settlement date.

(c)	Payment of cash to Participants on the redemption of vested PSUs may be made through the Corporation’s payroll in the pay period that the settlement date falls within.

(d)	Notwithstanding any other terms of this Plan but subject to Section 10.6(c) below and except as otherwise provided in an Award Agreement, no settlement date for any PSU shall occur, and no Share shall be issued or cash payment shall be made in respect of any PSU, under this Section 6.6 any later than the final Business Day of the third calendar year following the applicable PSU Service Year.

(e)	No PSU holder who is resident in the United States may settle PSUs for Shares unless the Shares issuable upon settlement of the PSUs are registered under the U.S. Securities Act or are issued in compliance with an available exemption from the registration requirements of the U.S. Securities Act.

ARTICLE 7
ADDITIONAL AWARD TERMS

7.1	Dividend Equivalents

(a)	Unless otherwise determined by the Plan Administrator and set forth in the particular Award Agreement, an Award of RSUs and PSUs shall include the right for such RSUs and PSUs be credited with dividend equivalents in the form of additional RSUs and PSUs, respectively, as of each dividend payment date in respect of which normal cash dividends are paid on Shares. Such dividend equivalents shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Share by the number of RSUs and PSUs, as applicable, held by the Participant on the record date for the payment of such dividend, by (b) the Market Price at the close of the first business day immediately following the dividend record date, with fractions computed to three decimal places. Dividend equivalents credited to a Participant’s account shall vest in proportion to the RSUs and PSUs to which they relate, and shall be settled in accordance with Subsections 5.4 and 6.6.

(b)	The foregoing does not obligate the Corporation to declare or pay dividends on Shares and nothing in this Plan shall be interpreted as creating such an obligation.

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7.2	Black-out Period

If an Award expires during, or within five business days after, a routine or special trading black-out period imposed by the Corporation to restrict trades in the Corporation’s securities, then, notwithstanding any other provision of this Plan, unless the delayed expiration would result in tax consequences, the Award shall expire ten business days after the trading black-out period is lifted by the Corporation.

7.3	Withholding Taxes

Notwithstanding any other terms of this Plan, the granting, vesting or settlement of each Award under this Plan is subject to the condition that if at any time the Plan Administrator determines, in its discretion, that the satisfaction of withholding tax or other withholding liabilities is necessary or desirable in respect of such grant, vesting or settlement, such action is not effective unless such withholding has been effected to the satisfaction of the Plan Administrator. In such circumstances, the Plan Administrator may require that a Participant pay to the Corporation the minimum amount as the Corporation or a subsidiary of the Corporation is obliged to withhold or remit to the relevant taxing authority in respect of the granting, vesting or settlement of the Award. Any such additional payment is due no later than the date on which such amount with respect to the Award is required to be remitted to the relevant tax authority by the Corporation or a subsidiary of the Corporation, as the case may be. Alternatively, and subject to any requirements or limitations under applicable law, the Corporation or any Affiliate may (a) withhold such amount from any remuneration or other amount payable by the Corporation or any Affiliate to the Participant, (b) require the sale, on behalf of the applicable Participant, of a number of Shares issued upon exercise, vesting, or settlement of such Award and the remittance to the Corporation of the net proceeds from such sale sufficient to satisfy such amount, or (c) enter into any other suitable arrangements for the receipt of such amount.

7.4	Recoupment

Notwithstanding any other terms of this Plan:

(a)	In the event that there is a restatement of any financial statements of the Corporation due to a material error or material noncompliance with any applicable financial reporting requirement under applicable securities laws or other applicable laws, regulations or rules, and (i) a Participant who is a current or former executive officer or senior employee of the Company receives an Award under the Plan which was either granted, earned or vested based on the achievement of financial results in such restated financial statements, and (ii) the number or amount of Awards granted, earned or vested would have been lower had the restated financial statements been properly reported, then, upon the recommendation of the Plan Administrator, if applicable, the Board may, in its sole discretion and to the extent that it determines it is in the best interests of the Company to do so or that it is required under applicable securities laws, require the Participant to forfeit or repay (A) the number or amount of the Award (if the Award is still held), (B) the number or amount of cash or Shares issued upon the settlement or exercise of the Award, or (C) the sale proceeds of any Shares issued upon the settlement or exercise of the Award, in each case relating to the year(s) subject to the restatement or received upon settlement or exercise in or following the year(s) subject to the restatement that is in excess of the number or amount or proceeds the Participant would have received if the Award had been granted, earned or vested determined in accordance with the financial results as restated, calculated on a pre-tax basis. With respect to any U.S. Taxpayers, any recovery of Awards covered by Section 409A shall be implemented in a manner which complies with Section 409A; and

(b)	Awards may be subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any other clawback, recoupment or similar policy adopted by the Corporation or the relevant subsidiary of the Corporation, or as set out in the Participant’s employment agreement, Award Agreement or other written agreement, or as otherwise required by law or the rules of the Exchange.

The Plan Administrator may at any time waive the application of this Section 7.4 to any Participant or category of Participants.

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ARTICLE 8
TERMINATION OF EMPLOYMENT OR SERVICES

8.1	Termination of Employee, Consultant or Director

Subject to Section 8.2, unless otherwise determined by the Plan Administrator or as set forth in an employment agreement, Award Agreement or other written agreement:

(a)	where a Participant’s employment, consulting or other agreement or arrangement is terminated or the Participant ceases to hold office or his or her position, as applicable, by reason of voluntary resignation by the Participant, termination by the Corporation or a subsidiary of the Corporation (whether such termination occurs for, or without Cause or Good Reason, with or without any or adequate reasonable notice, or with or without any or adequate compensation in lieu of such reasonable notice) then, subject to applicable law that cannot be waived by the Participant:

(i)	each Award held by the Participant that has not vested as of the Termination Date is immediately forfeited and cancelled as of the Termination Date; and

(ii)	each Award held by a Participant that has vested may be exercised, settled or surrendered to the Corporation by the Participant at any time during the period that terminates on the earlier of: (A) the Expiry Date of such Award, and (B) the date that is 90 days after the Termination Date, provided that any Awards subject to Section 409A awarded to U.S. Taxpayers, may be exercised, settled or surrendered within the same calendar year as the Participant’s “separation from service” (or the first 2.5 months following such calendar year). Any Award that remains unexercised or has not been surrendered to the Corporation by the Participant shall be immediately forfeited upon the termination of such period;

(b)	where a Participant’s employment, consulting or other agreement or arrangement is terminated by reason of the death of the Participant, then each Award held by the Participant that has not vested as of the date of the death of such Participant shall vest on such date and may be exercised, settled or surrendered to the Corporation by the Participant at any time during the period that terminates on the earlier of: (i) the Expiry Date of such Award, and (ii) the first anniversary of the date of the death of such Participant. Any Award that remains unexercised or has not been surrendered to the Corporation by the Participant shall be immediately forfeited upon the termination of such period;

(c)	where a Participant becomes Disabled, then each Award held by the Participant that has not vested as of the date of the Disability of such Participant shall vest on such date and may be exercised or surrendered to the Corporation by a Participant at any time until the Expiry Date of such Award, provided that any Awards subject to Section 409A awarded to U.S. Taxpayers, may be exercised or surrendered within the same calendar year as the Participant’s “separation from service”. Any Award that remains unexercised or has not been surrendered to the Corporation by the Participant shall be immediately forfeited upon the termination of such period;

(d)	a Participant’s eligibility to receive further grants of Awards under this Plan ceases as of the earliest of the following:

(i)	the Termination Date;

(ii)	the date that the Corporation or a subsidiary of the Corporation, as the case may be, provides the Participant with written notification that the Participant’s employment, consulting or other agreement or arrangement is terminated, notwithstanding that such date may be prior to the Termination Date; or

(iii)	the date of the death, Disability or the date notice is given of the resignation of the Participant; and

(e)	notwithstanding Subsection 8.1(a), unless the Plan Administrator, in its discretion, otherwise determines, at any time and from time to time, Awards are not affected by a change of employment or consulting agreement or arrangement, or directorship within or among the Corporation or a

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subsidiary of the Corporation for so long as the Participant continues to be a Director, Employee or Consultant, as applicable, of the Corporation or a subsidiary of the Corporation.

8.2	Discretion to Permit Acceleration

Notwithstanding the provisions of Section 8.1, the Plan Administrator may, in its discretion, at any time prior to, or following the events contemplated in such Section, or in an employment agreement, Award Agreement or other written agreement between the Corporation or a subsidiary of the Corporation and the Participant, permit the acceleration of vesting of any or all Awards or waive termination of any or all Awards, all in the manner and on the terms as may be authorized by the Plan Administrator.

ARTICLE 9
EVENTS AFFECTING THE CORPORATION

9.1	General

The existence of any Awards does not affect in any way the right or power of the Corporation or its shareholders to make, authorize or determine any adjustment, recapitalization, reorganization or any other change in the Corporation’s capital structure or its business, or any amalgamation, combination, arrangement, merger or consolidation involving the Corporation, to create or issue any bonds, debentures, Shares or other securities of the Corporation or to determine the rights and conditions attaching thereto, to effect the dissolution or liquidation of the Corporation or any sale or transfer of all or any part of its assets or business, or to effect any other corporate act or proceeding, whether of a similar character or otherwise, whether or not any such action referred to in this Article 9 would have an adverse effect on this Plan or on any Award granted hereunder.

9.2	Change in Control

(a)	Except as may be set forth in an employment agreement, Award Agreement or other written agreement between the Corporation or a subsidiary of the Corporation and the Participant, and notwithstanding Section 8.1, if within six months following the completion of a transaction resulting in a Change in Control, a Participant’s employment, consultancy or directorship is terminated by the Corporation or a subsidiary of the Corporation without Cause or by the Participant for Good Reason:

(i)	any unvested Awards held by the Participant that have not been exercised, settled or surrendered as of the Termination Date shall immediately vest; and

(ii)	any vested Awards of Participants may be exercised, settled or surrendered to the Corporation by such Participant at any time during the period that terminates on the earlier of: (A) the Expiry Date of such Award; and (B) the date that is 90 days after the Termination Date, provided that any Awards subject to Section 409A awarded to U.S. Taxpayers, may be exercised, settled or surrendered within the same calendar year as the Participant’s “separation from service” (or the first 2.5 months following such calendar year), with any Award that has not been exercised, settled or surrendered at the end of such period being immediately forfeited and cancelled.

(b)	Notwithstanding Section 9.5, anything else in this Plan or any Award Agreement, and unless otherwise determined by the Plan Administrator, if, as a result of a Change in Control, the Shares will cease trading on an Exchange, then the Corporation may terminate all of the Awards, other than an Option held by a Participant that is a resident of Canada for the purposes of the Tax Act, granted under this Plan at the time of and subject to the completion of the Change in Control transaction by paying to each holder at or within a reasonable period of time following completion of such Change in Control transaction an amount for each Award equal to the fair market value of the Award held by such Participant as determined by the Plan Administrator, acting reasonably.

(c)	It is intended that any actions taken under this Section 9.2 will, to the extent applicable, comply with the requirements of Section 409A of the Code with respect to Awards granted to U.S. Taxpayers.

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9.3	Reorganization of Corporation’s Capital

Should the Corporation effect a subdivision or consolidation of Shares or any similar capital reorganization or a payment of a stock dividend (other than a stock dividend that is in lieu of a cash dividend), or should any other change be made in the capitalization of the Corporation that does not constitute a Change in Control and that would warrant the amendment or replacement of any existing Awards in order to adjust the number of Shares that may be acquired on the vesting of outstanding Awards and/or the terms of any Award in order to preserve proportionately the rights and obligations of the Participants holding such Awards, the Plan Administrator will, subject to the prior approval of the Exchange, authorize such steps to be taken as it may consider to be equitable and appropriate to that end.

9.4	Other Events Affecting the Corporation

In the event of an amalgamation, combination, arrangement, merger or other transaction or reorganization involving the Corporation and occurring by exchange of Shares, by sale or lease of assets or otherwise, that does not constitute a Change in Control and that warrants the amendment or replacement of any existing Awards in order to adjust the number of Shares that may be acquired on the vesting of outstanding Awards and/or the terms of any Award in order to preserve proportionately the rights and obligations of the Participants holding such Awards, the Plan Administrator will, subject to the prior approval of the Exchange, authorize such steps to be taken as it may consider to be equitable and appropriate to that end.

9.5	Other Adjustments

Notwithstanding anything else in this Plan (other than Subsection 9.2(b)) or any Award Agreement, but except as set forth in an employment agreement or other written agreement between the Corporation or a subsidiary of the Corporation (other than an Award Agreement), in connection with a Change in Control the Plan Administrator may, without the consent of any Participant, take such steps as it deems necessary or desirable, including to cause (i) the conversion or exchange of any outstanding Awards into or for, rights or other securities of substantially equivalent value, as determined by the Plan Administrator in its discretion, in any entity participating in or resulting from a Change in Control; (ii) outstanding Awards to vest and become exercisable, realizable, or payable, or restrictions applicable to an Award to lapse, in whole or in part prior to or upon consummation of such Change in Control, and, to the extent the Plan Administrator determines, terminate upon or immediately prior to the effectiveness of such Change in Control; (iii) the termination of an Award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise or settlement of such Award or realization of the Participant’s rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the Plan Administrator determines in good faith that no amount would have been attained upon the exercise or settlement of such Award or realization of the Participant’s rights, then such Award may be terminated by the Corporation without payment); (iv) the replacement of such Award with other rights or property selected by the Board of Directors in its sole discretion; or (v) any combination of the foregoing. In taking any of the actions permitted under this Section 9.5, the Plan Administrator will not be required to treat all Awards similarly in the transaction. Notwithstanding the foregoing, in the case of Options held by a Canadian Taxpayer, the Plan Administrator may not cause the Canadian Taxpayer to receive (pursuant to this Section 9.5) any property in connection with a Change in Control other than rights to acquire shares of a corporation or units of a “mutual fund trust” (as defined in the Tax Act), of the Corporation or a “qualifying person” (as defined in the Tax Act) that does not deal at arm’s length (for purposes of the Tax Act) with the Corporation, as applicable, at the time such rights are issued or granted.

9.6	Immediate Acceleration of Awards

In taking any of the steps provided in Sections 9.3 and 9.4, the Plan Administrator will not be required to treat all Awards similarly and where the Plan Administrator determines that the steps provided in Sections 9.3 and 9.4 would not preserve proportionately the rights, value and obligations of the Participants holding such Awards in the circumstances or otherwise determines that it is appropriate, the Plan Administrator may, but is not required to, permit the immediate vesting of any unvested Awards.

9.7	Issue by Corporation of Additional Shares

Except as expressly provided in this Article 9, neither the issue by the Corporation of shares of any class or securities convertible into or exchangeable for shares of any class, nor the conversion or exchange of such shares or securities,

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affects, and no adjustment by reason thereof is to be made with respect to the number of Shares that may be acquired as a result of a grant of Awards.

9.8	Fractions

No fractional Shares will be issued pursuant to an Award. Accordingly, if, as a result of any adjustment under this Article 9 or a dividend equivalent, a Participant would become entitled to a fractional Share, the Participant has the right to acquire only the adjusted number of full Shares and no payment or other adjustment will be made with respect to the fractional Shares, which shall be disregarded.

ARTICLE 10
U.S. TAXPAYERS

10.1	Provisions for U.S. Taxpayers

Options granted under this Plan to U.S. Taxpayers may be non-qualified stock options or incentive stock options qualifying under Section 422 of the Code (“ISOs”). Each Option shall be designated in the Award Agreement as either an ISO or a non-qualified stock option. The Corporation shall not be liable to any Participant or to any other Person if it is determined that an Option intended to be an ISO does not qualify as an ISO. Options will be granted to a U.S. Taxpayer only if (i) such U.S. Taxpayer performs services for the Corporation or any corporation or other entity in which the Corporation has a direct or indirect controlling interest or otherwise has a significant ownership interest, as determined under Section 409A, such that the Option will constitute an option to acquire “service recipient stock” within the meaning of Section 409A, or (ii) such Option otherwise is exempt from Section 409A.

10.2	ISOs

Subject to any limitations in Section 3.6, the aggregate number of Shares reserved for issuance in respect of granted ISOs shall not exceed 10,000,000 Shares, and the terms and conditions of any ISOs granted to a U.S. Taxpayer on the Date of Grant hereunder, including the eligible recipients of ISOs, shall be subject to the provisions of Section 422 of the Code, and the terms, conditions, limitations and administrative procedures established by the Plan Administrator from time to time in accordance with this Plan. ISOs may only be granted to any employee of the Corporation, or of a “parent corporation” or “subsidiary corporation”, as such terms are defined in Sections 424(e) and (f) of the Code.

10.3	ISO Grants to 10% Shareholders

Notwithstanding anything to the contrary in this Plan, if an ISO is granted to a person who owns shares representing more than 10% of the voting power of all classes of shares of the Corporation or of a “parent corporation” or “subsidiary corporation”, as such terms are defined in Section 424(e) and (f) of the Code, on the Date of Grant, the term of the Option shall not exceed five years from the Date of Grant of such Option and the Exercise Price shall be at least 110% of the Market Price of the Shares subject to the Option.

10.4	$100,000 Per Year Limitation for ISOs

To the extent the aggregate Exercise Price as at the Date of Grant of the Shares for which ISOs are exercisable for the first time by any person during any calendar year (under all plans of the Corporation) exceeds $100,000, such excess ISOs shall be treated as non-qualified stock options.

10.5	Disqualifying Dispositions

Each person awarded an ISO under this Plan shall notify the Corporation in writing immediately after the date he or she makes a disposition or transfer of any Shares acquired pursuant to the exercise of such ISO if such disposition or transfer is made (a) within two years from the Date of Grant or (b) within one year after the date such person acquired the Shares. Such notice shall specify the date of such disposition or other transfer and the amount realized, in cash, other property, assumption of indebtedness or other consideration, by the person in such disposition or other transfer. The Corporation may, if determined by the Plan Administrator and in accordance with procedures established by it, retain possession of any Shares acquired pursuant to the exercise of an ISO as agent for the applicable person until the end of the later of the periods described in (a) or (b) above, subject to complying with any instructions from such person as to the sale of such Shares.

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10.6	Section 409A of the Code

(a)	This Plan will be construed and interpreted to be exempt from, or where not so exempt, to comply with Section 409A of the Code to the extent required to preserve the intended tax consequences of this Plan. Any reference in this Plan to Section 409A also include any regulation promulgated thereunder or any other formal guidance issued by the Internal Revenue Service with respect to Section 409A. Each Award shall be construed and administered such that the Award either (A) qualifies for an exemption from the requirements of Section 409A or (B) satisfies the requirements of Section 409A. If an Award is subject to Section 409A, (I) distributions shall only be made in a manner and upon an event permitted under Section 409A, (II) payments to be made upon a termination of employment or service shall only be made upon a “separation from service” under Section 409A, (III) unless the Award specifies otherwise, each installment payment shall be treated as a separate payment for purposes of Section 409A, and (IV) in no event shall a Participant, directly or indirectly, designate the calendar year in which a distribution is made except in accordance with Section 409A. To the extent that an Award or payment, or the settlement or deferral thereof, is subject to Section 409A, the Award will be granted, paid, settled or deferred in a manner that will meet the requirements of Section 409A, such that the grant, payment or settlement will not be subject to the additional tax or interest applicable under Section 409A. The Corporation reserves the right to amend this Plan to the extent it reasonably determines is necessary in order to preserve the intended tax consequences of this Plan in light of Section 409A. In no event will the Corporation or any of its subsidiaries or Affiliates be liable for any tax, interest or penalties that may be imposed on a Participant under Section 409A or any damages for failing to comply with Section 409A.

(b)	The Plan Administrator, in its sole discretion, may permit the acceleration of the time or schedule of payment of a U.S. Taxpayer’s vested Awards in the Plan under circumstances that, to the extent applicable, constitute permissible acceleration events under Section 409A.

(c)	Notwithstanding any provisions of the Plan to the contrary, in the case of any “specified employee” within the meaning of Section 409A of the Code who is a U.S. Taxpayer, distributions of non-qualified deferred compensation under Section 409A made in connection with a “separation from service” within the meaning set forth in Section 409A may not be made prior to the date which is six months after the date of separation from service (or, if earlier, the date of death of the U.S. Taxpayer). Any amounts subject to a delay in payment pursuant to the preceding sentence shall be paid as soon practicable following such six-month anniversary of such separation from service.

10.7	Application of Article 11 to U.S. Taxpayers

For greater certainty, the provisions of this Article 10 shall only apply to U.S. Taxpayers.

ARTICLE 11
AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN

11.1	Amendment, Suspension, or Termination of the Plan

The Plan Administrator may from time to time, without notice and without approval of the holders of voting shares of the Corporation, amend, modify, change, suspend or terminate the Plan or any Awards granted pursuant to the Plan as it, in its discretion determines appropriate, provided, however, that:

(a)	no such amendment, modification, change, suspension or termination of the Plan or any Awards granted hereunder may materially impair any rights of a Participant or materially increase any obligations of a Participant under the Plan without the consent of the Participant, unless the Plan Administrator determines such adjustment is required or desirable in order to comply with any applicable Securities Laws or Exchange requirements; and

(b)	any amendment that would cause an Award held by a U.S. Taxpayer to be subject to the additional tax penalty under Section 409A(1)(b)(i)(II) of the Code shall be null and void ab initio with respect to the U.S. Taxpayer unless the consent of the U.S. Taxpayer is obtained.

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11.2	Shareholder Approval

Notwithstanding Section 11.1 and subject to any rules of the Exchange, approval of the holders of Shares shall be required for any amendment, modification or change that:

(a)	increases the number of Shares reserved for issuance under the Plan, except pursuant to the provisions under Article 9 which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Corporation or its capital;

(b)	increases or removes the 10% limits on Shares issuable or issued to Insiders as set forth in Subsection 3.7(a);

(c)	reduces the exercise price of an Option Award (for this purpose, a cancellation or termination of an Option Award of a Participant prior to its Expiry Date for the purpose of reissuing an Option Award to the same Participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an Option Award) except pursuant to the provisions in the Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Corporation or its capital;

(d)	extends the term of an Option Award beyond the original Expiry Date (except where an Expiry Date would have fallen within a blackout period applicable to the Participant or within five business days following the expiry of such a blackout period);

(e)	permits an Option Award to be exercisable beyond 10 years from its Date of Grant (except where an Expiry Date would have fallen within a blackout period of the Corporation);

(f)	increases or removes the limits on the participation of Directors;

(g)	permits Awards to be transferred to a Person;

(h)	changes the eligible participants of the Plan; or

(i)	deletes or reduces the range of amendments which require approval of shareholders under this Section 11.2.

11.3	Permitted Amendments

Without limiting the generality of the foregoing, but subject to Section 11.2, the Plan Administrator may, without shareholder approval, at any time or from time to time, amend the Plan for the purposes of (but not limited to):

(a)	making any amendments to the general vesting provisions of each Award;

(b)	making any amendments to the provisions set out in Article 8;

(c)	making any amendments to add covenants of the Corporation for the protection of Participants, as the case may be, provided that the Plan Administrator shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the Participants, as the case may be;

(d)	making any amendments not inconsistent with the Plan as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Plan Administrator, having in mind the best interests of the Participants, it may be expedient to make, including amendments that are desirable as a result of changes in law in any jurisdiction where a Participant resides, provided that the Plan Administrator shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the Participants and Directors; or

(e)	making such changes or corrections which, on the advice of counsel to the Corporation, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Plan Administrator shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of the Participants.

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ARTICLE 12
MISCELLANEOUS

12.1	Legal Requirement

The Corporation is not obligated to grant any Awards, issue any Shares or other securities, make any payments or take any other action if, in the opinion of the Plan Administrator, in its sole discretion, such action would constitute a violation by a Participant or the Corporation of any provision of any applicable statutory or regulatory enactment of any government or government agency or the requirements of any Exchange upon which the Shares may then be listed.

12.2	No Other Benefit

No amount will be paid to, or in respect of, a Participant under the Plan to compensate for a downward fluctuation in the price of a Share, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose.

12.3	Rights of Participant

No Participant has any claim or right to be granted an Award and the granting of any Award is not to be construed as giving a Participant a right to remain as an Employee, Consultant or Director. No Participant has any rights as a shareholder of the Corporation in respect of Shares issuable pursuant to any Award until the allotment and issuance to such Participant, or as such Participant may direct, of certificates representing such Shares.

12.4	Corporate Action

Nothing contained in this Plan or in an Award shall be construed so as to prevent the Corporation from taking corporate action which is deemed by the Corporation to be appropriate or in its best interest, whether or not such action would have an adverse effect on this Plan or any Award.

12.5	Conflict

In the event of any conflict between the provisions of this Plan and an Award Agreement, the provisions of the Award Agreement shall govern.

12.6	Anti-Hedging Policy

By accepting an Award each Participant acknowledges that he or she is restricted from purchasing financial instruments such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of Awards.

12.7	Participant Information

Each Participant shall provide the Corporation with all information (including personal information) required by the Corporation in order to administer the Plan. Each Participant acknowledges that information required by the Corporation in order to administer the Plan may be disclosed to any custodian appointed in respect of the Plan and other third parties, and may be disclosed to such persons (including persons located in jurisdictions other than the Participant’s jurisdiction of residence), in connection with the administration of the Plan. Each Participant consents to such disclosure and authorizes the Corporation to make such disclosure on the Participant’s behalf.

12.8	Participation in the Plan

The participation of any Participant in the Plan is entirely voluntary and not obligatory and shall not be interpreted as conferring upon such Participant any rights or privileges other than those rights and privileges expressly provided in the Plan. In particular, participation in the Plan does not constitute a condition of employment or engagement nor a commitment on the part of the Corporation to ensure the continued employment or engagement of such Participant. The Plan does not provide any guarantee against any loss which may result from fluctuations in the market value of the Shares. The Corporation does not assume responsibility for the income or other tax consequences for the Participants and Directors and they are advised to consult with their own tax advisors.

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12.9	International Participants

With respect to Participants who reside or work outside Canada and the United States, the Plan Administrator may, in its sole discretion, amend, or otherwise modify, without shareholder approval, the terms of the Plan or Awards with respect to such Participants in order to conform such terms with the provisions of local law, and the Plan Administrator may, where appropriate, establish one or more sub-plans to reflect such amended or otherwise modified provisions.

12.10	Successors and Assigns

The Plan shall be binding on all successors and assigns of the Corporation and its subsidiaries.

12.11	General Restrictions or Assignment

Except as required by law, the rights of a Participant under the Plan are not capable of being assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of the Participant unless otherwise approved by the Plan Administrator.

12.12	Severability

The invalidity or unenforceability of any provision of the Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from the Plan.

12.13	Notices

All written notices to be given by a Participant to the Corporation shall be delivered personally, e-mail or mail, postage prepaid, addressed as follows:

5657 Spring Garden Road
Suite 505
Halifax, NS
B3J 3R4

Attention: General Counsel

All notices to a Participant will be addressed to the principal address of the Participant on file with the Corporation. Either the Corporation or the Participant may designate a different address by written notice to the other. Such notices are deemed to be received, if delivered personally or by e-mail, on the date of delivery, and if sent by mail, on the fifth business day following the date of mailing. Any notice given by either the Participant or the Corporation is not binding on the recipient thereof until received.

12.14	Effective Date

This Plan becomes effective on a date to be determined by the Plan Administrator, subject to the approval of the shareholders of the Corporation.

12.15	Governing Law

This Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein, without any reference to conflicts of law rules, except to the extent U.S tax law applies to a U.S. Taxpayer.

12.16	Submission to Jurisdiction

The Corporation and each Participant irrevocably submits to the exclusive jurisdiction of the courts of competent jurisdiction in the Province of Ontario in respect of any action or proceeding relating in any way to the Plan, including, without limitation, with respect to the grant of Awards and any issuance of Shares made in accordance with the Plan.

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EXHIBIT A

Direction to the CRTC (Ineligibility of Non-Canadians)

SOR/97-192

BROADCASTING ACT

Whereas, pursuant to subsection 26(4) of the Broadcasting Act, the Minister of Canadian Heritage has consulted with the Canadian Radio-television and Telecommunications Commission with regard to the annexed Direction to the CRTC (Ineligibility of Non-Canadians);

Therefore, His Excellency the Governor General in Council, on the recommendation of the Minister of Canadian Heritage, pursuant to subsection 26(1) of the Broadcasting Act, hereby issues the annexed Direction to the CRTC (Ineligibility of Non-Canadians).

INTERPRETATION

1. The definitions in this section apply in this Direction.

“acquiring corporation” means a corporation referred to in paragraph 17(2)(a) of the Canadian Telecommunications Common Carrier Ownership and Control Regulations as they read on October 25, 1994, registered as SOR/94-667. (acquéreur)

“affiliate corporation” means, in relation to a qualified successor,

(a) a Canadian carrier referred to in subsection 16(2) of the Telecommunications Act or any of its subsidiary corporations;

(b) an acquiring corporation or any of its subsidiary corporations; or

(c) a corporation that controls the corporations referred to in paragraphs (a) and (b), or any of its subsidiary corporations. (société affiliée)

“Canadian” means

(a) a citizen within the meaning of subsection 2(1) of the Citizenship Act who is ordinarily resident in Canada;

(b) a permanent resident within the meaning of subsection 2(1) of the Immigration Act who is ordinarily resident in Canada and has been ordinarily resident in Canada for not more than one year after the date on which that person first became eligible to apply for Canadian citizenship;

(c) a Canadian government, whether federal, provincial or local, or an agency thereof, subject to the Direction to the CRTC (Ineligibility to Hold Broadcasting Licences);

(d) a corporation without share capital where a majority of its directors are appointed or designated, either by their personal names or by their names of office, by one or more of the following, namely,

(i) a federal or provincial statute or any regulation made thereunder,

(ii) the Governor in Council or the lieutenant governor in council of a province, and

(iii) a minister of the Crown in right of Canada or a province;

(e) a qualified corporation;

(f) a qualified mutual insurance company;

(g) a qualified pension fund society;

(h) a qualified cooperative; or

(i) a qualified successor

(i) for the purpose of holding a broadcasting distribution undertaking licence, or

(ii) for the purpose of beneficially owning, directly or indirectly, 50 per cent or less of all the issued and outstanding voting shares, and 50 per cent or less of the votes, of a qualified corporation that holds a broadcasting licence for a distribution undertaking only. (Canadien)

“control” means control in any manner that results in control in fact, whether directly through the ownership of securities or indirectly through a trust, an agreement or arrangement, the ownership of a corporation or otherwise. (contrôle)

“director” means a person who is a member of the board of directors of a corporation or, where the corporation has no directors, a person performing functions that are similar to the functions performed by directors. (administrateur)

“independent member” means a person who is not an officer or employee of, or a contractor who provides goods or services to, a qualified successor or any of its affiliate corporations, who is not a director of any affiliate corporations of the qualified successor, and in respect of whom there are no considerations that could reasonably be anticipated to interfere with the person’s ability to act in the best interests of the qualified successor. (membre indépendant)

“non-Canadian” means a person or entity that is not a Canadian. (non-Canadien)

“qualified cooperative” means a cooperative, not less than 80 per cent of the members of which are Canadians, that is established under an Act of Parliament or under any provincial legislation that relates to the establishment of cooperatives. (coopérative qualifiée)

“qualified corporation” means a corporation incorporated or continued under the laws of Canada or a province, where

(a) the chief executive officer or, where the corporation has no chief executive officer, the person performing functions that are similar to the functions performed by a chief executive officer, and not less than 80 per cent of the directors are Canadians;

(b) in the case of a corporation having share capital, Canadians beneficially own and control, directly or indirectly, in the aggregate and otherwise than by way of security only, not less than 80 per cent of all the issued and outstanding voting shares of the corporation and not less than 80 per cent of the votes; and

(c) in the case of a corporation that is a subsidiary corporation,

(i) the parent corporation is incorporated or continued under the laws of Canada or a province,

(ii) Canadians beneficially own and control, directly or indirectly, in the aggregate and otherwise than by way of security only, not less than 66 2/3 per cent of all of the issued and outstanding voting shares of the parent corporation and not less than 66 2/3 per cent of the votes, and

(iii) the parent corporation or its directors do not exercise control or influence over any programming decisions of the subsidiary corporation where

(A) Canadians beneficially own and control, directly or indirectly, in the aggregate and otherwise than by way of security only, less than 80 per cent of the issued and outstanding voting shares of the parent corporation and less than 80 per cent of the votes,

(B) the chief executive officer of the parent corporation or, where the parent corporation has no chief executive officer, the person performing functions that are similar to the functions performed by a chief executive officer is a non-Canadian, or

(C) less than 80 per cent of the directors of the parent corporation are Canadian. (personne morale qualifiée)

“qualified mutual insurance company” means a mutual insurance company, the head office and principal place of business of which are in Canada and not less than 80 per cent of the board of directors and of each committee of the directors of which are Canadians. (société mutuelle d’assurance qualifiée)

“qualified pension fund society” means a pension fund society, not less than 80 per cent of the board of directors of which and of each committee of the directors of which are Canadians, and that is established under An Act to incorporate the Guarantee and Pension Fund Society of the Dominion Bank, S.C. 1887, c. 55, An Act to incorporate the Pension Fund Society of the Bank of Montreal, S.C. 1885, c. 13, the Pension Fund Societies Act, R.S., 1985, c. P-8, or under any provincial legislation that relates to the establishment of pension fund societies. (société de caisse de retraite qualifiée)

“qualified successor” means a corporation referred to in paragraph 17(2)(b) or (c) of the Canadian Telecommunications

Common Carrier Ownership and Control Regulations as they read on October 25, 1994, registered as SOR/94-667, incorporated or continued under the laws of Canada or a province and directly controlled by a Canadian carrier referred to in subsection 16(2) of the Telecommunications Act, or by its acquiring corporation, where

(a) the control of the Canadian carrier and its acquiring corporation has remained unchanged since the date of the coming into force of this Direction;

(b) the chief executive officer of the corporation or, where the corporation has no chief executive officer, the person performing functions that are similar to the functions performed by a chief executive officer, and all its directors are Canadians;

(c) all the voting shares of the corporation that are not beneficially owned and controlled by the Canadian carrier or its acquiring corporation are beneficially owned and controlled by Canadians;

(d) in the case of a corporation referred to in subparagraph (i)(ii) of the definition ”Canadian”, all the voting shares of the qualified corporation that are not beneficially owned by the corporation are beneficially owned and controlled by Canadians;

(e) the corporation operates only in the operating territory of the Canadian carrier;

(f) the corporation does not beneficially own, directly or indirectly, voting shares of a corporation that holds a broadcasting distribution undertaking licence and that operates outside of the operating territory of the Canadian carrier;

(g) the directors of the corporation and its officers have complete and exclusive control over all programming decisions and

(i) at least 33 1/3 per cent of the directors are independent members, and

(ii) a quorum at any meeting of the directors or of any committee of the directors must include at least one independent member; and

(h) no parent corporation or affiliate corporation of the corporation exercises any control or influence over any programming decisions of the corporation. (ayant droit qualifié)

“subsidiary corporation” means a corporation that is controlled by another corporation. (filiale)

“voting share” means a share of any class of shares of a corporation carrying voting rights under all circumstances or by reason of any event that has occurred and is continuing or by reason of a condition that has been fulfilled, and includes

(a) a security that is convertible into such a share at the time a calculation of the percentage of shares owned and controlled by Canadians is made; and

(b) an option or a right to acquire such a share, or the security referred to in paragraph (a), that is exercisable at the time the calculation referred to in that paragraph is made. (action avec droit de vote)

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DIRECTION

2. The Canadian Radio-television and Telecommunications Commission is hereby directed that no broadcasting licence may be issued, and no amendments or renewals thereof may be granted, to an applicant that is a non-Canadian.

3. Where the Canadian Radio-television and Telecommunications Commission determines that an applicant is controlled by a non-Canadian, whether on the basis of personal, financial, contractual or business relations or any other considerations relevant to determining control, other than the beneficial ownership and control of the voting shares of a qualified successor by a Canadian carrier or its acquiring corporation, the applicant is deemed to be a non-Canadian.

REPEAL

4. The Direction to the CRTC (Ineligibility of Non-Canadians)is repealed.

COMING INTO FORCE

This Direction comes into force on April 8, 1997.

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APPENDIX “D”

STOCK OPTION PLAN RESOLUTION

RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	all unallocated options under the Stock Option Plan be and are hereby approved;

2.	the Company has the ability to continue granting options under the Stock Option Plan, as amended and restated from time to time, until December 17, 2022, which is the date that is three (3) years from the date of the shareholder meeting at which shareholder approval is being sought; and

3.	any director or officer of the Company be, and such director or officer of the Company hereby is authorized and empowered, acting for, in the name of and on behalf of the Company to execute or cause to be executed, under seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments, including, without limitation, articles of amendment, and to do or to cause to be done all such other acts and things, as in the opinion of such director or officer of the Company may be necessary or desirable in order to fulfill the intent of the foregoing.

APPENDIX “E”

EMPLOYEE SHARE PURCHASE PLAN RESOLUTION

RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	the proposed amendments to the employee share purchase plan, whereby the maximum number of voting shares that may be issued under the employee share purchase plan shall be increased by 300,000 voting shares from 450,000 to 750,000, is hereby approved and authorized;

2.	the proposed amendments to the employee share purchase plan, whereby the amendment provisions of the employee share purchase plan shall be amended as detailed in the circular, are hereby approved and authorized;

3.	notwithstanding that this resolution has been duly passed by the shareholders of the company, the directors of the company be, and they hereby are, authorized and empowered to not amend the employee share purchase plan as described above, in the event that the omnibus plan resolution is not approved by shareholders at the shareholders meeting at which shareholder approval is being sought; and

4.	any director or officer of the company be, and such director or officer of the company hereby is authorized and empowered, acting for, in the name of and on behalf of the Company to execute or cause to be executed, under seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to do or to cause to be done all such other acts and things, as in the opinion of such director or officer of the Company may be necessary or desirable in order to fulfill the intent of the foregoing.

APPENDIX “F”

EMPLOYEE SHARE PURCHASE PLAN

(see attached)

SECOND AMENDED AND RESTATED EMPLOYEE
SHARE PURCHASE PLAN
(ESPP) OF

WILDBRAIN LTD.
AND
SUBSIDIARIES

EFFECTIVE DECEMBER 17, 2019

SECTION 1 PURPOSE OF PLAN

1.1

WildBrain Ltd. (formerly DHX Media Ltd.), pursuant to a resolution of its shareholders, has adopted a Share Purchase Plan to be effective November 6, 2007 to provide an opportunity to Employees to acquire an ownership interest in the Company. Employees are encouraged to participate in the Plan by allowing Employees to purchase shares at a discount. In addition, the Company assists Employees in acquiring Shares through the convenience of after-tax payroll deductions, by providing other administrative services and by assuming certain operating costs of the Plan.

1.2

Contributions from the Employees participating in the Plan are remitted to the Administrator appointed by the Company for the purchase and distribution of Shares on behalf of the Employees, in accordance with the terms and provisions of the Plan as described herein.

SECTION 2 DEFINITIONS

2.1

“Administrator” shall mean Computershare or such other person appointed by the Company to purchase, hold and distribute Shares in accordance with the terms and provisions of the Plan and the Memorandum of Agreement. The Memorandum of Agreement shall be deemed to form part of the Plan and any of the rights or interests which may accrue to any person under the Plan shall be subject to all the terms and provisions of the Memorandum of Agreement. The duties, responsibilities and rights of the Administrator shall be determined solely by the reference to the Memorandum of Agreement.

2.2

“Beneficiary” shall, save for any Member domiciled in the Province of Quebec at the time of death, mean a person last designated by a Member in writing and filed with the Company to receive share distributions from the Administrator in the event of the death of the Member. In the absence of an effective designation of a Beneficiary and in respect of Members domiciled in the Province of Quebec at the time of death, the share distributions from the Administrator following the death of the Member shall be made to the estate of the deceased Member.

2.3	“Board” shall mean the Board of Directors of the Company.

2.4

“Canadian” has the meaning set forth in the Broadcasting Act or as specified in any regulation or direction made thereunder, as the same may be amended, supplemented or replaced, from time to time, including, without limitation, the Direction to the CRTC (Ineligibility of Non-Canadians) (SOR/97-192) made under the Broadcasting Act, a copy of which is attached to this Plan as Exhibit A;

2.5	“Common Voting Shares” shall mean the common voting shares of the Company.

2.6	“Company” shall mean WildBrain Ltd. and such of its subsidiaries as may be designated by the Board from time to time

2.7	“Effective Date” shall mean November 6, 2007.

2.8	“Employee” shall mean any designated person regularly employed by the Company.

2.9	“Member” shall mean an Employee who has elected to participate in the Plan in accordance with the provisions of Section 3.

2.10	“Memorandum of Agreement” shall mean the agreement between the Company and the Administrator with respect to the duties, responsibilities and rights of the Administrator in connection with the Plan.

2.11	“Plan” shall mean this Second Amended and Restated Employee Share Purchase Plan of the Company and its subsidiaries, as described herein or as hereinafter amended.

2.12	“Salary” shall mean the remuneration paid to an Employee for services rendered to the Company, excluding bonuses, overtime pay and fringe benefits, but including sales commissions.

2.13	“Shares” shall mean the Voting Shares of the Company.

2.14	“U.S. Securities Act” shall mean the United States Securities Act of 1933, as amended.

2.15	“Variable Voting Shares” shall mean the variable voting shares of the Company.

2.16	“Voting Shares” shall mean the Common Voting Shares and the Variable Voting Shares.

Whenever used in the Plan, unless the context otherwise clearly indicates, words in the masculine form shall be deemed to include the feminine and the singular shall be deemed to include the plural.

SECTION 3 MEMBERSHIP

3.1

Subject to this section, an Employee shall be eligible to become a Member of the Plan upon the later of the Effective Date or the completion of one year of continuous service as an Employee of the Company.

3.2

An Employee who is eligible for membership in the Plan and wishes to become a Member thereof shall complete and file with the Company at least 15 days prior to the first day of the calendar month elected by him as his effective date of participation in the Plan, a payroll deduction authorization in a form approved by the Company, which election shall include a representation by the Employee as to the Employee’s status as a “Canadian” within the meaning of this Plan.

3.3	In the event that an Employee does not meet the requirements of Section 3.2, his effective participation date shall be the first day of the month following his elected month.

3.4

An Employee may, at the Company’s sole discretion, participate in the Plan without completing the eligibility requirement in Section 3.1, with the approval of the Company and by completing and filing the payroll deduction authorization form in accordance with Section 3.2 or 3.3.

SECTION 4 MEMBER CONTRIBUTIONS

4.1

Members participating in the Plan may make contributions, by payroll deduction only, at a rate of not less than 1% of Salary or such other integer percentage rate up to and including 10% of Salary as such Member shall elect.

4.2

A Member may elect to change his rate of contribution as defined in Section 4.1 hereof, effective on any January 1st or July 1st, by completing and filing a revised payroll deduction authorization form at least 15 days prior to the January 1st or July 1st in which the revised payroll deduction rate is to be effective.

4.3

A Member may suspend participation in the Plan provided proper notice in writing is filed with the Company at least 15 days prior to the first of the month in which payroll deductions are to be suspended.

4.4

A Member who has suspended his contributions may apply to the Company to have them resumed in accordance with Section 4.1 effective on the January 1st or July 1st next following 15 days written notice of such intent.

SECTION 5 PURCHASE OF SHARES

5.1

The Company will remit payroll deductions from Members to the Administrator on a monthly basis, which the Administrator will use as soon as administratively practicable to purchase Shares. With respect to any Member who is a U.S. citizen or resident, in no event will Shares be purchased later than two and a half (2 1/2) months after the Member’s termination of employment with the Company.

5.2

The Administrator will purchase Shares from treasury of the Company. Shares purchased for the account of a Participant who is a "Canadian" will be Common Voting Shares, and Shares purchased for the account of a Participant who is not a "Canadian" will be exercisable for Variable Voting Shares. The purchase price will be the 10 day volume weighted average price of the applicable class of Shares traded on the Toronto Stock Exchange less 15%.

5.3	The purchased Shares will be credited to an account maintained for the member by the Company directly, through a registered securities dealer or through the Administrator.

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5.4

Dividends received by the Administrator on Shares held will be allocated to the accounts of the Members in proportion to the Shares held by the Administrator for each Member on which dividends are declared and received and such dividends will be applied to the purchase of additional Shares without discount (except in the case of “stock dividends” which shall be credited directly to the accounts of respective Members) and such Shares will be credited to the accounts of respective Members, such allocation to be made pro rata (to the fourth decimal place) on the basis of the average cost per Share purchased by the dividends and the dividends allocated to each Member used to purchase the Shares.

5.5

Shares shall not be purchased under this Plan unless the issuance and delivery of such Shares shall comply with all relevant provisions of applicable securities law and the requirements of any stock exchange or consolidated stock price reporting system on which prices for the Shares are quoted at any given time.

5.6

Unless such securities are registered under the U.S. Securities Act, the certificates representing any Shares issued in the United States shall, until such time as the same is no longer required under the applicable requirements of the U.S. Securities Act or applicable U.S. state securities laws and regulations, bear a legend restricting transfer without registration under the U.S. Securities Act and applicable state securities laws unless an exemption from registration is available.

SECTION 6 SHARES SUBJECT TO THE PLAN

6.1

A maximum of 750,000 authorized but unissued Shares in aggregate across both classes of Shares are reserved for issuance under the Plan from treasury of the Company provided that the Plan together with all of the Company’s other share compensation arrangements (including without limitation the Company’s Option Plan) shall not result in any time in:

(a)	the number of securities issuable to insiders, at any time, under all security based compensation arrangements, cannot exceed 10% of issued and outstanding securities of the Company; and

(b)	the number of securities issued to insiders, within any one year period, under all security based compensation arrangements, cannot exceed 10% of issued and outstanding securities of the Company.

6.2	The terms “insider’ and “share compensation arrangement” shall have the meaning given in the Toronto Stock Exchange policies relating to Employee Stock Option Plans.

SECTION 7 SALE OF SHARES

7.1

A Member may elect, from time to time, to sell all or part of the Shares credited to his account in accordance with the Company’s Insider Trading Policy. Such Member shall complete and file with the Company a 7 day prior notice on the form prescribed by the Company.

7.2

The Administrator shall sell such number of Shares as requested by the Member, upon receipt of the notice referred to in subsection 7.1 hereof, in such a manner as, in its discretion, it deems to be in the interest of the Members of the Plan.

7.3	The product of the sale, less any brokerage fees, will be paid in cash by cheque to the Member.

7.4

A Member may request, once a year, the Administrator to transfer into his self administered Registered Retirement Savings Plan all or part of the Shares credited to his account, to the extent permissible under applicable law.

SECTION 8 TERMINATION OF MEMBERSHIP

8.1	The Administrator will hold the Shares credited to a Member’s account for the whole period of participation of such Member in the Plan.

8.2

A Member who terminates employment (with or without cause at law), retires or otherwise elects to withdraw from participation in the Plan, or, the Beneficiary in the event of the Member’s death, will have the choice to receive:

3

(a)	the number of whole Shares credited to his account, or

(b)	the cash equivalent of the value of the whole Shares credited to his account, less any brokerage fees, as determined by the Administrator, as of the date of termination of employment, retirement, death or withdrawal from the Plan, whichever the case may be. Any fractional Shares remaining in the Member’s account will be paid in cash by cheque in an amount equal to the value of the fractional Shares as determined by the Administrator.

8.3

If, at the end of any calendar year, any Member has not contributed to the Plan during such calendar year, the Company shall have the option to give written notice requiring that Member to terminate his participation in the Plan and withdraw all of his available, unrestricted shares in the manner set forth in Section 8.2. If no election under Section 8.2 is made by the Member within a period of 60 days after notice from the Company, the Member shall be deemed to have elected to request a certificate be transferred and issued in his name.

8.4

If a Member does not provide instructions to the Administrator within 60 days after the termination of the Member’s participation in the Plan, the Member or his executors or administrators shall be deemed to have elected to request a certificate be transferred and issued in his name.

SECTION 9 ADMINISTRATION

9.1

The Company shall be responsible for carrying out the administration of the Plan and shall establish rules from time to time for the administration of the Plan. The Company shall be responsible for the interpretation and determination of any and all questions regarding the provisions of the Plan.

9.2	The Company may authorize one or more of their number or an agent to execute and to deliver any instrument pertaining to the operation of the Plan.

9.3	The Company may retain counsel, employ agents and provide for such clerical, accounting and other services as they may require in carrying out the provisions of the Plan.

9.4

Any act which the Plan authorizes or requires the Company to do may be done by a majority of members of the Board. The action of such majority expressed from time to time by a vote at a meeting or in writing without a meeting shall constitute the action of the Company and it shall have the same effect for all purposes as if assented to by all members of the Company at the time in office.

9.5

The members of the Company shall use ordinary care and diligence in the performance of their duties, but no current or former member of the Board, Officer or employer of the Company shall be personally liable by virtue of any contract, agreement, bond or other instrument made or executed by him or on his behalf as a member of the Board, nor for any loss unless resulting from his own gross negligence or willful misconduct.

9.6

The Company shall be responsible for the payment of any fees or charges incurred in the operation of the Plan, including payments to the Administrator, counsel and other agents employed by the Company in connection with the operation of the Plan. The Company will reimburse the Administrator for brokerage fees arising from purchases of Shares, stock transfer taxes, and charges in connection with services provided in the operation of the Plan. The Member shall be responsible for any brokerage fees payable upon the sale of his Shares.

9.7

The Company shall be entitled to rely conclusively upon an opinion, a certificate, or report provided by a legal counsel, an accountant, the Administrator or any other advisors appointed and engaged by the Company in connection with the administration of the Plan.

9.8

The Company shall cause to be kept all data and records pertaining to the administration of the Plan, and the Secretary of the Company may execute all documents necessary to carry out the provisions of the Plan. The Company shall advise the Administrator as to data, information, and other facts, and shall give proper instructions to the Administrator to enable the Administrator to carry out its duties and responsibilities under the Plan.

9.9

Each Member of the Plan will receive an annual statement of his own contributions to the Plan, the dividends paid to him or credited to his account, the purchase of Shares including fractional Shares, the average share

4

cost of such Shares purchased during each twelve month period and the average share cost of Shares purchased to date held by the Administrator. In addition, Members of the Plan will receive copies of all reports, proxy statements and other communications distributed to registered shareholders, to the extent that such Members participating in the Plan do not otherwise receive such material as shareholders.

SECTION 10 AMENDMENTS

10.1

The Board reserves the right at any time and from time to time, subject to any regulatory or stock exchange approval that may be required, to amend the Plan in whole or in part, without prior notice to or approval by the shareholders provided, however, that no amendment or modification shall adversely affect the rights and interests of a Member’s Shares allocated to his account under the Plan prior to the date of such amendment or modification. Examples of circumstances where the Board of Directors may make amendments without shareholder approval include, without limitation, amendments that would:

(a)	make housekeeping or clerical changes;

(b)	clarify any provision in the plan;

(c)	ensure compliance with applicable laws, regulations or policies of any governmental authority or relevant stock exchange;

(d)	change the class of participants eligible to participate in the plan;

(e)	change the terms and conditions of any financial assistance which may be provided by the Company to the participants to facilitate the purchase of Shares hereunder, or adding or removing any provisions providing for such financial assistance.

10.2

Notwithstanding anything contained herein to the contrary, no amendment to the Plan requiring the approval of the shareholders of the Company under any applicable securities laws or requirements (including without limitation the TSX rules and policies) shall become effective until such approval is obtained. In addition to the foregoing, the approval of the holders of a majority of the Shares present and voting in person or by proxy at a meeting of shareholders shall be required for:

(a)	any amendment to the provisions of this Section 10;

(b)	any increase in the maximum number of Shares issuable under the Plan;

(c)	any change to the manner of determining the purchase price under the Plan (including, for greater certainty, any amendment to the discount to the trading price of the applicable class of Shares used to determine the purchase price); and

(d)	any introduction or subsequent amendment of any provisions providing for contributions by the Company or any of its subsidiaries to the purchase price payable for Shares issuable under the Plan.

SECTION 11 TERMINATION OF THE PLAN

11.1

The Board reserves the right to terminate the Plan at any time with such termination to be effective no earlier than the first day of the calendar month following the adoption of the resolution by the Board to terminate the Plan. In the event of termination of the Plan, each Member shall receive the number of whole Shares in his account and a cash payment by cheque for any fractional Shares held in his account, as soon as practicable following the effective date of termination of the Plan.

SECTION 12 EMPLOYEES OF COMPANIES CEASING TO BE SUBSIDIARIES

12.1

Each Employee of a subsidiary company shall, upon such company ceasing to be a subsidiary, cease to be a Member of the Plan and will receive the number of whole Shares in his account and a cash payment by cheque for any fractional shares held in his account as soon as practicable following such Employee ceasing to be a Member of the Plan.

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SECTION 13 TAXES

13.1

The Member shall be responsible for paying all income, employment and other taxes applicable to taxable benefits and to transactions involving the Shares held by the Administrator on his or her behalf, including, without limitation, any taxes payable on:

(a)	taxable benefits granted to a Member, including the purchase of the Shares for the Member's Account;

(b)	the transfer of Shares to the Member or a person designated by the Member;

(c)	the sale or other disposition of Shares of a Member;

(d)	the transfer of Shares to an RRSP in the name of the Member or withdrawal therefrom;

(e)	dividends paid on the Shares.

Any compensation resulting from the discount purchase of Shares under this Plan is intended to be exempt from the provisions of Section 409A of the U.S. Internal Revenue Code of 1986, as amended (the “U.S. Code”). Notwithstanding the foregoing, each Member is solely responsible for all tax consequences related to the Plan (as described above), including as a result of Section 409A of the U.S. Code.

The Company may withhold applicable income and employment taxes from amounts due under the Plan (including by withholding Shares having a fair market value equal to amount required to be withheld) or from other remuneration payable to the Member.

SECTION 14 GENERAL PROVISIONS

14.1	Enrolment in this Plan will not give any Member or beneficiary of a Member any right or claim to any benefit except to the extent provided for in the Plan.

14.2

Neither the Company nor the Administrator shall be liable to any Employee for any loss resulting from a decline in the market value of any Shares purchased by the Administrator. Neither the Company nor the Administrator shall be liable to any Employee for any change in the market price of the Shares between the time an Employee authorizes the purchase or sale of the Shares and the time such purchase or sale takes place.

14.3

The establishment of the Plan shall not be construed as conferring any legal rights upon any Employee for a continuation of employment or interfering in any way with the rights of the Company to discharge any Employee and without regard to the effect which such discharge might have upon him as a Member of the Plan.

14.4

Each Member and any other person who has a right to a distribution under the Plan shall be entitled to look only to the Administrator for any settlement under the Plan, and, shall not have any right, claim or demand against the Company for any settlement under the Plan.

14.5

In the event that, at any time, an offer to purchase is made to all holders of Shares, notice of such offer shall be given by the Administrator to each Member to enable a Member to tender his Shares should he so desire.

14.6

In the event that the Shares of the Company are subdivided, consolidated, converted or reclassified by the Company, or any action of a similar nature affecting such Shares shall be taken by the Company, then the Shares held by the Administrator for the benefit of the Members shall be appropriately adjusted.

14.7

Any person dealing with the Administrator may rely upon a copy of the Plan and the Memorandum of Agreement and any amendment thereto certified by the Secretary of the Board to be a true and correct copy.

14.8	The Plan shall be construed, enforced and administered in accordance with the laws of the Province of Nova Scotia and the federal laws of Canada applicable therein.

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EXHIBIT A

Direction to the CRTC (Ineligibility of Non-Canadians)

SOR/97-192

BROADCASTING ACT

Whereas, pursuant to subsection 26(4) of the Broadcasting Act, the Minister of Canadian Heritage has consulted with the Canadian Radio-television and Telecommunications Commission with regard to the annexed Direction to the CRTC (Ineligibility of Non-Canadians);

Therefore, His Excellency the Governor General in Council, on the recommendation of the Minister of Canadian Heritage, pursuant to subsection 26(1) of the Broadcasting Act, hereby issues the annexed Direction to the CRTC (Ineligibility of Non-Canadians).

INTERPRETATION

1. The definitions in this section apply in this Direction.

“acquiring corporation” means a corporation referred to in paragraph 17(2)(a) of the Canadian Telecommunications Common Carrier Ownership and Control Regulations as they read on October 25, 1994, registered as SOR/94-667. (acquéreur)

“affiliate corporation” means, in relation to a qualified successor,

(a) a Canadian carrier referred to in subsection 16(2) of the Telecommunications Act or any of its subsidiary corporations;

(b) an acquiring corporation or any of its subsidiary corporations; or

(c) a corporation that controls the corporations referred to in paragraphs (a) and (b), or any of its subsidiary corporations. (société affiliée)

“Canadian” means

(a) a citizen within the meaning of subsection 2(1) of the Citizenship Act who is ordinarily resident in Canada;

(b) a permanent resident within the meaning of subsection 2(1) of the Immigration Act who is ordinarily resident in Canada and has been ordinarily resident in Canada for not more than one year after the date on which that person first became eligible to apply for Canadian citizenship;

(c) a Canadian government, whether federal, provincial or local, or an agency thereof, subject to the Direction to the CRTC (Ineligibility to Hold Broadcasting Licences);

(d) a corporation without share capital where a majority of its directors are appointed or designated, either by their personal names or by their names of office, by one or more of the following, namely,

(i) a federal or provincial statute or any regulation made thereunder,

(ii) the Governor in Council or the lieutenant governor in council of a province, and

(iii) a minister of the Crown in right of Canada or a province;

(e) a qualified corporation;

(f) a qualified mutual insurance company;

(g) a qualified pension fund society;

(h) a qualified cooperative; or

(i) a qualified successor

(i) for the purpose of holding a broadcasting distribution undertaking licence, or

(ii) for the purpose of beneficially owning, directly or indirectly, 50 per cent or less of all the issued and outstanding voting shares, and 50 per cent or less of the votes, of a qualified corporation that holds a broadcasting licence for a distribution undertaking only. (Canadien)

“control” means control in any manner that results in control in fact, whether directly through the ownership of securities or indirectly through a trust, an agreement or arrangement, the ownership of a corporation or otherwise. (contrôle)

“director” means a person who is a member of the board of directors of a corporation or, where the corporation has no directors, a person performing functions that are similar to the functions performed by directors. (administrateur)

“independent member” means a person who is not an officer or employee of, or a contractor who provides goods or services to, a qualified successor or any of its affiliate corporations, who is not a director of any affiliate corporations of the qualified successor, and in respect of whom there are no considerations that could reasonably be anticipated to interfere with the person’s ability to act in the best interests of the qualified successor. (membre indépendant)

“non-Canadian” means a person or entity that is not a Canadian. (non-Canadien)

“qualified cooperative” means a cooperative, not less than 80 per cent of the members of which are Canadians, that is established under an Act of Parliament or under any provincial legislation that relates to the establishment of cooperatives. (coopérative qualifiée)

“qualified corporation” means a corporation incorporated or continued under the laws of Canada or a province, where

(a) the chief executive officer or, where the corporation has no chief executive officer, the person performing functions that are similar to the functions performed by a chief executive officer, and not less than 80 per cent of the directors are Canadians;

(b) in the case of a corporation having share capital, Canadians beneficially own and control, directly or indirectly, in the aggregate and otherwise than by way of security only, not less than 80 per cent of all the issued and outstanding voting shares of the corporation and not less than 80 per cent of the votes; and

(c) in the case of a corporation that is a subsidiary corporation,

(i) the parent corporation is incorporated or continued under the laws of Canada or a province,

(ii) Canadians beneficially own and control, directly or indirectly, in the aggregate and otherwise than by way of security only, not less than 66 2/3 per cent of all of the issued and outstanding voting shares of the parent corporation and not less than 66 2/3 per cent of the votes, and

(iii) the parent corporation or its directors do not exercise control or influence over any programming decisions of the subsidiary corporation where

(A) Canadians beneficially own and control, directly or indirectly, in the aggregate and otherwise than by way of security only, less than 80 per cent of the issued and outstanding voting shares of the parent corporation and less than 80 per cent of the votes,

(B) the chief executive officer of the parent corporation or, where the parent corporation has no chief executive officer, the person performing functions that are similar to the functions performed by a chief executive officer is a non-Canadian, or

(C) less than 80 per cent of the directors of the parent corporation are Canadian. (personne morale qualifiée)

“qualified mutual insurance company” means a mutual insurance company, the head office and principal place of business of which are in Canada and not less than 80 per cent of the board of directors and of each committee of the directors of which are Canadians. (société mutuelle d’assurance qualifiée)

“qualified pension fund society” means a pension fund society, not less than 80 per cent of the board of directors of which and of each committee of the directors of which are Canadians, and that is established under An Act to incorporate the Guarantee and Pension Fund Society of the Dominion Bank, S.C. 1887, c. 55, An Act to incorporate the Pension Fund Society of the Bank of Montreal, S.C. 1885, c. 13, the Pension Fund Societies Act, R.S., 1985, c. P-8, or under any provincial legislation that relates to the establishment of pension fund societies. (société de caisse de retraite qualifiée)

“qualified successor” means a corporation referred to in paragraph 17(2)(b) or (c) of the Canadian Telecommunications

Common Carrier Ownership and Control Regulations as they read on October 25, 1994, registered as SOR/94-667, incorporated or continued under the laws of Canada or a province and directly controlled by a Canadian carrier referred to in subsection 16(2) of the Telecommunications Act, or by its acquiring corporation, where

(a) the control of the Canadian carrier and its acquiring corporation has remained unchanged since the date of the coming into force of this Direction;

(b) the chief executive officer of the corporation or, where the corporation has no chief executive officer, the person performing functions that are similar to the functions performed by a chief executive officer, and all its directors are Canadians;

(c) all the voting shares of the corporation that are not beneficially owned and controlled by the Canadian carrier or its acquiring corporation are beneficially owned and controlled by Canadians;

(d) in the case of a corporation referred to in subparagraph (i)(ii) of the definition ”Canadian”, all the voting shares of the qualified corporation that are not beneficially owned by the corporation are beneficially owned and controlled by Canadians;

(e) the corporation operates only in the operating territory of the Canadian carrier;

(f) the corporation does not beneficially own, directly or indirectly, voting shares of a corporation that holds a broadcasting distribution undertaking licence and that operates outside of the operating territory of the Canadian carrier;

(g) the directors of the corporation and its officers have complete and exclusive control over all programming decisions and

(i) at least 33 1/3 per cent of the directors are independent members, and

(ii) a quorum at any meeting of the directors or of any committee of the directors must include at least one independent member; and

(h) no parent corporation or affiliate corporation of the corporation exercises any control or influence over any programming decisions of the corporation. (ayant droit qualifié)

“subsidiary corporation” means a corporation that is controlled by another corporation. (filiale)

“voting share” means a share of any class of shares of a corporation carrying voting rights under all circumstances or by reason of any event that has occurred and is continuing or by reason of a condition that has been fulfilled, and includes

(a) a security that is convertible into such a share at the time a calculation of the percentage of shares owned and controlled by Canadians is made; and

(b) an option or a right to acquire such a share, or the security referred to in paragraph (a), that is exercisable at the time the calculation referred to in that paragraph is made. (action avec droit de vote)

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DIRECTION

2. The Canadian Radio-television and Telecommunications Commission is hereby directed that no broadcasting licence may be issued, and no amendments or renewals thereof may be granted, to an applicant that is a non-Canadian.

3. Where the Canadian Radio-television and Telecommunications Commission determines that an applicant is controlled by a non-Canadian, whether on the basis of personal, financial, contractual or business relations or any other considerations relevant to determining control, other than the beneficial ownership and control of the voting shares of a qualified successor by a Canadian carrier or its acquiring corporation, the applicant is deemed to be a non-Canadian.

REPEAL

4. The Direction to the CRTC (Ineligibility of Non-Canadians)is repealed.

COMING INTO FORCE

This Direction comes into force on April 8, 1997.

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APPENDIX “G”

MANDATE FOR THE BOARD OF DIRECTORS

DHX Media Ltd.

(the “Corporation”)

A.	PURPOSE

1.	The members of the Board of Directors (the “Board”) have the duty to supervise the management of the business and affairs of the Corporation. The Board, directly and through its committees and the Chairman of the Board, shall provide direction to senior management, generally through the Chief Executive Officer, to pursue the best interests of the Corporation.

B.	MEMBERSHIP, ORGANIZATION AND MEETINGS

1.	General – The composition and organization of the Board, including: the number, qualifications and remuneration of directors; the number of Board meetings; residency requirements; quorum requirements; meeting procedures and notices of meetings are as established by the Canada Business Corporations Act and the Articles and By-Laws of the Corporation.

2.	Independence – The Board shall establish independence standards for the directors in accordance with Applicable Requirements (as defined below), and, at least annually, shall affirmatively determine the independence of each director in accordance with these standards. A minimum of a majority of the directors shall be independent in accordance with these standards.

3.	Access to Management and Outside Advisors – The Board shall have unrestricted access to the Corporation’s management and employees. The Board, and each of its committees, shall have the authority to retain external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective compensation of these advisors without consulting or obtaining the approval of any Corporation officer. The Corporation shall provide appropriate funding, as determined by the Board, for the services of these advisors.

4.	Corporate Secretary and Minutes – The Corporate Secretary, his or her designate or any other person the Board requests shall act as secretary of Board meetings. Minutes of Board meetings shall be recorded and maintained by the Corporate Secretary and subsequently presented to the Board for approval.

5.	Meetings Without Management – The Board shall, at least twice per year, hold unscheduled or regularly scheduled meetings, or portions of regularly scheduled meetings, at which management and any other non-independent directors are not present. For purposes of this Section B.5., “independent” directors are those directors meeting the independence standards set forth in the rules of the Nasdaq Stock Market LLC (“NASDAQ”) and the Toronto Stock Exchange (“TSX”).

6.	Frequency of Meetings – The Board will meet as often as the Board considers appropriate to fulfill its duties, but in any event at least once per quarter.

7.	Attendance – Directors are expected to attend all meetings of the Board and the Board committees on which such director serves absent a legitimate reason for being unable to do so and are expected to participate fully and frankly in Board deliberations and discussions. Directors are also strongly encouraged to attend each meeting of the Corporation’s shareholders.

C.	FUNCTIONS AND RESPONSIBILITIES

The Board shall have the functions and responsibilities set out below. In addition to these functions and responsibilities, the Board shall perform such duties as may be required by the binding requirements of any stock exchanges on which the Corporation’s securities are listed , including, but not limited to, the TSX and NASDAQ, and all other applicable laws, rules and regulations (collectively, the “Applicable Requirements”).

1.	Strategic Planning

a.	Strategic Plans – At least annually, if advisable, the Board shall review and, if advisable, approve any strategic planning process and short- and long-term strategic plan of the Corporation prepared by management. In discharging this responsibility, the Board shall review any such plan in light of management’s assessment of emerging trends, the competitive environment, risk issues, opportunities and significant business practices and products.

b.	Business Plans – The Board shall review and, if advisable, approve the Corporation’s annual business plans.

c.	Monitoring – At least annually, the Board shall review management’s implementation of the Corporation’s strategic and business plans. The Board shall review and, if advisable, approve any material amendments to, or variances from, these plans.

d.	Evaluation Criteria – The Board shall determine and review, from time to time, the appropriate criteria against which to evaluate performance and set strategic goals and objectives.

2.	Risk Management

a.	General – At least annually, the Board shall, with the assistance of the Audit Committee, review reports provided by management of material risks associated with the Corporation’s businesses and operations, review the implementation by management of systems to manage these risks and review reports by management relating to the operation of and any material deficiencies in these systems.

b.	Verification of Controls – The Board shall, with the assistance of the Audit Committee, verify that internal, financial, non-financial and business control and information systems have been established by management and that the Corporation is applying appropriate standards of corporate conduct for these controls.

3.	Human Resource Management

a.	General – At least annually, the Board shall, with the assistance of the Human Resources and Compensation Committee, review the Corporation’s approach to human resource management and executive compensation.

b.	Succession Review – At least annually, the Board shall, with the assistance of the Human Resources and Compensation Committee and the Corporate Governance and Nominations Committee, as applicable, review the Chairman of the Board, the Chief Executive Officer and the senior management succession plans of the Corporation.

c.	Integrity of Senior Management - The Board shall, to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer and other senior management.

4.	Corporate Governance

a.	General – At least annually, the Board shall, with the assistance of the Corporate Governance and Nominations Committee, review the Corporation’s approach to corporate governance.

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b.	Director Independence – At least annually, the Board shall, with the assistance of the Corporate Governance and Nominations Committee, evaluate the director independence standards established by the Board, and in compliance with the independence standards set forth in the rules of the TSX and NASDAQ, and the Board’s ability to act independently from management in fulfilling its duties.

c.	Ethics Reporting – At least annually, the Board shall, with the assistance of the Corporate Governance and Nominations Committee, review reports provided by management relating to compliance with, or material deficiencies of, the Corporation’s Code of Business Conduct and Ethics.

5.	Financial Information

a.	General – At least annually, the Board shall, with the assistance of the Audit Committee, review the Corporation’s internal controls relating to financial information and reports provided by management on material deficiencies in, or material changes to, these controls.

b.	Integrity of Financial Information – The Board shall, with the assistance of the Audit Committee, review the integrity of the Corporation’s financial information and systems, the effectiveness of internal controls and management’s assertions on internal control and disclosure control procedures.

6.	Disclosure

a.	The Board shall approve all applicable regulatory filings, subject to delegation, including the annual audited financial statements, interim financial statements, the notes and management discussion and analysis accompanying such financial statements, any quarterly and annual reports, management proxy circulars, annual information forms, prospectuses, and material capital investments and borrowings, equity financings, and annual operating plans and budgets.

7.	Communications

a.	General – At least annually, the Board in conjunction with the Chief Executive Officer shall review the Corporation’s overall communications strategy, including measures for receiving feedback from the Corporation’s shareholders.

b.	Disclosure – At least annually, the Board shall review management’s compliance with the Corporation’s disclosure policies and procedures. Periodically or as conditions dictate, the Board shall, if advisable, approve material changes to the Corporation’s disclosure policies and procedures.

8.	Committees of the Board

a.	Board Committees – The Board has established the following standing committees of the Board: the Human Resources and Compensation Committee; the Audit Committee; the Corporate Governance and Nominations Committee; Production Financing Committee; and Corporate Finance Committee. Subject to applicable law, the Board may establish other Board committees or merge or dispose of any Board committee.

b.	Committee Mandates – The Board has approved mandates for each Board committee and shall approve mandates for each new Board committee. At least annually, each mandate shall be reviewed, and, based on recommendations of the committee, the Corporate Governance and Nominations Committee and the Chairman of the Board, as applicable, approved by the Board.

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c.	The Board shall appoint members to serve on the Board committees on an annual basis, or more frequently as required, having regard to the requisite skills, experience, expertise and specific requirements of the applicable committee, as well as any requirements or guidelines of applicable securities laws and stock.

d.	Delegation to Committees – The Board has delegated for approval or review the matters set out in each Board committee’s mandate to that committee.

e.	Consideration of Committee Recommendations – As required, the Board shall consider for approval the specific matters delegated for review to Board committees.

f.	Board/Committee Communication – To facilitate communication between the Board and each Board committee, each committee chair shall provide a report to the Board on material matters considered by the committee at the first Board meeting after each meeting of the committee.

g.	Compliance with laws – The Board has approved mandates for each Committee to facilitate each Committee’s adoption of key corporate policies designed to ensure that the Corporation, its directors, officers and employees comply with all applicable laws, rules and regulations and conduct their business ethically and with honesty and integrity.

9.	Position Descriptions

a.	The Board with the assistance of the Corporate Governance and Nominations Committee shall approve position descriptions for the Chair of the Board, the Lead Director (if applicable), the chair of each Board committee and the CEO, and periodically review such position descriptions.

D.	DIRECTOR ORIENTATION AND EVALUATION

1.	The Board is responsible for ensuring all new directors receive comprehensive orientation regarding such member’s responsibilities as a director of the Corporation and the nature of the business operations of the Corporation. The Board is also responsible for providing continuing education opportunities for the members of the Board.

2.	Each new director shall participate in the Corporation’s initial and any ongoing director orientation program.

3.	At least annually, the Board shall evaluate and review the performance of the Board, each of its committees, and each of the directors. The adequacy of this mandate shall be reviewed periodically, but at least annually.

E.	CURRENCY OF THE BOARD MANDATE

The mandate for the Board was originally approved by the Board on February 27, 2006 and subsequently revised and approved by the Board effective as of September 20, 2018.

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